4|9

07022523

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aristocrat Leisure Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 17 2007

THOMSON FINANCIAL

B

FILE NO. 82- 34870

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/10/07

082-34870

RECEIVED

AR/S
12-31-06

ARISTOCRAT LEISURE LIMITED ABN 44 002 818 368

aristocrat

no borders

ANNUAL REPORT 2006
TWELVE MONTHS ENDED 31 DECEMBER 2006



"Aristocrat provides outstanding entertainment to players around the world. In 2006, Aristocrat earned more than 75% of its revenue outside Australia, demonstrating that our games and products transcend language, culture and nationality. Aristocrat can truly describe itself as a Company with 'no borders', with games and products created in one jurisdiction generating entertainment in many others. We are also a team which perceives 'no borders' in what we can achieve – a quality that provides Aristocrat's shareholders with a unique value."

Paul Oneile, Chief Executive Officer and Managing Director.



Contents

Company Profile

Aristocrat is a leading global entertainment company which provides a comprehensive range of gaming solutions to entertainment venues around the world. Aristocrat's gaming solutions consistently outperform the competition. The Company holds over 200 gaming licences and its products and services are available in over 90 countries around the world.

Key Dates*

2007

Annual General Meeting*	1 May 2007
Interim Results Announcement (6 months ending 30/6/07)*	23 August 2007
Shares Ex-Interim Dividend*	29 August 2007
Record Date for Interim Dividend*	4 September 2007
Payment of Interim Dividend*	18 September 2007

2008

Final Results Announcement for 2007*	26 February 2008
Shares Ex-Final Dividend*	3 March 2008
Record Date for Final Dividend*	7 March 2008
Payment of Final Dividend*	21 March 2008
Annual General Meeting 2007*	29 April 2008

Notice of Annual General Meeting

To: Members

The Annual General Meeting of Members of Aristocrat Leisure Limited will be held in the Ballroom at Star City on Tuesday 1 May 2007 at 10.30am*.

A separate Notice of Meeting and Proxy Form have been sent to members with this Annual Report.

* Dates subject to change

"In 2006, our underlying business growth was strong, offsetting a significant decline in Japanese revenue and profit as that market transitions to new regulations. We spent $95 million on research and development, an increase of 45% on the prior year, demonstrating our commitment to innovation. Our cash flow and financial position remain very strong and we declared a final dividend of 24 cents per share fully franked, taking total dividends for the year to 36 cents per share, an increase of 20% on 2005."

Paul Oneile, Chief Executive Officer and Managing Director

Key Financials (2002 – 2006)

Total revenue from operating activities ($m)[#]


2006
2005
2004
2003*
2002
0
200
400
600
800
1000
1200
1400

Operating profit after tax and minority interest ($m)[#]


2006
2005
2004
2003*
2002
0
50
100
150
200
250

Earnings before interest and tax ($m)[#]


2006
2005
2004
2003*
2002
0
60
120
180
240
300
360

Earnings per share (cents)[#]


2006
2005
2004
2003*
2002
0
10
20
30
40
50
60

Comparative years 2003 and 2002 have been prepared under previous Australian Generally Accepted Accounting Principles ("AGAAP") and have not been amended for the adoption of Australian equivalents to the International Financial Reporting Standards ("AIFRS").

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 Annual Report.

2006 'At a Glance'

North America

New Multi-Site Progressive ('MSP') Launched

The market remained subdued throughout 2006. However, the Company improved its revenue and profit as its games grew in popularity particularly with repeat players who enjoy innovative bonusing systems and the Company's distinctive style of play. One of the Company's new products that drove the growth in the participation segment of this important market was *Hyperlink*™ *Loco Loot*™, a multi-site progressive system, which moved into full release in North America following a successful trial at the Mohegan Sun casino in Connecticut. This exciting, money train-themed MSP features three local-area jackpots and a fourth multi-site progressive jackpot that offers a high hit frequency. The *Loco Loot*™ base video slot games feature the Company's high performance patented *Reel Power*™ technology (players purchase reels instead of lines and have 243 ways to win when all reels are played).



$125 000.00
$500.00



Australia

MultiLink™

The Company responded to continuing challenging market conditions with a suite of innovative high-performing products. One of the most significant of these was the combination of the Company's market leading *Hyperlink*™ patented linked progressive product with its popular *Player's Choice*™ product. *Multilink*™ links banks of gaming machines to drive a randomly triggered four level jackpot. *Player's Choice*™ allows players to choose one of four top-performing games in different denominations, while playing one machine. *Multilink*™ was launched in New South Wales during the second half of the year and immediately proved to be a high performing product combination. *Multilink*™ permits gaming venues to offer customers the choice of four popular games within a *Hyperlink*™ environment that provides players with a unique link experience based on the Company's proven range of jackpot settings.

Japan

The transition to Regulation 5 games caused major uncertainty for all operators in the Japanese market throughout 2006. The Company's first Regulation 5 game, *Kaido-oh*™, was launched in October. Encouragingly, more than 10,100 units were sold by the end of the year and *Kaido-oh*™ continued to perform well in 2007. This was a very credible result in the context of the average unit sales of all manufacturers' Regulation 5 games in Japan being around 6,500 last year. The Company has expanded its research and development team in Japan to launch a larger range of game titles in Japan. The Company has now had seven Regulation 5 games approved; a further eight are in various stages of development or submission.


BIG BONUS

Launch of Kaido-oh™, the Company's first Regulation 5 game, to media, agents and operators in October, 2006.

South Africa

The Company's newly restructured South African operation delivered record profit and revenue, largely generated by continued success in the Limited Payout Machine ('LPM') Market. During the year the Company received the largest order ever placed on it, for 1,000 machines from Vukani Gaming Corporation (Pty) Ltd ('Vukani'). Vukani is the only company currently licensed in more than two provinces as a Route Operator in the LPM Market (and the holder of licences from five provincial gaming boards). Vukani was awarded its Route Operator licences largely as a result of its strong participation in social welfare development programmes directly benefiting the communities in which it is operating. Vukani is a wholly owned subsidiary of Hoskins Consolidated Investments Ltd., one of the leading black empowerment companies listed on the Johannesburg Stock Exchange.

Vukani Gaming Corporation



Delivery of Jackpot Carnival™ Machines to the loading dock of the Galaxy Starworld Casino in August, 2006. Galaxy Starworld opened in October, 2006 with approximately 300 gaming tables and 371 gaming machines.

Asia Pacific

Asia Pacific represents a rapidly expanding opportunity for the Company, with the profit from the region up by over 30% in 2006. The Company is the leading supplier across the region, with key markets being Macau, Malaysia, Vietnam, South Korea, Cambodia and the Philippines. New casinos are being progressively approved for construction and opened across the region, with the standout territory being Macau. The extraordinary pace of casino development in Macau in 2006 included several expansions of Sands Macau and the openings of Wynn Macau, Galaxy's Grand Waldo, StarWorld and Macau Fisherman's Wharf. The Company's products continued to perform well, enabling the Company to maintain its leading market position (an estimated 45% market share). The Company also enjoyed success with systems sales both at the Babylon Casino at Fisherman's Wharf and at SJM's flagship property, the Grand Lisboa. While the Macau market comprised some 5,000 gaming machines in 2006, this was nearly double the 2005 installed base. A similar a growth rate over the next few years is expected with more casinos opening and visitation levels increasing.



The 52 storey Grand Lisboa under construction in January, 2007. The Grand Lisboa opened in February, 2007 with approximately 240 tables and 480 gaming machines and an Aristocrat System 7000™ installation over both tables and gaming machines.

The success achieved in Macau was enhanced through the development of specific games for the Macau market. *Water Margin*™ and *Monkey Challenge*™ were designed to appeal to visitors from mainland China. "Water Margin" is one of the classical novels of Chinese literature, following the trials and tribulations of 108 outlaws during the early 12th century. Another game specifically designed for the Macau market was *Monkey Challenge*™, which is based on "Journey to the West", a fictionalised account of the legends relating to Buddhist monk Xuánzàng's pilgrimage to India (during the Tang dynasty) to obtain Buddhist religious texts called sutras. In Singapore, the Company maintained its 80% share of the installed base in clubs.



大鬧天宮
MONKEY CHALLENGE



Above: Monkey Challenge™ game characters
Left: Water Margin™ Game Characters

South America

Under the low risk distribution policy, the Company continues to open up new markets in South America. Profit and revenue more than doubled during 2006.

In February 2006, the Company signed its first recurring revenue contract in Argentina with Compañía de Entretenimientos Y Turismo ("CET") regarding the placement of 302 *MVP540 MKV* and 38 *MAV500 MKVI* machines in 16 casinos in the Province of Córdoba in Argentina under a five year contract. The 340 Aristocrat machines comprise 11% of the installed base of 3,000 gaming machines at the 16 CET casinos.


SLOTS CASINO VILLA MARIA
cet



Córdoba province is located at the northern tip of a triangle between Santiago, Chile and Buenos Aires.

One of the Company's key accounts in the region is the first racino in South America, the Palermo Race Track in Buenos Aires. This racino opened in 2004 with 1,000 machines and has since expanded to an installed base of 3,000 machines. The racino is owned by Casino Club, one of the four largest operators in Latin America, which operates venues with a total installed base of 8,000 gaming machines.

Above: One of 16 CET casinos in Cordoba province, Argentina.
Left: The Palermo Racino ("Hipodromo Argentino de Palermo") in Buenos Aires, Argentina.






ACE
INTERACTIVE

Acquisitions

The Company built important new capabilities during the year through three key acquisitions which broadened its product range, extended its patent portfolio and secured state-of-the-art technology for server-based gaming.

The Company acquired a 50% interest in Slovenia-based Elektronček, which operates under the brand name *Interblock*™. Elektronček designs and manufactures a range of electro-mechanical, multi-terminal gaming products, including horse racing, roulette, blackjack and sic bo. Elektronček has traded ahead of expectations since acquisition, with strong sales in Europe and Macau. Elektronček plans to target continuing sales of its product to its existing markets and also to North America and Australia.

The Company's new wholly-owned Swedish business, Ace Interactive, designs, develops and markets interactive video lottery solutions. Ace Interactive has developed key server-based gaming technology which will play an increasingly important role in the global gaming industry and will strengthen the Group's product offerings worldwide. In November 2006, Ace Interactive contracted with Casinos Slovakia to provide a server-based gaming system to enable the casino group's head office to manage and control game content and performance. Ace Interactive is also pursuing a number of lottery-based projects across Europe and Asia.

During the year, the Company secured a 19 per cent strategic interest in PokerTek, Inc. ('PokerTek'), a NASDAQ listed company, which manufactures an exciting and innovative multi-terminal electronic poker table game, branded *PokerPro*™. The Company also signed a distribution agreement with PokerTek, under which it holds the exclusive rights to distribute PokerTek's electronic poker tables outside North America. *PokerPro*™ tables have been installed successfully in Victoria, South Africa and the United Kingdom.

Above left: An Elektronček Multi-Terminal Gaming Machine on display at the Global Gaming Expo ('G2E')[1] in Las Vegas, Nevada in November 2006.

Left: The distinctive Ace Interactive cabinet, designed and built to offer advanced interactive video lottery solutions.

Below: A ten seat PokerPro™ table designed and built by PokerTek, Inc. Aristocrat owns approximately 20% of PokerTek, Inc.



[1] © 2006 Reed Exhibitions, a division of Reed Elsevier, Inc., and the American Gaming Association.


WILD PANDA


Miss Kitty
STICKY WILD FREE GAMES FEATURE


FISH'N


WILD
WARATAH

Above: Wild Panda™, Miss Kitty™, Let's Go Fish'n™, and Wild Waratah™ were among the many innovative and creative stand alone games conceived and designed by Aristocrat's talented game designers during the year.



Above: Artist's impression of new Aristocrat Head Office and Research and Development Facility to be built at North Ryde in Sydney during 2007 and 2008.

Research and Development Expenditure Increased by 45% to $95 million

The Company continued its significant investment in the future, lifting expenditure on research and development by $29 million (45%) to $95 million during the year. The world gaming industry is being driven by technological developments and the Company is committed to be at the leading edge in this important area, particularly in server-based gaming and systems. The Company has benefited significantly from the restructuring of the research and development division to create greater efficiencies and accelerate the release of new products to the market. Research and development teams are located in Sydney, Melbourne, Las Vegas and Tokyo, while ACE Interactive (based in Stockholm, Sweden) and Elektronček (based in Menges, Slovenia) also have their own state-of-the-art research and development functions. To date, the Company has expensed its research and development investment to the profit and loss account each year.

New Head Office and R&D Facility Selected

Following detailed research into site requirements and careful assessment of the available alternatives, the Company announced plans to combine its head office and Sydney-based research and development facilities and relocate these to North Ryde in Sydney in 2008/9. The eight storey, 15,250 square metre facility will be part of the new Macquarie Goodman Pinnacle Office Park*, a 63,000 square metre development.

* © Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 48 067 796 641).

Aristocrat's 'Virtual' Factory

Over 73% of the Company's revenue is now derived from international markets. One of the major achievements during the year has been the continuing development of Aristocrat's global supply chain – a 'virtual' factory which sources product components from all over the world. Components from Australia, China, Malaysia, Taiwan, the United States and other sources are sent to two 'global integration centres' (Las Vegas and Sydney) and four 'order fulfilment centres' (Macau, Auckland, Johannesburg and London), where the components are integrated into products. This allows more efficient and prompt delivery to customers across hundreds of jurisdictions worldwide, as well as ensuring global consistency in inventory management, cost controls and key performance indicators. The restructuring of the supply chain function has provided the Company with a higher degree of flexibility to service its markets as well as reducing costs and risks by strategically locating Aristocrat's production capacity around the world. The *MAV500*™ doors pictured were manufactured near Shanghai, China for the Las Vegas integration centre where product is assembled for the Americas.



MAV500™ doors ready for final packaging at a supplier's factory near Shanghai. These MAV500™ doors are shipped from China to Aristocrat's Las Vegas integration centre where they are combined with other modules to build gaming machines for specific customer orders. MAV500™ doors were manufactured in China for most of 2006. The product pictured was manufactured in December 2006 and is fully 'Reduction of Hazardous Substances' ('RoHS') compliant, supporting Aristocrat's commitment to minimal environmental harm.

Chairman's Report

Dear Shareholder,

Performance and Focus

2006 was a successful but somewhat difficult year for Aristocrat. It was a year in which the Company demonstrated its resilience by absorbing a severe setback in the major market of Japan as a result of changed regulations.

The global gaming market continues to expand, creating a number of new opportunities. The Company is well positioned to capitalise on such opportunities from a product, financial and infrastructure perspective. Our global teams have been strengthened to ensure we are in a position to respond quickly as opportunities arise.

In terms of focus, it is pleasing to note that Aristocrat has continued its momentum in the three key areas of research and development, the investigation, development and realisation of business opportunities and the maintenance of organic growth. In each of these areas, we continue to leverage Aristocrat's global reach and scale by aiming for operational excellence, the sharing of best practice between businesses and the adoption of common business systems and processes.

2006 Results

The operating performance reported for 2006 is a clear indication of the continuing growth and financial strength of Aristocrat. For the year ended 31 December 2006, the Company reported net profit after tax and minorities of $239.0 million which, as previously stated, was recorded despite extremely difficult market conditions in Japan and generally subdued trading conditions in some of our other markets.

Innovation

Aristocrat's investment in research and development in 2006 was $95 million, an increase of 45% on the amount spent in 2005. This significant investment was focused on delivering a broad range of innovative and entertaining gaming products, most of which will have universal appeal. We believe that a continuing commitment to research and development is essential to the Company's continuing success. That commitment has permitted us to assemble one of the highest-quality intellectual property portfolios and remain a leader in the global gaming industry. While this research is utilised in our own products, we also seek to enhance our return on this investment by making our library of patents and intellectual property broadly available through licensing to businesses of all sizes.

Dividends

The Company declared total dividends for the year of 36 cents per share fully franked, an increase of 6 cents per share or 20% on the prior year. At the time of declaring the final dividend, the Board determined that the Dividend Reinvestment Plan will apply in relation to the final dividend (except for shareholders resident outside Australia or New Zealand).

Capital Management

Capital management initiatives and dividends paid, together with acquisition expenditure amounted to $393 million during the year. Combined with lower operating cash flow, these initiatives resulted in Aristocrat being in a $41 million net debt position at year end. The Company retains ample financial flexibility and its actions are consistent with its overall capital management objectives, namely to maintain a conservative funding structure which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. Aristocrat will continue to proactively review capital management initiatives on an ongoing basis.

Directors

The Board has developed an excellent working relationship with management and is committed to supporting Aristocrat's efforts to deliver sustainable and competitive returns to its shareholders. We are also pleased to welcome Mr Simon Kelly to the Board. Simon has played a key role in driving Aristocrat's operational performance and governance over the past three years in his role as Chief Financial Officer, a period which has seen a substantial increase in shareholder value. He will be a valuable addition to the Board and on behalf of the Directors, I am pleased to welcome him.

Employees

I would like to thank the Company's enthusiastic and energetic staff for the contribution that they made to the result this year. The Board appreciates the effort that was made by each and every one of them.

Corporate Governance

The key to good governance is to have a strong and independent Board. We focus on those areas that are important to investors: strategy, risk management and people. The Board continues to overview the setting and implementation of corporate strategy. Corporate governance remains a standing item at every Board meeting of the Company and all Board members are encouraged to contribute to discussion at Board and committee meetings. Our risk management processes have continued to be a major focus during 2006 with reports on progress in terms of risk mitigation at considered at every Board meeting.

Litigation

The Company continues to face various proceedings brought against it. I do not propose to comment on this litigation other than to say that the Company will continue to defend these actions. The Company will also continue to protect its intellectual property rights globally through litigation where appropriate.

Conclusion

Finally, I would like to thank my colleagues on the Board, employees, shareholders and customers for their support in 2006. I look forward to seeing you at the Annual General Meeting on Tuesday, 1 May 2007.

David Simpson
Chairman

Chief Executive Officer's Report

Overview

Overall, 2006 was another good year for the Company, particularly given the impact of the prevailing market conditions in Japan which affected all competitors in that market.

I am pleased to report that our results are in line with the expectations we set earlier in the year. We experienced profit growth in all of our major trading markets with the exception of Japan and New Zealand, with North America leading the way with a profit increase of 39%.

We spent $95 million on research and development, an increase of 45% year on year, demonstrating our continued commitment to innovation and investment in our future.

From a capital management perspective, we have completed almost 47% of our current $100 million on-market share buy-back and this program continues.

In summary, our 2006 results reflect three key achievements:

First, we anticipated the significant impact that regulatory change was going to have on the Japanese results and responded accordingly. We were able to grow the profitability of our non-Japanese businesses by 27%, virtually offsetting the $93.6 million profit downturn in Japan. This demonstrates the strength of our global business.

Second, we delivered this result even with an additional $30 million spent on research and development. This was fully expensed during the year, impacting directly on our profit and loss account. This investment will, of course, be recouped in future years.

Finally, the result was achieved despite subdued trading conditions in almost every market in which we operate.

Financial Results

Revenue

Revenue was down from $1.3 billion to $1.1 billion. This was largely as a result of a decline of $323.3 million in Japan.

Net Profit After Tax

Net profit after tax decreased marginally from $244.3 million to $239.0 million. An analysis of the net profit after tax figure is included in the Management Discussion and Analysis section of this Report (pages 18 to 33).

Operating Cash Flow

Operating cash flow remained strong at $204.8 million, although negatively impacted by working capital and taxation timing differences which had benefited the 2005 result.

Dividends

We announced a final dividend of 24 cents per share fully franked, taking the total dividends for 2006 to 36 cents, a 20% increase on 2005. This represents a total payout of 71% of earnings.

Business Segment Review

Australia

The operating environment in Australia remained difficult. Regulatory restrictions on game design, reviews of licensing issues and caps on gaming machine numbers each present different challenges. The resolution of the club tax debate with the New South Wales Government improved the confidence in the club market which saw an increase in investment in gaming products late in the year. It was pleasing to see the first signs of improving sentiment in the market for a number of years.

Revenue increased by 1.9% to $276.2 million, following three years of period-on-period declines. Profit increased by 2.7% to $109.7 million and Margin increased by $2.9 million (0.3 pts). These improvements reflect the first signs of a positive change in market sentiment, the continuing success of the Company's premium product portfolio, particularly its range of *Hyperlink*™ products, and new double stand alone progressive offerings.

North America

The North American business was again a standout performer. Revenue increased by 13.3% and Profit increased by 38.5% in a market where overall volumes were relatively subdued. Margin improved 8.2 pts to 44.7%, primarily reflecting the benefits of improved pricing on flat cost structures.

I would like to welcome Timothy J. Parrott who joined us in September 2006 as the President and Chief Executive Officer of the Americas business and look forward to his contribution in the years ahead.

Japan

As indicated at the Company's Annual General Meeting in May 2006, the transitioning to new industry regulations (Regulation 5) caused short-term uncertainty in the marketplace throughout much of 2006. As a result, we only released one new product during the year, with total sales falling from 98,007 units to 12,043 units, an 87.7% decrease.

Revenue declined 86.5% and the business recorded a loss of $5.6 million compared to the profit of $88.0 million in 2005. This loss includes an inventory charge of $7.4 million relating to unique components of unsold *Kyojin-no-hoshi 3*™ games, which, together with the combination of sharply lower revenues and fixed cost structures, negatively impacted margin.

Rest of the World

We delivered strong revenue and profit growth across all of our other markets, with the exception of New Zealand where regulatory changes mean operators are refraining from replacing their existing base of *grandfathered* machines.

In Asia Pacific, profit increased by over 30%, reflecting the outstanding performance of our products in this rapidly expanding gaming environment. We remain the leading supplier across the region.

In Europe, revenue, excluding Russia increased by over 29%, more than offsetting the decline in Russian sales. This improvement was led by strong sales in a number of jurisdictions including France, Slovenia, Germany and The Netherlands.

Our South African business delivered record revenue and profitability. This result was largely driven by continued success in the Limited Payout Machine market where we maintain a 73% market share.

Acquisitions

During 2006, we invested approximately $153 million in three separate transactions, namely, the acquisition of:

- ACE Interactive, which develops, manufactures and markets next generation interactive systems and video terminal hardware and software;
- a 50% interest in Elektronček, a manufacturer of electro-mechanical gaming machines; and
- an interest of approximately 20% in PokerTek, Inc., a NASDAQ listed company which owns a market-leading electronic table poker product, *PokerPro*™.

These have provided Aristocrat with broadened product lines, new technologies and important access to new markets. Each represents an important investment for the future.

Growth Strategy

While I am pleased with the 2006 results, my team and I remain focused on how we optimise the growth of your Company. Aristocrat today is a very different enterprise to what it was just a few years ago. Aristocrat's strong cash flows, unique products, diverse businesses and extensive geographical footprint place it in an excellent position to take advantage of market trends. Our business model has been reshaped to capitalise on the most promising growth and profit opportunities we can identify in the global market.

Last year, I told you that gaming remains in its infancy in many global markets and I explained how we were repositioning Aristocrat to take advantage of future opportunities as they present themselves. Twelve months later, it is clear that our optimism about the future was justified, with the potential becoming reality.

I mentioned last year that we were well positioned to take advantage of the rapid expansion of the Macau market. Growth in the Macau market has been as strong as we expected, with *nine new casinos/slot halls* opening during 2006, including the Emperor Palace, the Rio Hotel, the Grand Waldo, Wynn Macau, StarWorld, Fisherman's Wharf and a number of expansions of existing casinos (including expansions of the Sands Macau). Macau has now surpassed the Las Vegas strip in terms of gaming revenue.

Singapore is well advanced in its licensing process for its two casinos and other Asian markets are considering the introduction of casinos or expanding their current portfolios.

In the United States, the first Pennsylvania racino with slots, the *Mohegan Sun Pocono Downs*, opened in November 2006, kicking off the expansion of gaming across the state.

Part of the Company's overall growth strategy involves our plan to consolidate our head office and research and development operations into one facility, the Pinnacle Office Park* in North Ryde, Sydney.

Our core competencies remain in video slots, in gaming content and in systems. We will continue to leverage our skills in those areas. We also now have an extensive distribution capability on a global scale, being licensed in well over 200 jurisdictions. We have the capacity to leverage that distribution network and broaden our product range.

* © Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 48 067 796 641).

I continue to believe that our organic growth opportunities are the most significant, offering the highest payback. The market will continue to consolidate and it is in that environment that much of our ongoing growth will occur. The introduction of new technology will enable our downloadable systems to be introduced globally over a period of time, starting in the largest markets.

Operational Excellence

We will continue to improve the high levels of operating performance that we have established. We have been especially effective in improving our supply chain through supplier consolidation and long-term agreements. We are also increasing our emphasis on the sourcing of materials from best cost suppliers around the globe. The global distribution of our manufacturing operations continues to improve our competitiveness. In addition to enhancing our ability to serve local customers, these operations often enable us to realise significant cost savings.

Outlook

The gaming industry remains one which is growing across many different sectors. The global base of gaming machines continues to expand, and, more importantly, Aristocrat continues to increase its market share with imaginative and unique products that appeal to players in all countries.

While we are only a few months into 2007, I am confident we will continue to grow profitability and our share of the global market. We expect strong earnings growth during 2007 as we continue to capture market share and as global gaming markets expand.

A Distinctive Approach

We are increasingly seeking to leverage our global reach to deliver operational excellence, sharing the best practice between our businesses and adopting common business systems and processes across the Group.

I am confident that the continuing efforts of Aristocrat's talented and committed people all over the world will ensure we maintain a strong and competitive company, responsive to all opportunities which we believe can add value for our shareholders. As always, we appreciate the support of our shareholders, directors and employees. Together, we make a very strong team.

Paul Oneile
Chief Executive Officer and
Managing Director

Summary of Global Operations

Region	Segment Revenue 2006 $m	Segment Revenue 2005 $m	Segment Contribution Profit 2006 $m	Segment Contribution Profit 2005 $m	Performance Summary
Australia	276.2	271.1	109.7	106.8	• First revenue growth in four years • Early signs of positive change in market sentiment • Ongoing challenging market conditions
North America	565.2	498.9	252.4	182.3	• Outstanding performance in subdued market • Improved pricing and flat cost structures • Unit sales up 1.2% to 17,829 units, strong second half • Increasing Class III market share in key jurisdictions • Participation unit installed base growth, despite operator resistance • Systems sales revenue up 18% • Sentinel III player-tracking interface well received
South America	27.5	13.5	12.2	4.9	• Continued progress under low risk distribution policy
New Zealand	26.6	37.3	11.5	15.0	• Revenue and profit decline • Ongoing regulatory issues
Japan	50.4	373.7	(5.6)	88.0	• Short-term market uncertainties – Regulation 5 transition • Sales of 12,043 units vs. 98,007 units • First Regulation 5 games launched successfully with 10,100 units sold • Inventory provision for surplus unique parts – $7.4m • Average sales of Regulation 5 games remains poor
Other International	127.5	105.8	42.5	31.7	• Continuation of strong growth in emerging markets: – Asia-Pacific (+31%), Europe (+64%), and – South Africa (+32%) • Leading and sustained position in Macau • First systems sales in Macau • Russian market closed, strong results from rest of Europe • Continued success in South African LPM market
ACE Interactive	2.4	–	(7.4)	–	• Initial revenue contribution from start-up business
50% owned					
Elektronček	34.0	–	10.6	–	• Strong performance from new Slovenia-based multi-terminal business

Financial Report

Summary

Key performance indicators for the current and prior year are set out below:

	2006	2005	Variance	
	$Million	$Million	$Million	%
Total Revenue from Ordinary Activities	**1,094.7**	1,317.0	(222.3)	(16.9)%
Earnings Before Interest and Tax (EBIT)	**335.3**	358.4	(23.1)	(6.4)%
Profit After Tax	**240.1**	244.3	(4.2)	(1.7)%
Profit After Tax and Minority Interest	**239.0**	244.3	(5.3)	(2.2)%
Net Working Capital / Revenue	**7.7%**	3.4%	n/a	(4.3) pts
Operating Cash Flow	**204.8**	393.2	(188.4)	(47.9)%
Closing Net (Debt) / Cash	**(40.8)**	183.7	(224.5)	(122.2)%
Earnings Per Share (Fully Diluted)	**50.9 c**	51.1 c	(0.2) c	(0.4)%
Total Dividends Per Share	**36.0 c**	30.0 c	6.0 c	20.0%

Overall market and regulatory conditions across global gaming markets remained difficult throughout the year. Of particular note, Japanese revenue declined $323.3 million and Segment Contribution Profit fell $93.6 million as the transition to new industry regulations ('Regulation 5') caused short-term uncertainties in the entire market.

Despite these adverse conditions, the Company's North and South American, Asia Pacific, European and South African businesses experienced strong growth and improved profit contributions, offsetting much of the unfavourable impact of Japan.

Total Revenue decreased 16.9% to $1,094.7 million while EBIT fell 6.4% to $335.3 million. However, excluding Japan, Management Revenue and Segment Contribution Profit increased 14.3% and 26.7% respectively (refer Segment Results).

Operating cash flow decreased 47.9% to $204.8 million, representing 18.7% of revenue. As flagged at the beginning of the year, operating cash flow was significantly impacted by the unwinding of the phasing of receipts and payments associated with the release of *Kyojin-no-hoshi 3*™ in Japan which had favourably benefited cash flows in the prior year. In addition, higher tax payments primarily from supplementary payments in 2006 as a result of a favourable instalment rate in the prior year and the higher 2005 profit also impacted cash flow. After adjusting for the estimated $100 – $110 million impact of these timing differences, operating cash flow approximated $310 million, or 28.3% of revenue.

At period end, debt exceeded cash on hand by $40.8 million, a $224.5 million turnaround from the net cash position at 31 December 2005. This reduction reflects the unwinding of prior year cash flow timing differences together with the $153.5 million spent on acquisitions and $239.9 million returned to shareholders through dividends and other capital management initiatives during the year. The Company continued to acquire shares under both its on-market share buy-back program and in satisfaction of outstanding contingent obligations under employee share-based remuneration plans during the year. A total of 7.4 million shares, representing 1.6% of outstanding shares, were acquired at a cost of $90.6 million under these programs during 2006.

A combination of lower earnings and a lower weighted average number of shares saw fully diluted earnings decrease by 0.4% to 50.9 cents per share.

In summary, while the market situation in Japan for the majority of the year was disappointing, the strong performance of the Company's other businesses, particularly North and South America, Asia Pacific, South Africa and Europe has enabled the Company to report a full year result only 2.2% lower than the prior year despite the $93.6 million EBIT turnaround in Japan.

Income Statement

(Analysis throughout this section refers to the results reported on a management reported basis*).

The Company reported a full year Profit After Tax and Minority Interests of $239.0 million. This result represents a small decline on the $244.3 million profit reported in the prior year.

The operating results for the year are summarised below.

Segment Results

	Segment Revenue			Profit / (Loss)			% Margin		
	2006	2005	Var	2006	2005	Var	2006	2005	Var
Full Year	$m	$m	%	$m	$m	%	%	%	pts
Segment Results									
Australia	**276.2**	271.1	1.9%	**109.7**	106.8	2.7%	**39.7%**	39.4%	0.3
North America	**565.2**	498.9	13.3%	**252.4**	182.3	38.5%	**44.7%**	36.5%	8.2
South America	**27.5**	13.5	103.7%	**12.2**	4.9	149.0%	**44.4%**	36.3%	8.1
New Zealand	**26.6**	37.3	-28.7%	**11.5**	15.0	-23.3%	**43.2%**	40.2%	3.0
Japan	**50.4**	373.7	-86.5%	**(5.6)**	88.0	-106.4%	**-11.1%**	23.5%	(34.6)
Other International#	**127.5**	105.8	20.5%	**42.5**	31.7	34.1%	**33.3%**	30.0%	3.3
ACE Interactive	**2.4**	–	n/a	**(7.4)**	–	n/a	**-308.3%**	–	n/a
Elektrončok*	**34.0**	–	n/a	**10.6**	–	n/a	**31.2%**	–	n/a
Total Segment Results	**1,109.8**	**1,300.3**	**-14.7%**	425.9	**428.7**	**-0.7%**	38.4%	**33.0%**	**5.4**
Total Segment Results (excluding Japan)	1,059.4	**926.6**	**14.3%**	431.5	**340.7**	**26.7%**	40.7%	**36.8%**	**3.9**
								% Revenue	
Unallocated Expenses									
Research and Development				**(95.2)**	(65.8)	44.7%	**-8.6%**	-5.1%	(3.5)
Foreign Exchange				**(0.1)**	2.0	-105.0%	**0.0%**	0.2%	(0.2)
Corporate / Other				**7.9**	(6.5)	-221.5%	**0.7%**	-0.5%	1.2
Net Non-recurring Items				**0.2**	–	n/a	**0.0%**	–	n/a
Total Unallocated Expenses				(87.2)	**(70.3)**	**24.0%**	-7.9%	**-5.4%**	**(2.5)**
Earnings Before Interest and Tax				338.7	**358.4**	**-5.5%**	30.5%	**27.6%**	**2.9**
Interest				**(2.4)**	5.6	-142.9%	**-0.2%**	0.4%	(0.6)
Profit Before Tax				336.3	**364.0**	**-7.6%**	30.3%	**28.0%**	**2.3**
Income Tax				**(96.2)**	(119.7)	-19.6%	**-8.7%**	-9.2%	0.5
Profit After Tax				240.1	**244.3**	**-1.7%**	21.6%	**18.8%**	**2.8**
Minority Interest				**(1.1)**	–	n/a	**-0.1%**	–	n/a
Profit After Tax And Minority Interest				239.0	**244.3**	**-2.2%**	21.5%	**18.8%**	**2.7**

* Management reported basis includes the Company's share of associate company Revenue, Segmental Profit (EBIT), Interest and Tax on their respective lines. On a statutory reported basis, the Company's share of associate company Profit after Tax is included as a one line income item only. In the prior corresponding period, statutory and management results were the same, as the Company did not have any investment in associate companies at that time.

Other International revenue and profit excludes the sale of a 25% minority interest in the South African business.

Segment Revenue

Total Segment Revenue decreased by $190.5 million (down 14.7%) to $1,109.8 million primarily as a result of the decline in Japan. Excluding Japan, Segment Revenue increased by 14.3%. After adjusting for the impact of foreign exchange rates compared to the prior year, underlying local currency revenue growth (excluding Japan) was $134.4 million or 14.5%.

Apart from Japan and New Zealand, all businesses increased revenue. After three years of declines, Australian revenue increased, albeit marginally (1.9%, $5.1 million), despite the maturity of the market and the continuation of the difficult operating environment as sentiment showed early signs of improvement. North American revenue increased (13.3%, $66.3 million), primarily driven by improved pricing, in a relatively subdued market. South American revenue increased (103.7%, $14.0 million) off a relatively low base due to increased sales to key accounts under the Company's low risk distribution policy. In New Zealand, revenue declined (28.7%, $10.7 million) principally due to the continuing fall in the installed base of gaming machines and the impact of new restrictions which limited new product demand. In Japan, revenue fell (86.5%, $323.3 million) to $50.4 million as a result of market issues associated with the transition to Regulation 5. Although one new Regulation 5 game (*Kaido-oh*™ also known as *Bakuretsu-oh 2*™) was released towards the end of the year, generating sales of 10,100 units, demand for Regulation 5 games was generally limited. The balance of Japanese revenue represents residual sales of *Kyojin-no-hoshi 3*™, which was launched in 2005.

In Other International regions, revenue performance was positive with Asia Pacific reporting strong growth as the Company continued to capture a significant share of this rapidly expanding market. South African revenues increased by 12.3% compared to the prior period while European revenues increased by 3.9% despite the Russian market being stalled.

Revenue contributions were also made by the Company's newly acquired businesses during the year. ACE Interactive, a start-up business which was acquired on 5 May 2006, made a small revenue contribution ($2.4 million), while the Company's 50% share of Elektronček's revenue, since acquisition on 27 January 2006, amounted to $34.0 million.

These results are discussed in more detail in the Business Segment Review.

Earnings

Management EBIT declined by 5.5% or $19.7 million compared with the prior year. Excluding the Japanese segment, Segment Contribution Profit increased by 26.7% to $431.5 million.

The overall improvement in contributions from non-Japanese business segments was predominantly driven by the North American business where profitability increased by $70.1 million. Increased Segment Contribution Profit was also reported for all other non-Japanese business segments except New Zealand where margin increases were not sufficient to offset sharply lower revenue. The Company's 50% owned multi-terminal business (Elektronček) contributed $10.6 million to EBIT, representing a 31.2% margin on revenue. The aforementioned market regulatory transition issues resulted in the Japanese business reporting a segment loss of $5.6 million, a $93.6 million turnaround on the prior year. This result includes a $7.4 million provision for inventories of unique parts of *Kyojin-no-hoshi 3*™.

Overall non-Japan business segment margin improved by 3.9 points to 40.7%, with all business segments improving profitability relative to sales. This seventh consecutive reporting period of overall Segment Margin improvement continues to reflect improved product mix, higher average selling prices and the on-going focus on cost control and leverage of business infrastructure.

Net unallocated expenses increased $16.9 million (up 24.0%). This primarily results from an increase of $29.4 million (44.7%) in research and development costs offset by an improvement in net Corporate/other costs (reflecting lower legal costs and improved supply chain efficiency). Higher research and development costs result from an increase in new product delivery output, investments in new technologies and the acquisition of ACE Interactive. As a percentage of management revenue, research and development expenditure rose to 8.6% for the year compared to 5.1% for 2005.

Two one-off items are also included within net unallocated expenses, although these net to only a $0.2 million gain on a pre-tax basis (net gain of $1.7 million on a post-tax basis). The first item results from the recognition of a pre-tax $6.0 million (post-tax $4.5 million) expense associated with inter-group loans related to the Company's convertible bonds. This non-cash accounting adjustment is required under International Accounting Standards on the realisation of amounts held in the foreign currency translation reserve. The second item relates to the recognition of a $6.2 million (pre and post-tax) profit on the sale of 28% of the Company's South African business.

Interest expense exceeded interest income by $2.4 million, compared to net interest income of $5.6 million in the prior year, reflecting the reduction in the Company's average cash balances and the move into a net debt position at year end.

Tax

The effective tax rate for the year of 28.6% is lower than the 2005 effective tax rate of 32.9% as a result of the impact of tax losses incurred in Japan where marginal tax rates are 42.0%, the benefit of research and development tax concessions on higher spend and the non-taxable gain on the disposal of a minority interest in the South African business.

The franking outlook continues to remain positive and as a result, the 2006 interim dividend paid in September 2006 was fully franked. The 2006 final dividend payable on 23 March 2007 will also be fully franked. However, while the franking outlook continues to be generally positive, given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Earnings Per Share

The Company's Profit After Tax, combined with a reduction in the weighted average number of shares (as a result of the impact of the Company's capital management initiatives), has resulted in fully diluted earnings per share declining by 0.2 cents (down 0.4%) to 50.9 cents. Basic earnings per share decreased by 0.2 cents to 51.2 cents (down 0.4%).

Balance Sheet

The Balance Sheet can be summarised as follows:

	2006 $Million	2005 $Million
Net Working Capital	**83.9**	44.9
Other Current / Non-Current Assets	**80.5**	83.2
Property, Plant and Equipment	**117.9**	116.5
Investments in Associate and Other Companies	**93.2**	–
Intangible Assets	**146.4**	76.2
Other Current / Non-Current Liabilities	**(111.9)**	(128.6)
Net Tax Balances	**(4.2)**	(24.3)
Funds Employed	**405.8**	167.9
Net (Debt) / Cash	**(40.8)**	183.7
Shareholders' Funds	**365.0**	351.6

Net Working Capital increased from $44.9 million at 31 December 2005 to $83.9 million. This increase, which was flagged at the time of the Company's 2005 full year results, was largely driven by unwinding of a particularly favourable opening position arising from the phasing of payments and receipts associated with last year's sale of *Kyojin-no-hoshi 3*™ in Japan. The overall result was also favourably impacted by strong collections in Australia following solid sales in the last quarter of 2005 and a fall in inventory levels as a result of efficiencies in the supply chain, offset by higher year-end receivables in the Americas due to a greater proportion of sales in the final quarter. Overall, inventory levels (excluding Japan) declined 3.5%. Net Working Capital as a percentage of the last 12 months' revenue increased from an abnormally low 3.4% at 31 December 2005 to 7.7% at 2006 year end, remaining well within the Company's stated 10% target. Net Working Capital in individual months remain subject to fluctuation as a result of particular trading initiatives such as major product launches.

Property, Plant and Equipment increased marginally reflecting total capital expenditure of $36.9 million, offset by depreciation. Total capital spend on participation units was a modest $15.8 million as a result of the small net increase in the installed base with on-going 'stay-in-business' capital expenditure amounting to $21.1 million.

Investments represents the Company's 50% holding in Elektronček and 19.2% in PokerTek, Inc. (NASDAQ: PTEK), both of which were acquired during 2006.

Intangible Assets have increased by $70.2 million since 31 December 2005. This is primarily due to the acquisition of ACE Interactive.

Other Liabilities decreased $16.7 million to $111.9 million as a result of lower progressive jackpot liabilities in North America combined with lower revenue billed in advance.

Net Tax Balances decreased as a result of the $115.4 million of tax payments made in the year in respect of income tax obligations rising from the record 2005 profit result, offset by taxes payable on the current period profit.

In overall terms, Shareholders' Funds increased from $351.6 million at 31 December 2005 to $365.0 million.

This change reflects the $239.0 million profit for the period offset by $149.3 million of dividend payments, a $34.6 million reduction in equity arising from shares bought back and a $43.2 million movement in reserves primarily related to share-based payments.

Statement of Cash Flows

Effective cash flow management continues to be one of the Company's key strategies. As previously noted, cash flow for the year was negatively impacted by the unwinding of prior year timing benefits, which impacted operating cash flow by approximately $100 million.

The movement in net cash (cash less debt), after eliminating foreign exchange movements is set out below.

	2006 $Million	2005 $Million
Net cash - opening balance	183.7	**119.6**
EBIT	335.3	358.4
Depreciation and amortisation	31.4	39.7
EBITDA	366.7	398.1
Non-cash adjustments:		
– Net (profit)/loss on sale of non-current assets	0.8	(0.1)
– Share of Elektronček profit after tax	(7.2)	–
– Net profit on sale of interest in subsidiary	(6.2)	–
– Transfer from foreign currency translation reserve	6.0	–
– Net foreign exchange differences	(1.3)	2.5
– Expensing of costs of share-based payments	9.6	7.7
Net interest (paid)/received	(0.4)	6.6
Net tax paid	(115.4)	(65.9)
Change in operating assets and liabilities	(47.8)	44.3
Net cash inflow from operating activities	204.8	**393.2**
Payments for acquisitions	(153.5)	–
Net cash outflow from other investing activities	(36.1)	(36.9)
Proceeds from sale of interest in subsidiary	8.2	–
Loans to non-related parties	(9.0)	–
Proceeds from exercise of options	7.1	15.2
Payment for capital return	–	(100.4)
Payments for shares bought back	(34.6)	(102.4)
Payments to employee share trust	(56.0)	(26.0)
Dividends paid	(149.3)	(66.7)
Net repayment of borrowings	(5.8)	(0.1)
Movement in net cash	(224.2)	**75.9**
Effect of exchange rate changes on net cash	(0.3)	(11.8)
Net (debt)/cash - closing balance	(40.8)	**183.7**

The lower EBITDA result, coupled with a $49.5 million increase in tax payments, lower net interest receipts, and an estimated $60 – $70 million unwinding of prior year favourable working capital timing differences drove operating cash flow down $188.4 million (47.9%) to $204.8 million.

Payments for acquisitions represents investments in Elektronček, PokerTek, Inc. and ACE Interactive, while total spend on other investing activities remained in line with the prior year.

A total of $34.6 million was spent acquiring approximately 2.9 million shares under the Company's share buy-back program during the year. The Company also spent $56.0 million acquiring approximately 4.4 million shares to satisfy obligations under employee share-based remuneration plans.

The overall impact of changes in foreign exchange rates since 31 December 2005 amounted to only $0.3 million.

Cash flow in the statutory format is set out in the Financial Statements.

Dividends

A final dividend in respect of the year ended 31 December 2006 of 24.0 cents per share ($112.3 million) has been declared and will be paid on 23 March 2007 to shareholders on the register at 5.00pm on 9 March 2007. This dividend will be fully franked. The directors have determined that the Dividend Reinvestment Plan ('DRP') will operate in respect of this dividend for shareholders resident in Australia and New Zealand, with shares acquired on-market to satisfy these shares to be provided under the Plan. No discount will apply in determining the DRP issue price.

An interim dividend of 12.0 cents per share ($56.1 million), fully franked, was paid on 19 September 2006.

The total dividend paid in respect of the 2006 year amounted to 36.0 cents per share, fully franked, representing a 71% payout ratio and a 20% increase on the total dividend payout of 30 cents per share in 2005.

Capital Management

Given the Company's strong underlying cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. The Company's overall strategic capital management objectives remain unchanged, namely to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has continued to progress a number of capital management initiatives during the year:

- in August 2005, the Company announced its intention to acquire shares on-market through the Aristocrat Employee Equity Plan Trust ('AEEPT') in anticipation of satisfying outstanding contingent obligations in respect of share-based remuneration plans. In doing so, the Company mitigates the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. In the year ended 31 December 2006, a total of approximately 4.4 million shares at an average price of $12.70 per share (total cost $56.0 million) were purchased. This brings the total number of shares acquired under this program to 6.6 million shares of which 2.0 million shares had been allocated at the end of the year. Vested and unvested commitments at 31 December 2006 amounted to 5.2 million shares, of which the AEEPT held 4.6 million shares. The Company will continue to consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants;
- in November 2005, subsequent to the conclusion of the Company's first $100 million share buy-back program, the Company announced a further $100 million share buy-back program. As at 31 December 2006, approximately 4.0 million shares at an average price of $11.93 per share (total cost $47.6 million) had been acquired under this second buy-back, leaving the program 47.6% complete. In December 2006, the Company announced a 12 month extension to the timeframe (to December 2007) over which the second buy-back will run;
- in April 2006, the Company established an additional USD200 million (A$253 million) Letter of Credit Facility to provide additional strategic and capital management flexibility. Including this new facility, total available facilities amount to $575 million; and

- during the year, the Company entered into 'Receipt and Release Agreements' with all but three of the holders of the Company's convertible bonds ('Bonds'). Under these agreements, the Company paid those holders a sum representing an amount equal to their respective pro-rata shares of the principal amount of the Bonds. The Company also entered into an agreement with one bondholder under which the Company resolved that bondholder's claim by paying a total of approximately USD1.1 million being principal and interest to maturity (30 May 2006). An amount of USD0.5 million, equal to the remaining principal, was subsequently deposited in Court. The Company funded these payments, totalling approximately USD130 million, from cash and bank facilities. Details of the Bond litigation are set out in Note 25 of the Financial Statements.

The Company is confident that it retains ample financial flexibility and its actions are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an on-going basis.

Bank Facilities

The Company had committed bank facilities of $300 million and a USD200 million Letter of Credit facility at 31 December 2006, of which $164.3 million was drawn. The Company remains confident that, given the strong cash generation of the business and the current cash on hand balance, these facilities remain adequate to meet the on-going requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

Debt Ratios

The Company's interest and debt coverage ratios remain very strong:

Ratio	31 Dec 2006	31 Dec 2005
Debt / EBITDA*	**0.4 X**	0.4 X
Net Debt (Cash) / EBITDA*	**0.1 X**	(0.5) X
EBITDA* / Interest Expense*	**24.3 X**	35.4 X
Debt / Equity	**45.0%**	50.0%
Net Debt (Cash) / Equity	**11.2%**	(52.3)%

*EBITDA and Interest Expense are based on the preceding 12 months results.

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

Standard & Poor's upgraded the Company's credit rating in May 2006 from BB+ to BBB- which is investment grade, reflecting the Company's strong strategic, operational and financial position and outlook.

Foreign Exchange

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2005. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $2.5 million.

The Company applies exchange rates prevailing at the reporting date in translating the overseas balance sheets of controlled entities. The Company translated profits earned offshore at the month end rate for each month.

In the current period, Total Revenue from Ordinary Activities and Profit After Tax were favourably impacted by $3.9 million and $1.8 million respectively as a result of the translational impact of changes in foreign exchange rates compared with the 12 months ended 31 December 2005. The transactional foreign exchange impact is complex and has not been quantified for this report, as this is subject to on-going change given the difficulty in assessing the actual realisation of timing differences of the various currency cash flows and their recognition through the Income Statement. These exposures do however, remain subject to active monitoring and risk management.

Despite the existence of partial natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change.

Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

Based on the Company's 2006 mix of profitability, the major exposure to translational foreign exchange results from the Company's USD profits. A USD 1 cent change in the USD/AUD exchange rate results in an estimated $1.9 million translational impact on the Company's reported Profit After Tax. This impact will vary as the magnitude of overseas profits change.

Foreign exchange rates compared with the prior year for key currencies are as follows:

AUD:	**31 Dec 2006**	31 Dec 2005	**Average* 2006**	Average* 2005
USD	**0.7913**	0.7370	**0.7574**	0.7645
NZD	**1.1216**	1.0871	**1.1609**	1.0946
JPY	**94.13**	87.48	**87.99**	85.31
EUR	**0.6012**	0.6283	**0.5991**	0.6234

*Average of monthly exchange rates only. No weighting applied.


ARISTOCRAT
it's all in the game™

Aristocrat stand at Australasian Gaming Expo, 3-5 September, 2006

Business Segment Review

In this review, Segment Contribution Profit/(Loss) represents segment results before charges for licence fees, R&D expenditure, corporate expenses, international service recharges, advance pricing agreements, and any impairment of intangibles and other non-trading assets.

Australia

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*†	**276.2**	271.1	+5.1	+1.9%
Segment Contribution Profit	**109.7**	106.8	+2.9	+2.7%
Segment Margin	**39.7%**	39.4%	–	+0.3 pts

* Refer to Note 4 in Financial Statements.
† Australian Segment Revenue excludes inter-segment sales.

Segment Revenue increased by 1.9% to $276.2 million, following three years of period-on-period declines. Segment Contribution Profit increased by 2.7% to $109.7 million and Segment Margin increased by $2.9 million (0.3 pts). These improvements reflect the first signs of a positive change in market sentiment, the continuing success of the Company's premium product portfolio, particularly its range of *Hyperlink*™ products, and new double stand alone progressive offerings.

The market continues to remain a particularly difficult one, characterised by operator uncertainty arising from regulatory measures including the impact of progressive smoking restrictions. The resolution of the Club tax debate with the New South Wales ('NSW') Government has improved the confidence of the NSW club market which saw an increase in investment in gaming products during the second half, with the average replacement cycle across Australia improving slightly from historic lows.

In overall terms, platform volumes increased 6.7% to 7,754 units, while games revenue increased 6.4%. Sales were driven by key new products including *Multi Link*™ *Hyperlink*™ *Cash Express*™, double stand alone progressives *Outback Jack*™ and *Mr Woo*™, *Power Pay*™ games and a number of stand alone titles such as *100 Lions*™ (a 100 line game), *Dragon Magic*™ and *Macaw Magic*™, all of which have performed strongly.

The Company's *Xtreme*™ *MysteryLink*™ and *Player's Choice*™ multi-game products continue to perform well. During the year, *Xtreme*™ *MysteryLink*™ was licensed to UNiTAB Limited to use on its NSW state-wide linked jackpot system under the *Inca Fortune*™ theme.

The Company's strategy in this challenging, mature and highly regulated operating environment is to continue to focus on innovative premium product offerings and the development of a recurring revenue business model. While the market is expected to remain difficult in the short term, sentiment is expected to improve over the next few years and the Company is well positioned to benefit from upside developments as they arise.

The Americas

North America

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	**565.2**	498.9	+66.3	+13.3%
Segment Contribution Profit	**252.4**	182.3	+70.1	+38.5%
Segment Margin	**44.7%**	36.5%	–	+8.2 pts

*Refer to Note 4 in Financial Statements.

Segment Revenue increased by 13.3% and Segment Contribution Profit increased by 38.5% in a market where overall volumes were relatively subdued. Segment Margin improved 8.2 pts to 44.7%, primarily reflecting the benefits of improved pricing on flat cost structures.

Overall platform unit sales increased by 1.2% to 17,820 units, despite running 6.7% behind the prior corresponding period at the half year and technical issues which prevented the full commercial launch of the business's stepper (mechanical reel) product. The Company continues to increase its share of Class III unit sales in the North American market, notably in the key gaming jurisdictions of Nevada, New Jersey and Mississippi.

The Company's games continue to grow in popularity, particularly in repeat player markets due to their unique bonusing systems and distinctive style of play. The *Hyperlink*™ *Loco Loot*™ multi-site progressive system and new double stand alone progressives, *Mr Woo*™, and *Aristocrat Xtreme*™ *MysteryLink*™ proved strong performers.

Operator resistance to participation units impacted the overall installed base which increased only 371 units over the year to 6,530 despite the commercial deployment of the Company's wide-area progressive during the second half. The average fee per day declined marginally to USD50 per day as a result of a lower average mix of installed jackpot units compared to the prior year.

Systems revenue increased by 17.8% as a result of improved *OASIS*™ system sales and *Quickets*™ (Aristocrat's Ticket In Ticket Out technology) income. Following the momentum of 2005, the Company's installed base of *OASIS*™ systems customers continues to grow with over 184,000 gaming machines connected to the *OASIS*™ system at 31 December 2006. Applications developed during the year will further augment the systems offering. In particular, new *Sentinel III*™ player-tracking interface hardware was released and installed in six venues (covering over 7,500 units) during the year with very positive customer feedback.

Looking ahead, the market outlook is positive with an on-going shift from stepper (mechanical reel) product to video, new jurisdictions opening up and an anticipated uplift in the replacement cycle. The Company remains confident that the North American business will continue to grow revenue and profitability driven by demand for the superior performance of its video products in an expanding market. Profitability will continue to benefit from improved price/mix and leverage of cost structures.

South America

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	27.5	13.5	+14.0	+103.7%
Segment Contribution Profit	12.2	4.9	+7.3	+149.0%
Segment Margin	44.4%	36.3%	–	+8.1 pts

*Refer to Note 4 in Financial Statements.

Segment Revenue and Segment Contribution Profit increased by 103.7% and 149.0% respectively, primarily due to increased sales to key accounts under the Company's low risk distribution policy.

The South American business is expected to continue to make a modest, but increasing, contribution to results with the business growing through the expansion of supply to a select number of established customers, whilst remaining within strict risk parameters. Margins will be impacted from period to period as a result of the Company's revenue recognition policy.

Japan

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	**50.4**	373.7	(323.3)	(86.5)%
Segment Contribution Profit	**(5.6)**	88.0	(93.6)	(106.4)%
Segment Margin	**(11.1)%**	23.5%	–	n/a

*Refer to Note 4 in Financial Statements.

As indicated at the Company's Annual General Meeting in May, the transitioning to new industry regulations (Regulation 5) caused short-term uncertainty in the marketplace throughout much of 2006. As a result, the Company only released one new product during the year, with total sales falling from 98,007 units to 12,043 units, an 87.7% decrease.

Segment Revenue declined 86.5% and the Segment Result fell to a loss of $5.6 million compared to the profit of $88.0 million in 2005. This loss includes an inventory charge of $7.4 million relating to unique components of unsold *Kyojin-no-hoshi 3*™ games, which, together with the combination of sharply lower revenues and fixed cost structures, negatively impacted margin.

The Company's first Regulation 5 game, *Kaido-oh*™ (also known as *Bakuretsu-oh 2*™), which was launched late in the year sold 10,100 units, a very credible result, placing it amongst the best selling Regulation 5 games launched to date.

The number of individual Regulation 5 games sold to date by any company has been significantly lower than corresponding Regulation 4 games and as a result, the Company expects it will be some time before average sales of each Regulation 5 game build to historic levels. In the meantime, the Company's strategy remains to launch a larger number of games, each selling more modest numbers than in the past. This strategy means the Company is highly dependent on the flow of game approvals from the regulator, which remain unpredictable, although on an improving trend. The Company now has seven Regulation 5 games approved (including *Kaido-oh*™), with a further eight in various stages of submission or development. While the Company has carefully evaluated the new regulatory requirements and has had on-going dialogue with the regulatory authorities, tailoring its games appropriately, there remain a number of subjective areas in the regulatory requirements which mean it is not possible to determine with certainty that any one game will be approved in its first submission.

Although the popularity of Regulation 5 games, compared with Regulation 4 games, has declined, Regulation 4 games must be removed from the market during the second and third quarters of 2007 and therefore a mass replacement of the installed base is expected over that time period.

Given the number of games the Company has approved and others in the pipeline, it is well placed to secure a share of the market opportunity over 2007 and the Company continues to be confident about the longer-term sustainability and growth potential of its Japanese operations.

New Zealand

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	**26.6**	37.3	(10.7)	(28.7)%
Segment Contribution Profit	**11.5**	15.0	(3.5)	(23.3)%
Segment Margin	**43.2%**	40.2%	–	+3.0 pts

*Refer to Note 4 in Financial Statements.

Segment Revenue fell by 28.7% to $26.6 million and Segment Contribution Profit fell by 23.3% compared to 2005. Segment Margin improved from 40.2% to 43.2% due to an improved product mix, dominated by premium products, and a focus on cost control and operating efficiencies.

The roll-out of the new Electronic Monitoring System ('EMS') commenced in June and is expected to be completed by March 2007. The costs associated with the EMS roll-out, required conversion to a new protocol (QCOM), an 18 machine cap per venue and the impact of smoking bans continue to impact negatively on the market.

A Player Information Display ('PID') requirement involves a "random interruptive" display being included in all new products sold, with existing gaming machines grandfathered until 2009. In the meantime, machines are not being replaced and the market is expected to hold off from upgrading or replacing machines until closer to the deadline.

The adverse prevailing market conditions are not expected to improve in the short-term. Trading results are therefore expected to remain flat in the short to medium term.

Other International

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	127.5	105.8	+21.7	+20.5%
Segment Contribution Profit	42.5	31.7	+10.8	+34.1%
Segment Margin	33.3%	30.0%	–	+3.3 pts

*Refer to Note 4 in Financial Statements.

Segment Revenue from Other International markets increased by 20.5% and Segment Contribution Profit increased 34.1% to $42.5 million. The increase in both Revenue and Segment Contribution Profit is mainly due to the Company's strong performance across all of its Other International businesses despite a 100% decline in results from Russia.

Asia Pacific

Segment Contribution Profit increased over 30% reflecting the outstanding performance of the Company's products in this rapidly expanding gaming environment.

In Macau, the Company's products continue to perform well, enabling the Company to maintain and build on its market leading position. The Macau market comprises some 5,000 gaming machines, nearly doubling from a year ago. The Company's market share approximates 45%.

The Company has also enjoyed success with its systems business in Macau with the Babylon casino at Fisherman's Wharf and the Grand Lisboa opening with Aristocrat systems.

Elsewhere in the region, product sales to Malaysia, Vietnam, South Korea and Cambodia showed strong growth and the Company continued to install recurring revenue units in the Philippines. In Singapore, the Company has maintained an 80% share of the club market installed base. The Company remains the leading supplier across the region.

While the Company is optimistic about the growth potential of the Asia Pacific region, future results will be influenced by the timing of openings of major new casinos in the region.

Europe

Revenue from Europe (excluding Russia) increased over 29.0%, more than offsetting the 100% decline in Russian sales. This improvement was led by strong sales in a number of jurisdictions including France, Slovenia, Germany and The Netherlands, with performance driven by the continuing success of premium offerings such as double stand alone progressives and *Hyperlink*™.

The Russian market was effectively closed for the entire year following legislation passed in 2005 which prescribed new licencing requirements for the sale of gaming machines. To date, the relevant licensing body has yet to prescribe the licencing process and as a result, no licences have been issued. At this stage, it is not possible to determine when the Russian market will re-open.

Given the uncertainty in Russia, the Company is currently re-focusing its European business. While European results in 2007 are expected to improve, the realisation of the Company's overall European potential remains dependent on the timing of the re-opening of the Russian market and new legislation which is expected in a number of other key European markets.

South Africa

The business recorded record revenue and profitability. This result was largely driven by the Company's continued success in the Limited Payout Machine ('LPM') Market where it maintains a 73% market share of the installed base. The Company has maintained its position as the major supplier to route operators in the Mpumalanga, Western Cape, Eastern Cape and Kwazulu Natal provinces. The Company has also signed or extended supply agreements with two of the major operators.

Over the year, the recurring revenue installed base increased significantly from an initial 20 to over 200 units.

Casino management systems remain a key product focus in the region and during 2006 the Company successfully expanded the roll-out of *Mystery Win Download*™, *Points To Credit*™ and *SmartPlay* coinless functionality.

The sale of 28% of the Company's African business to a leading Black Empowerment Investment Company was completed in the year, realising a profit on sale of $6.2 million (recorded outside Segment Profit), and placing the Company in a strong strategic position to further leverage its presence in the region.

The Company is optimistic about the growth potential of the region, with on-going success across all three segments (LPM, casino management systems and traditional casino markets) in which it operates.

New Businesses

Ace Interactive

The Company completed the acquisition of EssNet Interactive AB (now known as ACE Interactive) on 5 May 2006. ACE Interactive ('ACE') is based in Stockholm, Sweden and develops, manufactures and markets next generation interactive systems and video terminal hardware and software, utilising a leading-edge system offering, based on PC technology in a client-server architecture. The highly scalable ACE solution has an open system architecture that allows any content provider to port games onto its interactive video terminal platform.

Prior to its acquisition by the Company, ACE was selected to supply Norsk Tipping ('Norsk'), the Norwegian lottery, with an interactive video lottery system and terminals. The roll-out of this opportunity is pending resolution of a legal challenge (against Norsk) in the European Courts and Norsk's decision to proceed. In the meantime, the business is actively pursuing a number of opportunities with both state-sponsored organisations as well as private operators.

In November 2006, Casinos Slovakia, the leading Slovakian casino operator, signed a contract with ACE for the provision of an Interactive Video Terminal ('IVT') solution. This will comprise a thin-client server-based gaming system utilising ACE's on-line *IVT* product offering. The *IVT* solution is to be placed in Casinos Slovakia's three casinos in Bratislava, Piestany and Kosice. Casinos Slovakia head office staff will remotely manage and control all individual *IVTs* in terms of game content, software and performance. This installation is due to go live in the first half of 2007.

ACE is focusing on a number of lottery-based projects, primarily across Europe and Asia.

Revenue contribution for the period post acquisition represents sales of a small number of *IVT* units to a Czech Republic based customer. Further revenue in the short term is likely to be modest pending resolution of the Norsk legal challenge and/or successful realisation of one or more of the opportunities currently being pursued.

Elektronček

The Company's 50% interest in Elektronček (a company based in Slovenia, part of the European Union) was acquired on 27 January 2006. Elektronček trades under the *Interblock*™ brand name, manufacturing a range of electro-mechanical multi-station gaming products including Roulette, Dice and Sic Bo which are sold in gaming markets around the world.

The Elektronček business has traded ahead of expectations since acquisition with strong sales to Europe and a continuing significant presence in the Macau market where *Interblock*™ product commands a 55% share of the installed base of multi-terminal gaming product. During the year, *Interblock*™ product was launched into the North American market with initial operating performance exceeding expectations.

Approval was obtained to place Elektronček products on trial in NSW during the second half of the year. The trials were successful and final approval is expected shortly.

The Company expects continuing growth in revenue and contribution from Elektronček as its product portfolio is expanded and as regulatory approvals are received across global gaming jurisdictions.

PokerTek

In January 2006, the Company signed a distribution agreement with PokerTek, Inc. (NASDAQ: PTEK ('PokerTek')) under which it acquired exclusive rights to offer PokerTek's *PokerPro*™ tables, and other *PokerPro*™ branded technology solutions, to gaming venues across the globe outside the United States and Canada where PokerTek places product directly. At that time, the Company also acquired a 10% interest in the business.

PokerPro™ is a new and innovative electronic poker table which delivers more hands per hour, eliminates player and dealer mistakes, and removes the need for dealer tipping. Much of 2006 was spent progressing the necessary gaming regulatory approvals required prior to product being placed, with a small number of placements being made in South Africa, the United Kingdom and Victoria, Australia towards the end of the year.

During the year, the Company increased its interest in PokerTek to 19.2%.

Research and Development

Higher project quality and budget/schedule performance characterised the Company's R&D activities during the year. The success of these activities was recognised by Global Gaming Business Magazine and Spectrum Gaming Group which awarded Aristocrat's *Jackpot Deluxe*™, a Gaming and Technology Award for one of the best slot products released during 2006.



Jackpot Deluxe

Above: Aristocrat's Jackpot Deluxe™ Hyperlink™ product was recognised by Global Gaming Business magazine and Spectrum Gaming Group at the fourth annual Gaming and Technology Awards in December, 2006. These awards are the industry's standard in this field recognising excellence in innovation and practical application in all gaming disciplines. Jackpot Deluxe™ Hyperlink™ was the third place winner under the "Best Slot Product" category.

Games and Platforms

In Japan, seven new Regulation 5 games were developed and approved by SECTA, the Japanese regulator, during the year. *Kaido-oh*™, was the first Regulation 5 game to be launched with the sale of over 10,000 units late in the year. There are another eight games in varying stages of development/approval. The Regulation 5 environment is proving a challenge for all manufacturers. It is a remarkable achievement for Aristocrat's relatively small R&D team in Japan, to have successfully developed these high quality game products.

For the rest of the world, the Company's 2006 Executive Product Plan ('EPP') was the most complex and extensive plan to date, involving development of new games for release in over 215 separate jurisdictions, each with their own specific requirements.

Highlights of the year, in terms of game design, include *Outback Jack*™ and *Mr Woo*™, two new double stand alone progressive games, *Water Margin*™, a game designed by the Aristocrat Global Gaming design team specifically for the Macau market and *Bank Buster*™, a game specifically designed for the US market and released at the Global Gaming Expo ('G2E')* in November.

Aristocrat's game releases at both G2E and the Australasian Gaming Expo™ ('AGE™')† were the most extensive range ever on show.

In relation to platforms, the Company's new slant top cabinet (the first of the Company's cabinets to be developed in the United States) has been approved and sold in Australia, South Africa and Macau. Aristocrat's new *Slimline MAV500*™ cabinet (which accommodates US demand for a narrower base) was displayed at G2E and interest has been strong.

During the year, the Company also successfully developed its Reduction of Hazardous Substances ('RoHS') cabinet for the European market. This cabinet addresses a 2006 directive from the European Union ('EU') that restricts the use of six substances in new electrical and electronic equipment placed on the market from 1 July 2006.

* © 2005 Reed Exhibitions, a division of Reed Elsevier, Inc., and the American Gaming Association.
† AGE is a registered trademark of the Australasian Gaming Machine Manufacturers' Association

Addressing the RoHS directive was just one of a number of steps taken by R&D in terms of implementation of more environmentally sound manufacturing practices and policies. Complementing the RoHS directive is another EU directive, known as the *Waste from Electrical and Electronic Equipment* directive ('WEEE Directive'), which covers equipment recyclability. The WEEE Directive, which came into effect during 2006, complements the RoHS Directive by imposing responsibility on the producer, the manufacturer or the importer of certain electronic and electrical goods, including gaming machines, for the costs of recycling and recovering such equipment once it has reached end-of-life.

During the year, R&D was restructured to enhance its innovation capabilities through the implementation of an innovation studio mode. The concept, which involves the establishment of a number of competing innovation studios, is designed to ensure that Aristocrat maintains and drives its reputation as the most innovative of successful game designers.



Sentinel III™ Player Tracking Module

Systems

Among the many accomplishments of the R&D systems division during 2006, the most significant was the successful completion of the Company's first trial of its downloadable ('DL') technology and server-based gaming ('SBG') technology in North America. The Company's DL and SBG capabilities will comprise a critical part of its systems product suite moving forward. The acquisition of ACE Interactive during the year has significantly enhanced the Company's DL and SBG capabilities.

Another highlight of the year was the successful launch and deployment of *Sentinel III*™, Aristocrat's Player Tracking Module interface hardware. *Sentinel III*™ features a touch screen colour display and it is proposed that this product be installed in every gaming machine connected to the Company's proprietary *On-line Accounting and Slot Information System ('OASIS'™)*.

The first *Sentinel III*™ installation was successfully rolled out at the Chumash Casino in Santa Ynez, Southern California during the second half. *Sentinel III*™ was also successfully trialled at the SJM Winners Bar in Macau. *OASIS*™ systems continued to sell well during the year, with the Company installing the 223rd *OASIS*™ system during the year under review and concluding the contract for the largest *OASIS*™ installation to date. The fourth annual *OASIS*™ User's Group was held in the Palms Casino Resort in Las Vegas in September and was attended by 350 *OASIS*™ systems customers.

A 90 day field trial of the multi-site progressive ('MSP') *Hyperlink*™ *Loco Loot*™ system at the Mohegan Sun Casino in Connecticut was successfully completed and the MSP moved into full roll-out immediately thereafter. It was installed at 35 sites in the United States during the year and fills an important gap in the Company's product line.

Aristocrat's first *System 6000*™ and *System 7000*™ products were both successfully placed in Macau during the year.

System 6000™ cashless and mysteries were installed at the Gold Reef City Casino, one of the five Gold Reef casino resorts in South Africa, during the second half of the year and have proved highly successful.

In New South Wales, the Company participated in the Ticket-in Ticket-out ('TITO') trial that took place between August and November. The Company's TITO product performed without fault during the trial. Approval of sales of TITO products in NSW is expected during the first half of 2007.



Outback Jack™ was one of Aristocrat's most successful products in 2006. This double stand alone progressive captured the imagination of players in every jurisdiction in which it was released with its innovative outback themed game features.





Top: Slant top product ready for packaging and shipment in Shanghai. The first shipment of slant top product from China was shipped to South Africa in November, 2006.

Above: A prototype PokerTek table at a supplier's factory in Shanghai.

Global Supply Chain

The principal achievements of the Company's supply chain operations centred around the continuation of outsourcing parts and modules to improve capacity and flexibility and reduce cost and complexity.

The planning and development associated with opening an order fulfilment centre in Macau was completed during 2006 with the order fulfilment centre operation opening in early 2007 to support the growing customer base.

The Company is well advanced in the transition from a 'component manufacturer' to a 'supply chain operator' (where construction of products based on multiple purchased modules is possible). The aim for the supply chain model is a network of global suppliers predominantly in low cost regions delivering to integration centres within the major markets or order fulfilment centres located within the developing markets.

Previously, global manufacturing facilities in Sydney were supported by a finishing operation in Las Vegas and technical workshops in New Zealand, South Africa and the United Kingdom.

The modules delivered by the third party suppliers are now assembled into products and configured to meet the requirements of specific customer orders prior to final testing, consolidation and delivery.

The key benefits from developing and implementing the global supply chain model are:

- improved Occupational Health & Safety;
- reduced operational and environmental risks;
- increased levels of customer service;
- complexity reductions;
- inventory reductions;
- net reduction in cash invested in working capital assets;
- net personnel reductions and material cost reductions; and
- capacity to reduce 'time to market' when within forecast.

Our People and Culture

Aristocrat's people and culture foundations are central to continued success and growth. During 2006, we continued to strengthen our culture and people capabilities with a focus on recruiting and retaining the best talent, and providing development and leadership opportunities for our people. We continue to recognise the diversity and long tenure of our people as a key competitive advantage in the marketplace.

Aristocrat Celebrates 30-Year Service Awards

Aristocrat values long-term service and continues to recognise and celebrate loyalty and tenure. Our annual Aristocrat Service Awards recognised a number of staff with 10, 20 and 30 years of service. Our global operations and outlook also provides staff with opportunities to work with our international offices.

Innovation

The Company continues to focus on innovating through Research and Development, and more broadly through developing a culture of innovation. In 2005, we joined the Hargraves Innovation Institute as a Foundation Member. The Institute provides networking and knowledge sharing to develop capabilities in innovation.

Recruitment

Our recruiting programs are focused on attracting a broad set of skills and experiences to fit into a diverse and global workforce. We have enhanced our Graduate Development Program with a focus on identifying and growing a future generation of leaders.



Above: Long service award recipients with Paul Oneile, Managing Director and Chief Executive Officer, at 2006 awards presentation in Sydney.

Learning and Development

Our talent pipeline is enhanced through extensive learning and development programs focused on capability development and readying people for career moves. Succession planning programs reinforce a culture of promoting from within, providing our people with new challenges and assignments.

Occupational Health and Safety

Aristocrat is committed to ensuring a safe and secure workplace. Our global *Occupational Health and Safety Program* reinforces the culture and focus needed to reduce risks and injuries in the workplace.

Our people and culture are key components of our strategy, and the long-term success of the Company. We view our workforce as a key asset capable of delivering results and performance for the Company. We also recognise the importance of continuing to provide a safe, meaningful and enjoyable place to work.



Above: Tim Parrott, President and Chief Executive Officer of Aristocrat's Americas business, presenting a long service award in Las Vegas during the year.



Above: Aristocrat graduates and staff participate in a team building challenge.

Shareholder Information

Distribution of Equity Securities as at 28 February 2007

Size of Holding	Option Holders*	Holders of Performance Share Rights# (3+)	Shareholders	Number of Shares+	% of Issued Capital
1 – 1,000	0	5	6,061	3,095,227	0.66
1,001 – 5,000	0	76	5,441	12,613,254	2.70
5,001 – 10,000	0	41	737	5,445,248	1.16
10,001 – 100,000	7	56	590	14,822,101	3.17
100,001 – over	1	1	122	431,737,416	92.31
TOTAL	8	179	12,951	467,713,246	100.00
Less than a marketable parcel of $500.00			165	1,613	

* All options issued under the Executive Option Share Plan ('ESOP') to take up ordinary shares in the capital of the Company subject to the rules of ESOP are unquoted and non-transferable.

All Performance Share Rights allocated under the Performance Share Plan ('Plan') to take up ordinary shares in the capital of the Company subject to the rules of the Plan are unquoted and non-transferable.

+ Fully paid ordinary shares (excludes unexercised options and unvested Performance Share Rights that have not been converted into shares).

Substantial Shareholders as at 28 February 2007

Name	Number of Ordinary Shares Held	% Issued Capital
JP Morgan Nominees Australia Ltd	55,087,094	11.78
Commonwealth Bank of Australia and its subsidiaries	46,883,626	10.02+
Westpac Custodian Nominees Ltd	32,917,865	7.04
Serioso Pty Ltd	30,525,772	6.53
Writeman Pty Ltd	29,276,160	6.26
Thunderbirds Are Go Pty Ltd	26,116,788	5.58
Australia and New Zealand Banking Group Ltd	24,374,492	5.21+
Barclays Global Investors Australia Ltd on behalf of the Barclays Group	23,428,593	5.01+

+ As disclosed in the last substantial holding notices given to the Company.

Voting Rights

The voting rights attaching to ordinary shares are that on a show of hands, every member present in person or by proxy has one vote and upon a poll, each share has one vote. Option holders and Performance Share Right holders have no voting rights.

Unquoted Equity Securities

As at the 28 February 2007, 1,155,000 unlisted non-transferable options have been issued under the Company's Employee Share Option Plan and remain unexercised.

As at 28 February 2007, 2,406,671 unlisted non-transferable Performance Share Rights have been issued under the Performance Share Plan and remain unvested.

Regulatory Considerations Affecting Shareholders

Aristocrat Leisure Limited and its subsidiaries could be subject to disciplinary action by gaming authorities in some jurisdictions if, after receiving notice that a person is unsuitable to be a shareholder, that person continues to be a shareholder. Because of the importance of licensing to the Company and its subsidiaries, the

Twenty Largest Shareholders as at 28 February 2007

Name	Number of Ordinary Shares Held	% Issued Capital
JP Morgan Nominees Australia Ltd	55,087,094	11.78
Citicorp Nominees Pty Ltd	54,472,066	11.65
National Nominees Ltd	52,366,408	11.20
Westpac Custodian Nominees Ltd	32,917,865	7.04
Serioso Pty Ltd	30,525,772	6.53
Whiteman Pty Ltd	29,276,160	6.26
Thunderbirds Are Go Pty Ltd	26,116,788	5.58
ANZ Nominees Ltd	20,520,346	4.39
Anninella Pty Ltd	17,900,000	3.83
Maaku Pty Ltd	16,973,432	3.63
Cogent Nominees Pty Ltd	13,273,858	2.84
Niako Investments Pty Ltd	11,657,000	2.49
Queensland Investment Corporation	9,383,018	2.01
HSBC Custody Nominees (Australia) Ltd	8,898,886	1.90
UBS Nominees Pty Ltd	8,750,150	1.87
ECA 1 Pty Ltd	8,596,098	1.84
CJHA Pty Ltd (CJHA Family Account)	8,500,000	1.82
AMP Life Ltd	3,727,336	0.80
Reserve Properties Pty Ltd	3,248,292	0.69
Pacific Custodians Pty Ltd (AEET Account)	3,191,431	0.68

Company's Constitution contains provisions that may require members to provide information and also gives the Company powers to divest or require divestiture of shares, suspend voting rights and withhold payments of certain amounts to shareholders or other persons who may be unsuitable.

Shareholder Enquiries

You can access information about Aristocrat Leisure Limited and your holdings via the internet. Aristocrat's website, www.aristocratgaming.com, has the latest information on Company announcements, presentations and reports. Shareholders may also communicate with the Company via its website. In addition, there is a link to the Australian Stock Exchange to provide current share prices. The share registry manages all your shareholding details. Visit www.linkmarketservices.com.au and access a wide variety of holding information, make changes to your holding record and download forms. You can access this information via a security login using your Securityholder Reference Number ('SRN') or Holder Identification Number (HIN) as well and your surname and postcode recorded on your holding record.

Dividends

Dividend Cheques

Dividend cheques should be banked as soon as conveniently possible. Shareholders should note that unpresented dividend cheques may be dealt with by the Company under clause 18.14 of the Company's Constitution which provides for the automatic reinvestment of dividends which are the subject of dividend cheques that have not been presented six months after the payment date.

Electronic Funds Transfer

Shareholders may also request the share registry to bank your dividends in any nominated bank, building society or credit union account within Australia. Contact the share registry (contact details are set out in the back of this annual report) or visit its website to obtain a Request for Direct Credit of Payments Form.

Dividend Reinvestment Plan

The Company's Dividend Reinvestment Plan ('DRP') was activated on 20 February 2007 in respect of the 2006 final dividend. The Directors consider whether the DRP should operate each time a dividend is declared.

In relation to the final dividend for 2006, the Directors determined that the DRP operated on the basis that: (i) no minimum or maximum shareholding apply in order to be eligible to participate; (ii) no discount is to apply; (iii) all shareholders resident in Australia and New Zealand are eligible to participate; (iv) the number of shares allocated will be rounded up to the nearest share; and (v) no brokerage costs are payable.

The record date for the final dividend was the close of business on 9 March 2007 and the payment date was 23 March 2007.

Shares were allocated to DRP participants in reference to the 2006 final dividend at a share price calculated by reference to the average of the daily VWAPs over a period of 'not less than five business days' from 13 March 2007.

Shareholders should note that: (i) Shareholders who elect to participate in the DRP and who do not revoke their elections will automatically participate on the next occasion the DRP is activated; (ii) the fact that the DRP operated in respect of the 2006 final dividend does not necessarily mean that the DRP will operate in respect of any further dividends (a separate decision is made for each dividend); and (iii) when the DRP does operate, the DRP Rules provide that the number of shares that DRP participants will receive will not be determinable on the Record Date.

The DRP Rules and the 'Dividend Reinvestment Plan Application or Variation Form' are available from the Company's website www.aristocratgaming.com under Investor Information/Investor Tools/Dividend Information).

Corporate Governance Statement

for the 12 months ended 31 December 2006

Aristocrat Leisure Limited ABN 44 002 818 368

The Board is committed to maintaining the highest standards of corporate governance. Furthermore, the Board has endeavoured to ensure its governance principles and policies comply with the ASX Corporate Governance Council recommendations which are set out in the ASX publication *"Principles of Good Corporate Governance and Best Practice Recommendations"*.

Set out below is a summary of Aristocrat's ("the Company") corporate governance principles which were in place throughout the 2006 reporting period. For ease of reference this statement has been prepared and presented in a format consistent with the above named publication.

Principle 1 - Lay solid foundations for management and oversight

Board role and responsibilities

The Board has formalised its roles and responsibilities into a Board Charter which is available on the Company's website, www.aristocratgaming.com. In summary, the Board's main responsibilities include the:

- review and approval of Company strategy;
- performance management with specific responsibility for the monitoring of Company performance and overall conduct;
- selection, appointment, remuneration and performance evaluation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO);
- evaluation of the principal risks of the Company and continued monitoring of appropriate risk management and reporting systems;
- establishment and monitoring of policies to ensure compliance with the legal and regulatory regimes to which the Company is subject and to ensure the highest standards of corporate conduct; and
- promotion of open and proper communication between the Company and its stakeholders.

Delegation to management

The Board has delegated certain responsibilities to management including the day to day operation and administration of the Company. The Board Charter clearly specifies those matters that are reserved for the Board only.

Principle 2 - Structure the Board to add value

Board Composition

The Board has determined that its optimal size is between seven and nine members. As at 31 December 2006, the Board comprised six non-executive directors and one executive director. Details including the term of office, qualifications and information on other directorships held by each member of the Board, can be found in the Directors' Report.

The Board comprises members with a broad range of skills and experience. The Board considers it important for the following skills and experience to be represented on the Board:

- experience as a Chief Executive;
- international business experience;
- financial experience;
- technology experience especially in the software or computer industries;
- marketing experience;
- legal and regulatory experience; and
- corporate governance and risk management experience.

The Board annually reviews the skills and experience of its members and decides on whether any action needs to be taken to augment or complement those skills.

The Board Chairman

The Chairman is selected by the Board and is a non-executive director. The Chairman and the office of the CEO are not held by the same person. The Chairman is responsible for the leadership of the Board, ensuring effectiveness in all aspects of its role including:

- setting Board meeting agendas;
- conducting and leading Board meetings;
- ensuring effective communication with shareholders;
- conducting and leading shareholder meetings; and
- being the main point of contact between the Board and the CEO.

Board meetings

The Board meets regularly and this year the Board met a total of eleven times which included two, two day meetings focused on strategy and budget. The number of meetings attended by each director is tabled in the Directors' Report. Executive management are regularly invited to attend and present at Board meetings. During the year the non-executive directors also held meetings without the presence of executive management.

Director independence

Every year the Board assesses each of the non-executive directors against specific criteria to decide whether they are independent. Directors are considered to be independent if they meet the following criteria:

- they are not a substantial (5% or greater) shareholder of the Company or an officer of a substantial shareholder of the Company;
- they have not been employed in an executive capacity in the last three years by the Company or a subsidiary of the Company;
- they have not been employed as a principal of a material professional advisor to the Company during the past three years;
- they are not a material supplier or customer of the Company or any subsidiary of the Company;
- they have no material contractual relationship with the Company (other than as a director); and
- they are free from any interest, business or personal, which could or could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company.

In determining whether or not a material relationship exists with a third party such as a supplier, professional advisor or customer the Board considers that relationship to be material if it meets the following criteria:

- where the customer accounts for more than 5% of the Company's consolidated gross revenue per annum;
- if the Company accounts for more than 5% of the supplier's consolidated revenue; or
- where the total value of any contract or relationship between the Company and the director (other than as a director of the Company) exceeds A$1million.

The Board determined that all non-executive directors were considered to be independent as at 31 December 2006.

Independent professional advice

Any director may seek independent external advice in relation to any Board matter at the expense of the Company with the prior consent of the Chairman. Whenever practicable the advice should be commissioned in the joint names of the director and the Company and a copy of the advice should be made available to the entire Board.

Board committees

The Board is assisted in fulfilling its responsibilities by four committees. Each committee is governed by a Charter which is regularly reviewed and approved by the Board. The Charters are available on the Company's website www.aristocratgaming.com.

The four Board committees are the:

- Audit Committee;
- Nomination and Governance Committee;
- Regulatory and Compliance Committee; and
- Remuneration Committee.

An overview of the composition and responsibilities of each of the Board committees is provided below:

Audit Committee

The committee comprises four non-executive directors. The current committee members are Mrs P Morris (Chair), Mr DJ Simpson, Mr AW Steelman and Mr RA Davis. The committee is scheduled to meet four times throughout the year. During the year in addition to the four scheduled committee meetings, separate meetings also took place between the Chair of the committee and both the Company's external and internal auditors. The number of actual committee meetings and attendance by its members is contained in the Directors' Report.

The committee responsibilities include:

- the evaluation and monitoring of the Company's internal control environment and risk management function;
- overseeing and reviewing the scope, quality and cost of the internal and external audits;
- reviewing the reports presented to the committee by both the auditors and management;
- recommending to the Board the appointment of internal and external auditors;
- reviewing the Company's management and statutory reporting (including the half year and full year accounts);
- the review and approval of finance and accounting policies and the ongoing monitoring of their implementation and effectiveness;
- ongoing financial monitoring of the Company's various disclosure obligations; and
- the review and pre-approval of any non audit services provided by either the internal or external auditors ensuring that their independence is maintained at all times.

Nomination and Governance Committee

The committee comprises three non-executive directors. The current committee members are Mr RA Davis (Chair), Mr DJ Simpson and Mrs P Morris. The committee is scheduled to meet twice per year. The number of actual committee meetings and attendance at meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- recommendations on Board structure, membership, tenure, succession planning and committee membership;
- induction and education of directors;
- the Board and individual director performance assessment; and
- overall Company corporate governance policies and procedures.

Regulatory and Compliance Committee

The committee is chaired by Mr WM Baker who is a non-executive director. The committee also comprises another non-executive director, Ms SAM Pitkin an independent external member, Mr H Keating and Mr BJ Yahl as a member of executive management. Committee members are appointed for two years by the Board and are subject to approval by certain gaming authorities / bodies. The committee is scheduled to meet four times per year. The number of actual committee meetings and attendance at meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- assisting the Board and executive management in obtaining information necessary to make decisions in the area of hiring key personnel and entering into or continuing business associations;
- the review of existing and proposed business undertakings for regulatory compliance;
- conducting investigations as appropriate and making recommendations to the Board; and
- monitoring and ensuring licensing conditions and regulatory requirements are met.

Remuneration Committee

The committee comprises three non-executive directors. The current committee members are Ms SAM Pitkin (Chair), Mr DJ Simpson and Mrs P Morris. The committee is scheduled to meet four times per year. The number of actual committee meetings and attendance at meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management;
- making recommendations to the Board on:
  - CEO and senior management fixed remuneration framework and levels;
  - CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
  - Chairman and non executive director fees; and
  - the Company's superannuation arrangements.

Nomination, selection and appointment process of new directors

Recommendations for the nomination of new directors are made by the Nomination and Governance Committee. Generally, external consultants are used to identify potential directors. Those nominated are assessed by the committee against a range of criteria including professional skills, experience, qualifications and background including probity and integrity. Any non executive director appointed during the year will stand for election by shareholders at the next Annual General Meeting of the Company.

Formal letters of appointment are issued to those joining the Board and individual service agreements are entered into with all directors. All new directors undergo an induction program which includes being provided with a director's handbook, a copy of the strategic plan for the Company together with latest budgets/forecasts and meetings with senior management including the CEO and his direct reports.

Other directorships

Directors are required to limit the number of directorships of other listed companies to five in order to ensure that sufficient time is available to attend to the affairs of the Company. The Chair is required not to hold more than one other position as Chair of a listed company. The CEO should only accept appointment to the board of another listed company with the approval of the Board.

Principle 3 - Promote ethical & responsible decision making

Code of Conduct

The Board has adopted a Code of Conduct ("the Code") which applies to directors and all employees. The Code is reinforced through various training programs and Company publications. The Code provides an ethical and behavioural framework for the way business is conducted and contains a set of general business ethics including (but not limited to):

- acting honestly and fairly in all dealings and to conduct business with strict professional courtesy and integrity;
- to abide and comply with all applicable laws and regulations;
- report suspected corrupt or unethical conduct;
- ensure that Company resources and property are used properly and efficiently; and
- not disclose information or documents relating to the Company or its businesses other than as required by law and not to make any public comment on Company matters unless authorised to do so.

The Code is available on the Company's website, www.aristocratgaming.com

"Tip-Offs Anonymous" program

"Tip-offs Anonymous" is an independent, confidential telephone, email and postal service that provides an effective channel for employees to anonymously report instances of suspected workplace misconduct. The service is available to all employees worldwide.

All reported incidents are reviewed by a select group of senior executives who decide on the appropriate course of action to be taken. A summary of all reported incidents and action taken is provided to the Audit Committee. Any reported incidents involving senior executives are reported directly to the Chairman of the Audit Committee by the Tip-offs Anonymous service provider.

Securities trading policy

The Company's policy prohibits any director or employee dealing in the securities of the Company if they are in possession of any price-sensitive information. Subject to this, directors and senior executives may only deal in the shares of the Company from the day after until the 42nd calendar day following:

- announcement of the half year and full year results;
- issue of any prospectus by the Company; and
- the day of the Company's Annual General Meeting.

The Company prohibits the hedging of unvested options and unvested Performance Share Rights at all times, irrespective of trading windows.

The policy can be found on the Company's website, www.aristocratgaming.com.

Principle 4 - Safeguard integrity in financial reporting

Audit Committee

The Audit Committee's composition, roles and responsibilities are provided under Principle 2 of this statement.

Certifications from the CEO and CFO

The Board received a written certification on 20 February 2007 from both the CEO and CFO that the Company's financial reports for the year ended 31 December 2006 present a true and fair view in all material respects of the company's financial condition and operational results and are in accordance with relevant accounting standards.

Selection of auditor

The Audit Committee is responsible for overseeing the external auditor selection process. This process includes assessing each of the submissions received and making a formal recommendation to the Board on the appointment of the external auditor.

As part of that selection process, the Audit Committee assesses each of the submissions received on the following criteria:

- independence;
- overall audit approach and methodology;
- relevant industry experience;
- experience, and qualifications of key audit staff; and
- cost.

After careful consideration of the above criteria, the Audit Committee recommended to the Board the re-appointment of PricewaterhouseCoopers as the Company's external auditors.

Auditor independence

The Company has adopted a formal charter of "Audit Independence". The Charter restricts the types of non-audit services that can be provided by either the internal or external auditors. In addition, any non-audit services which are to be provided by the internal or external auditors need to be pre-approved by the Chair of the Audit Committee.

The Charter does not allow the following services to be provided by the internal or external auditors:

- bookkeeping or other services related to accounting records or financial statements;
- financial information systems design and implementation;
- business valuation services (including appraisals or fairness opinions);
- management or human resource functions; and
- actuarial, investment advisory or banking services.

The Audit Committee reviews the independence of the auditors four times a year. The Company requires the senior external audit partner to rotate every five years. The Charter also places restrictions on the hiring of employees or former employees of the auditor firms. The Company expects the external auditor to attend the Annual General Meeting of the Company and to respond to questions relating to the conduct of the audit and the auditors' role.

Non-audit services provided

Non audit services provided by the external auditor are disclosed and explained in both the Directors' Report and Note 34 to the financial statements.

The Board is satisfied that the nature and scope of these services did not compromise auditor independence. When making this assessment the Board had regard to relevant provisions in the Corporations Act and the Company's Charter of Audit Independence. The auditor's independence declaration for the year ended 31 December 2006 has been received and is attached to the Directors' Report.

Principle 5 - Make timely and balanced disclosure

The Company has written policies dealing with the Company's disclosure obligations and responsibilities under both the ASX Listing Rules and the Corporations Act. The Company's policy on continuous disclosure is available on the Company's website www.aristocratgaming.com.

The Company has in place the following procedures in order to comply with its continuous disclosure responsibilities:

- to immediately advise the ASX of any information which a reasonable person would expect to have a material effect on the price of the Company's securities subject to the exceptions set out in Listing Rule 3.1A. The CEO, CFO and the Group General Manager, *Commercial and Legal* confer regularly to determine if any announcement should be made to the ASX in accordance with the principles in Listing Rule 3.1A;
- the Chair, CEO, CFO and Group General Manager Commercial and Legal are the only persons authorised to talk to the media, analysts or shareholders;
- any employee who comes into possession of information which is likely to affect the price of the Company's securities or which has the capacity to affect the Company's profit or balance sheet totals by 5% or more, must immediately consult the

CEO or the Company Secretary who will decide, in consultation with the Chair (where appropriate), whether an announcement is required;
- the establishment of the Senior Executive and Risk Review Committee which normally meets monthly to review risks to which the Company is exposed in the light of the continuous disclosure responsibilities; and
- there is an established protocol and signoff procedure for all intended announcements.

Principle 6 - Respect the rights of shareholders
One of the most significant responsibilities of the Board is to have regard to the long term sustainability of returns to shareholders taking into account the interests of other stakeholders.

The Company promotes effective communication with shareholders and encourages effective participation at general meetings to ensure a high level of accountability and discussion of the Company's strategy, goals and performance. The Company also invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report. The Company maintains a website (www.aristocratgaming.com) which is regularly updated with all recent announcements to the ASX, annual reports, briefing materials and presentations to investors and analysts. The Corporate Governance section of the website allows shareholders direct access to the Board charter, committee charters and key governance policies. The Annual General Meeting is webcast each year. The Company's most recent full year and half year results presentation webcasts are archived and can be accessed through the investor information link on the Company website.

The Company's Shareholder Communication Policy is available on the Company's website at www.aristocratgaming.com.

Principle 7 - Recognise and manage risk
The Board has established policies on risk oversight and management.

The Company is licensed to sell products in over 200 jurisdictions and operates from six major regional offices being Australia, USA, Japan, New Zealand, United Kingdom and South Africa. The Board accepts that risk exists in all aspects of the Company's business activities.

The Company's major risks include (but are not limited to) increased regulation by Governments, protection of the Company's gaming licenses, action by competitors, product development, product approvals, infringement of intellectual property rights, availability and quality of raw materials and manufacturing equipment used in the production of products and occupational health and safety issues. The Company recognises the need to ensure the maintenance of its gaming licenses. The responsibility for monitoring that licensing conditions and regulatory requirements are met resides with the Regulatory and Compliance Committee, a Committee of the Board.

Risk management plays a key role in helping to identify, measure and treat risk which in turn assists the Company in achieving its goals and objectives. The Company has in place an effective risk management system to ensure that business risks are identified, assessed, monitored and properly managed.

Elements of the Company's risk management system include:
- a formal risk management policy which is based on Standards Australia AS 4360:2004. The Company's Risk Management Policy is available on the Company's website at www.aristocratgaming.com;
- the training of key executives and managers in the area of risk and the requirements of the Company's risk management policy;
- formal risk identification workshops and meetings across the business to identify and rate significant business risks (financial, operational and strategic);
- the rating of risks for the likelihood of occurrence, possible consequence and the level of current controls and strategies which exist to manage the risk;
- formal risk management updates are provided to the Board on a monthly basis;
- a dedicated "Group Risk & Audit Manager" is responsible for assisting management in implementing the Board's risk management policies;
- the monthly review of risks by the Senior Executive and Risk Review Committee;
- the establishment of an internal audit function which has unrestricted access to the Board and management and which assists the Board in ensuring compliance with internal controls, policies and risk management programs by performing reviews;
- the development of a risk based internal audit plan;
- a clearly defined organisation structure together with documented expenditure authority and approval limits;
- detailed financial policies and procedures in the areas of expenditure authorisations, credit, treasury and required internal controls;
- annual budgeting and monthly reporting systems for all operating units;
- a group wide regulatory compliance program covering licensure, environment, occupational health and safety and employment practices;
- a comprehensive insurance program; and
- a confidential tip-offs anonymous program deployed worldwide.

In the fourth quarter of 2005, the Company implemented new risk management software to facilitate the update and maintenance of the Company's risk register and to track risk management activities.

Risk management certification

The Board has received a written declaration from both the CEO and CFO that the financial certification given by them on the Company's financial reports:

- is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating effectively and efficiently in all material respects.

This declaration provides a reasonable but not absolute level of assurance and it does not in any way imply or guarantee against adverse events or more volatile outcomes from arising.

Principle 8 - Encourage enhanced performance

Review of Board performance

The Board Charter requires the annual review of its own performance as a Board, including its committees, as well as the performance of individual directors. The Board conducted in the fourth quarter of 2006 a peer review process whereby directors evaluated and assessed the overall performance of the Board as a whole and individual directors.

The peer review process is administered by the Nomination and Governance Committee using comprehensive written questionnaires. These questionnaires are completed by each director and cover the following areas:

- Board governance, structure and roles;
- Board responsibilities;
- Board processes;
- Board committees;
- Performance of individual directors; and
- Continuing improvement.

A summary of the questionnaires was discussed by the Board at the November Board Meeting.

Continuing education of directors

A continuing education process for directors through ongoing management presentations and tutorials from external experts takes place during the year permitting directors to pose questions about the Group about factors impacting on the business or likely to impact on the business.

Principle 9 - Remunerate fairly and responsibly

Remuneration Committee

The composition of the committee, its roles and responsibilities are provided under Principle 2 of this statement.

Remuneration of non-executive directors

Details of the principles and amounts of remuneration of non-executive directors are set out in the Directors' Report.

Remuneration of senior executives and their link with corporate performance

Details of the principles and amounts of the Company's executive fixed and variable remuneration schemes including their link with Company performance are provided in the Directors' Report.

Equity based remuneration

The Company has in place the following equity based remuneration plans:

- Performance Option Plan ('POP') - Established 2005
- Performance Share Plan ('PSP') - Established 2004
- Employee Share Option Plan ('ESOP') - Established 1998

The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid shares in the Company. The POP was approved by shareholders at the 2005 Annual General Meeting of the Company.

The PSP was implemented in 2004. Annual approval from shareholders has been obtained for the participation of the CEO, Mr PN Oneile in the PSP. Shareholder approval was not required under the ASX Listing Rules or Corporations Act for the other participants. The PSP which replaced the older Employee Share Option Plan (ESOP) is more stringent than the ESOP plan as it includes a vesting scale and tougher performance hurdles. A more detailed description of equity based remuneration is provided in the Directors' Report.

Principle 10 - Recognise the legitimate interests of stakeholders

The Board and senior management of the Company are committed to the Code and the principles contained within it. The Code, which applies to all employees, is regularly communicated and distributed to employees. New employees are issued with an employee handbook which contains amongst other things, the Code and they are required to certify (prior to commencing their employment) that they have read and understood the requirements contained in it.

The Code together and the policies listed in this Principle are aimed at ensuring the Company maintains the highest standards of honesty, integrity and fair trading with shareholders, customers, suppliers, employees, regulators and the community.

The Company has procedures in place to monitor overall compliance with the Code. It is made clear in the Code that any breaches are treated seriously and could lead to disciplinary action including termination of employment.

More information on the Code is provided under Principle 3 of this statement. The Code is also available on the Company's website, www.aristocratgaming.com

In addition to the Code, the Company also has policies which govern:

- Occupational, Health and Safety;
- Trade practices;
- Conflicts of interest;
- Gifts, gratuities and donations;
- Dealing in Company securities;
- Market disclosure; and
- Privacy.

The Company has implemented harassment, discrimination, legal and operational compliance training globally which all employees are required to complete. In addition the Company has provided training to relevant employees on privacy, fair trading, restrictive trade practices and gaming legislation.

Directors' Report

For the 12 months ended 31 December 2006

The directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the 'Consolidated Entity') for the twelve months ended 31 December 2006. The information in this report is current as at 20 February 2007 unless otherwise specified.

The directors of Aristocrat Leisure Limited (the 'Company') during the twelve months ended 31 December 2006 and up to the date of this report are:



DJ Simpson
FCPA, Age 66

Experience

Nominated July 2003. Appointed February 2004.
- Director, CSL Limited
- Former Finance Director, Tabcorp Holdings Limited
- Former Executive General Manager, Finance, Southcorp Holdings Limited

Special responsibilities
- Chairman
- Chair, Nomination and Governance Committee (to 20 February 2006)
- Member, Nomination and Governance Committee (from 21 February 2006)
- Member, Audit Committee
- Member, Remuneration Committee



PN Oneile
BEc, Age 58

Experience

Nominated December 2003. Appointed June 2004.
- Director, Film Finance Corporation Australia Limited
- Former Chairman and Chief Executive Officer, United International Pictures (UIP)
- Former Managing Director, The Greater Union Organisation Pty Limited

Special responsibilities
- Chief Executive Officer and Managing Director
- Member, Nomination and Governance Committee (to 20 February 2006)



SCM Kelly
BA (Hons), FCA, CA, MAICD
Age 43

Experience

Nominated and appointed February 2007.
- Former executive, Goodman Fielder Limited
  - Chief Financial Officer - Consumer Foods,
  - Chief Information Officer,
  - General Manager - International,
  - Finance Director - International,
  - Group Accounting Manager
- Former Senior Manager, PricewaterhouseCoopers (*Sydney and London*)
- Member National Executive, Group of 100

Special responsibilities
- Chief Financial Officer and Finance Director



P Morris, AM
BArch (Hons), MEnvSc, Dip CD, FRAIA, FAICD, Age 58

Experience

Nominated August 2003. Appointed February 2004.
- Director, Mirvac Limited, NSW Institute of Teachers and Candle Australia Limited
- Former Director, Commonwealth Property, Department of Administrative Services
- Former Group Executive, Lend Lease Property Services
- Former Director, Sydney Harbour Foreshore Authority, Landcom, Strathfield Group Limited, Jupiters Limited, Principal Real Estate Investors (Australia) Limited, Howard Smith Limited, Colonial State Bank, EnergyAustralia, Country Road Limited, Indigenous Land Corporation and Australia Post

Special responsibilities
- Chair, Audit Committee
- Chair, Remuneration Committee (to 22 February 2006)
- Member, Remuneration Committee (from 23 February 2006)
- Member, Nomination and Governance Committee



SAM Pitkin
LLB, LLM, Age 47

Experience

Nominated November 2004. Appointed June 2005.

- Chairman, National Leisure and Gaming Limited
- Director, Chandler Macleod Limited
- Former Director, Australian Leisure & Hospitality Group Limited, Ceramic Fuel Cells Limited, Golden Casket Lottery Corporation Limited, Energex Limited, Grainco Limited and Employment National Limited
- Former Partner, Clayton Utz, Lawyers

Special responsibilities

- Chair, Remuneration Committee (from 23 February 2006)
- Member, Remuneration Committee (to 22 February 2006)
- Member, Nomination and Governance Committee (to 20 February 2006)
- Member, Regulatory and Compliance Committee



WM Baker
BA, Age 67

Experience

Nominated August 1998. Appointed May 1999.

- Director, J. Edgar Hoover Foundation and Fortress Global Investigations, Inc
- Former Assistant Director of the FBI
- Former President, The Motion Picture Association

Special responsibilities

- Chair, Regulatory and Compliance Committee
- Member, Nomination and Governance Committee (to 20 February 2006)



AW Steelman
BA, MLA, Age 64

Experience

Nominated August 1998. Appointed May 1999.

- Former US Congressman
- Advisor, Proudfoot Consulting Plc
- Former Board Member, Texas Growth Fund and Sterling Software
- Former President, Maxager Technology
- Management Consultant with international experience in software, gaming strategy and government regulation

Special responsibilities

- Member, Audit Committee
- Member, Nomination and Governance Committee (to 20 February 2006)



RA Davis
BEc (Hons), M Philosophy, Age 55

Experience

Nominated November 2004. Appointed June 2005.

- Consulting Director – Investment Banking, NM Rothschild & Sons (Australia) Limited
- Director, Territory Insurance Office, Trust Company Limited and Macquarie Office Management Limited
- Former Senior Executive at Citicorp and CitiGroup Inc. in the United States and Japan
- Former Senior Executive, Australia and New Zealand Banking Group Limited

Special responsibilities

- Chair, Nomination and Governance Committee (from 21 February 2006)
- Member, Nomination and Governance Committee (to 20 February 2006)
- Member, Audit Committee

Principal activities

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. The Company's objective is to be the leading global provider of gaming solutions. There were no significant changes in the nature of those activities during the twelve months ended 31 December 2006.

Dividends

A final dividend in respect of the twelve months ended 31 December 2006 of 24.0 cents per share ($112.3 million) has been declared and will be paid on 23 March 2007 to shareholders on the register at 5.00pm on 9 March 2007. The final dividend will be fully franked. A fully franked interim dividend of 12 cents per share ($56.1 million), as referred to in the Directors' Half Year Report dated 22 August 2006, was paid on 19 September 2006 in respect of the six months ended 30 June 2006. The total dividend paid or payable in respect of 2006 was 36.0 cents per share.

Review and results of operations

A review of the operations of the Consolidated Entity for the twelve months ended 31 December 2006 is set out in the Management Discussion and Analysis which forms part of this Directors' Report on pages 18 to 33. The operating result of the Consolidated Entity attributable to shareholders for the twelve months ended 31 December 2006 was a profit of $239.0 million after tax and minority interest.

Corporate governance

The Board is committed to maintaining the highest standards of corporate governance. The Company's Corporate Governance Statement, Board and Committee charters and key governance policies can be found on the Company's website.

Significant changes in state of affairs

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Consolidated Entity during the twelve months ended 31 December 2006.

Events after balance date

No material matters requiring disclosure in this report have arisen subsequent to 31 December 2006. To the best of their knowledge, the directors are not aware of any matter or circumstance that has arisen since 31 December 2006 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the Consolidated Entity's state of affairs in future financial years.

Likely developments and expected results

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis on pages 18 to 33 which forms part of this report.

The directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

Directors' attendance at Board and Committee meetings during 2006

The attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members is set out below:

Director	Board	Audit Committee	Remuneration Committee	Regulatory and Compliance Committee	Nomination and Governance Committee
	Meetings attended/held	Meetings attended/held	Meetings attended/held	Meetings attended/held	Meetings attended/held
DJ Simpson	11/11	4/4	5/5	–	2/2
PN Oneile	11/11	–	–	–	–
WM Baker	11/11	–	–	10/10	–
RA Davis	10/11	4/4	–	–	2/2
P Morris	11/11	4/4	5/5	–	2/2
SAM Pitkin	11/11	–	5/5	9/10	–
AW Steelman	10/11	3/4		–	–

Remuneration and emoluments of Board members and senior executives

The requirements of Section 300A of the *Corporations Act 2001* are included in the Remuneration Report on pages 52 to 70 which forms part of this Directors' Report.

Indemnities and insurance premiums

Clause 23.1 of the Company's Constitution provides that: 'to the maximum extent permitted by law (including the Corporations Act), the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company'. In accordance with Clause 23.4 of the Company's Constitution, the Company has executed documentary indemnities with directors, secretaries and a number of officers (formerly known as 'executive officers' and now defined, pursuant to section 9 of the *Corporations Act 2001*, as 'officers'). The Company maintains a Directors' and Officers' Insurance policy in respect of insurance cover of directors and officers. The policy is primarily a Company reimbursement policy. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors, secretaries or officers in their capacity as officers of entities in the Consolidated Entity, and any other payments arising from liabilities incurred by the directors, secretaries or officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the directors, secretaries or officers or the improper use by the directors, secretaries or officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. In accordance with usual commercial practice, the premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices. The insurance does not provide cover for the independent auditors of the Company.

Environmental regulation

The Consolidated Entity's operations have a limited impact on the environment. The Consolidated Entity is subject to a number of environmental regulations in respect of its manufacturing and integration activities. The Company manufactures gaming machines, games and systems at its Australian facilities which are zoned Industrial (4) under local Environmental Plan 114 and are the subject of New South Wales and Australian federal environmental legislation. The Company integrates (assembles) machines and systems in Nevada, USA. Machines are also assembled under contract in Japan. The Company uses limited amounts of chemicals in its manufacturing and assembly processes. The directors are not aware of any breaches of any environmental legislation or of any significant environmental incidents during the twelve months ended 31 December 2006.

Company secretaries

The Company secretaries are Mr BJ Yahl and Mr JFC Carr-Gregg. Both the Company secretaries have previously worked as solicitors in private practice and also as corporate solicitors for Australian publicly listed organisations.

Proceedings on behalf of the Company

No proceedings have been brought on behalf of the Company under section 236 of the *Corporations Act 2001* nor has any application been made in respect of the Company under section 237 of the *Corporations Act 2001*.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Non-audit services provided by auditors

The Company, with the prior approval of the Chair of the Audit Committee, may decide to employ PricewaterhouseCoopers, the Company's auditors, on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Consolidated Entity are important. The Company has a charter of audit independence which specifies those non audit services which cannot be performed by the Company auditor. The charter also sets out the procedures which are required to be followed prior to the engagement of the Company's auditors for any non audit related service.

Details of the amounts paid or payable to the Company's auditor, for audit and non-audit services provided during the year are set out in Note 34 to the Financial Statements.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out in Note 34 to the Financial Statements did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration is included on page 51 of this report.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Statements. Amounts in the Directors' Report and Financial Statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors and is signed for and on behalf of the directors.

DJ Simpson
Chairman

20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Aristocrat Leisure Limited for the year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Aristocrat Leisure Limited during the period.

R L Gavin
Partner
PricewaterhouseCoopers

20 February 2007
Sydney

Remuneration Report

This report details the policy and principles that govern the remuneration of directors and executives of the Company, the link between remuneration policy and principles and the Company's performance for the financial year, and the remuneration and service agreements of directors and executives.

The remuneration details for the following individuals are specified in the following pages:

Directors

The following persons were directors of the Company during the financial year:

Chairman - non-executive

DJ Simpson

Executive director

PN Oneile - Chief Executive Officer and Managing Director

Non-executive directors

WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

Executive key management personnel

The executives who were responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

Name	Position
SCM Kelly*	Chief Financial Officer
SJ Parker	Group General Manager Sales, Marketing and Research & Development
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager Business and Strategic Development
BJ Yahl	Group General Manager Commercial and Legal Company Secretary

All of the above persons were considered executive key management personnel for the full year ended 31 December 2006.

* SCM Kelly was appointed an executive director on 20 February 2007. In accordance with disclosure requirements, SCM Kelly is included in the definition of executive key management personnel for the full year ended 31 December 2006.

Other nominated executives

In addition to certain executive key management personnel, WP Jowett, Executive General Manager Australasia, is covered within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

1 **Remuneration Policy (Audited)**

Objectives and principles of remuneration policy

The objective of the Company's remuneration policy and its principles is to ensure that the Company is effectively structured to deliver long-term sustainable value to shareholders by:

- attracting, motivating, rewarding, and retaining high calibre staff;
- establishing a pay for performance culture, clearly linking short and long-term cash and equity-based rewards to achievement of specific and measurable short and long-term business objectives and aligning this performance with the creation of sustainable shareholder value;
- establishing a transparent remuneration framework which is internally equitable yet competitive to the market that takes into account current best practice in executive remuneration trends; and
- recognising the global nature of the business and the additional responsibilities placed on executives required to operate in a heavily regulatory and compliance driven environment.

The principles that underpin the framework comprise:

- external competitiveness;
- equitable internal relativities;
- pay for performance; and
- alignment with shareholders' interests.

The combination of fixed and variable pay components including short and long-term incentive strategies is aligned with these principles to achieve the above objective of the remuneration policy. Senior executive remuneration is by design structured to have a larger proportion of 'at risk' reward to leverage long-term performance. Short-term incentive rewards require achievement of specific Net Operating Profit and Funds Employed targets as measured against a combination of corporate, business and personal objectives. Long-term incentive rewards require achievement of Total Shareholder Return ('TSR') and/or Earnings Per Share Growth ('EPSG') targets versus a comparator group. These specific measures enable the Company to clearly evaluate its performance in delivering long-term sustainable shareholder value creation.

To assist the Remuneration Committee in its role, advice has been obtained from independent external remuneration consultants to structure a market competitive remuneration framework that is aligned with its overall business strategy and objectives.

Details of the Company's key shareholder indicators over the last five years are set out below.

	2006	2005	2004	2003*	2002*
Cash dividends paid in year (cps)	**32.0**	14.0	7.0	9.5	13.0
Capital return (cps)	–	21.0	–	–	–
Share buy-back ($m)	**34.6**	102.4	10.7	–	–
Closing share price at 31 December** ($)	**15.90**	12.32	9.95	1.72	4.68
Fully diluted earnings per share (cps)	**50.9**	51.1	29.2	(22.9)	17.6
Net profit after tax after minorities ($m)	**239.0**	244.3	142.2	(106.0)	80.2
Return on shareholders' equity	**65.7%**	69.5%	38.0%	(48.5%)	20.1%

* Financial Statements for 2003 and prior have not been restated under AIFRS.

** The closing share price for 2004 and prior has not been restated to reflect the capital return of 21 cents per share paid in 2005.

The introduction of the current remuneration policy and principles in 2004 (and as described in this report) has been a positive contributor to the Company's overall performance assisting the Company to deliver long-term sustainable value for shareholders.

2 The Remuneration Committee (Audited)

This committee is chaired by SAM Pitkin and comprises three non-executive directors. The committee was chaired by P Morris up to 22 February 2006 at which time SAM Pitkin was appointed as chair. The primary responsibilities of this committee include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management; and
- making recommendations to the Board on:
  - CEO and senior management fixed remuneration framework and levels;
  - CEO and senior management performance and equity-based remuneration plans including performance incentives and hurdles;
  - Chairman and non-executive director fees; and
  - the Company's superannuation arrangements.

3 Non-Executive Directors (Audited)

The fees paid to non-executive directors reflect the demands and responsibilities associated with their roles and the global scope and highly regulatory environment that the Company operates in. Fees include an allowance for the onerous probity requirements placed on non-executive directors by regulators of the global jurisdictions in which the Company operates. The Company's non-executive directors only receive fees (including superannuation) for their services. The only addition to fees is the cost of reasonable expenses which are reimbursed as incurred. Non-executive directors' fees and payments are reviewed annually by the Board. Non-executive directors do not participate in any short-term incentive plans, however, non-executive directors are able to contribute a portion of their remuneration to purchase of shares on-market during the appropriate trading period.

Advice has been obtained from independent external remuneration consultants to ensure that the level of directors' fees corresponds with the demands and responsibilities of the positions and are competitive in the external market place.

3.1 Directors' fees

The non-executive directors' fee pool limit of A$1,750,000 was approved by shareholders at the Annual General Meeting in May 2004.

Current fees for directors effective from 1 July 2006 are set out below. The Chairman does not receive any additional fees for his committee responsibilities. Other non-executive directors who also chair, or are a member of a committee, receive a supplementary fee in addition to their annual remuneration.

Position	Currency	Fee (per annum)
Chairman	A$	365,000
Australian resident non-executive director	A$	155,000
US resident non-executive director	US$	115,212
Chair of Audit Committee	A$	25,000
US resident Chair of Regulatory and Compliance Committee	US$	18,583
Chair of Remuneration Committee	A$	20,000
Chair of Nomination and Governance Committee	A$	15,500
Member of Audit Committee	A$	12,500
US resident member of Audit Committee	US$	9,291
Member of Regulatory and Compliance Committee	A$	12,500
Member of Remuneration Committee	A$	10,000
Member of Nomination and Governance Committee	A$	7,750

The remuneration details of executive and non-executive directors are set out below:

Name	Year	Short-term benefits			Post-employment benefits		Share-based payments	Total	Remuneration consisting of share-based payments
		Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Retirement benefits*	Options and Performance Share Rights		
		$	$	$	$	$	$	$	%
Executive director									
PN Oneile	2006	**1,737,046**	**1,295,529**	**39,105**	**12,413**	**–**	**1,940,261**	**5,024,354**	**38.6%**
	2005	1,213,138	773,750	26,785	11,862	–	1,238,431	3,263,966	37.9%
Non-executive directors									
DJ Simpson	2006	**314,220**	**–**	**–**	**28,280**	**–**	**–**	**342,500**	**0.0%**
	2005	275,229	–	–	24,771	–	–	300,000	0.0%
WM Baker	2006	**177,925**	**–**	**–**	**1,662**	**8,641**	**–**	**188,228**	**0.0%**
	2005	167,815	–	–	1,391	6,392	–	175,598	0.0%
RA Davis	2006	**155,046**	**–**	**–**	**13,954**	**–**	**–**	**169,000**	**0.0%**
	2005	137,615	–	–	12,385	–	–	150,000	0.0%
P Morris	2006	**148,027**	**–**	**–**	**43,797**	**–**	**–**	**191,824**	**0.0%**
	2005	186,261	–	–	1,239	–	–	187,500	0.0%
SAM Pitkin	2006	**163,579**	**–**	**–**	**14,787**	**–**	**–**	**178,366**	**0.0%**
	2005	137,615	–	–	12,385	–	–	150,000	0.0%
AW Steelman	2006	**156,621**	**–**	**–**	**4,120**	**8,198**	**–**	**168,939**	**0.0%**
	2005	143,990	–	–	3,496	6,064	–	153,550	0.0%
Total	2006	**2,852,464**	**1,295,529**	**39,105**	**119,013**	**16,839**	**1,940,261**	**6,263,211**	**31.0%**
	2005	2,261,663	773,750	26,785	67,529	12,456	1,238,431	4,380,614	28.3%

* Represents the Consumer Price Index adjustment to frozen allowances. Refer to section 3.2.

3.2 Retirement allowances for directors

A resolution was passed at the Annual General Meeting in May 2004 to cease retirement allowances for any directors appointed after May 2003. There currently remain two eligible directors who were appointed prior to May 2003 with existing accrued retirement allowances who have had their entitlements frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (All Groups) and may only be paid out when eligible directors actually leave the Board.

4 Executive Remuneration (Audited)

Remuneration is made up of fixed and variable remuneration.

4.1 Fixed remuneration

Executives receive a competitive base salary comprising cash salary, superannuation and other benefits which makes up the 'fixed remuneration' component of their total remuneration package.

Fixed remuneration is reviewed annually against the external market and compared to similar sized roles from a specifically identified peer group of Australian companies (based on market capitalisation) to ensure competitive positioning. The international nature of the Company's operations and the global responsibilities of the executives, in addition to the mix of knowledge, skills, experience and performance are considered when determining remuneration. The onerous probity requirements placed on executives by regulators of the global jurisdictions in which the Company operates are also considered in determining remuneration levels.

Executives have the flexibility and choice to have a combination of benefits including additional superannuation contributions and the provision of a vehicle provided out of their fixed remuneration.

Executives also receive other benefits including salary continuance, trauma, death and disability insurance, financial planning consultation, annual health assessments, the costs of which are included within fixed remuneration. In addition, executives are able to maintain memberships to appropriate professional associations. As appropriate, expatriate executives receive additional support including accommodation allowances, travel and life insurance and taxation advice.

Executives do not receive retirement benefits.

4.2 Variable remuneration

4.2.1 Short-term incentive plan

The short-term incentive plan ensures a clear linkage between reward and returns to shareholders by defining key profit and funds employed targets which need to be achieved. The short-term incentive plan applies to those executives who are able to directly influence the Company's performance and increase value for shareholders. The short-term incentive targets are reviewed annually as part of the remuneration review cycle.

The plan rewards performance against overall Company financial targets, performance against business unit financial targets and performance against individual objectives. A combination of these measures applies to all participants in the plan with each individual's ability to influence Company and business unit performance considered when establishing incentive targets and their respective weightings. These targets are structured so that participants are eligible to receive an incentive payment if the Company or the business unit achieves over 85% of target Net Operating Profit After Tax ('NOPAT') and less than 125% of target Funds Employed/Working Capital on a graduated performance scale. Target short-term incentives vary from 5% to 76% of fixed remuneration depending on the role and seniority of the individual. Typically, senior executives have target short-term incentives of in excess of 20% of fixed remuneration. Financial targets are established following Board review and approval of the annual plan for the following year. The various measures, associated range of weightings and payment thresholds as applied to executive directors and executives are detailed below. Above target incentive payments are provided for performance exceeding target levels.

All incentives require final approval from the Remuneration Committee and the Board prior to payment following any adjustments made at the discretion of the Remuneration Committee and the announcement of the Company's full year results. Actual performance measures, criteria and targets may vary from year to year dependent upon market conditions and other factors which the Board may determine.

Short-term incentive measures	Weighting	Minimum payment	Maximum payment
Financial	30 – 80%	0%	200%
Group – net operating profit after tax and average funds employed			
Business Unit – segment profit and average controllable funds employed			
Non-financial	20 – 70%	0%	150%
Key performance objectives			
Total	**100%**		

4.2.2 Long-term incentive plans

The Company has introduced two new long-term incentive plans since 2004 – the Performance Share Plan and the Performance Option Plan. It is intended that either of these plans, or a combination of the two, will be used to provide key executives with a long-term incentive which aligns their interests with those of shareholders. To date, the Company has only offered participation in the Performance Share Plan.

Both of these plans, together with the Employee Share Option Plan, which has been discontinued, and the General Employee Share Plan are described in more detail below.

4.2.3 Long-term incentive – Performance Share Plan (PSP)

A long-term incentive plan was implemented in 2004 which offered key executives conditional entitlements to ordinary shares which vest, subject to the Company achieving certain performance targets versus a specified comparator group of companies, on completion of the designated performance period. The Performance Share Rights cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange.

Key executives are allocated a certain value of participation ('Participation Value') in the PSP, being a designated percentage of their fixed remuneration. This designated percentage, which ranges from 10% to 75%, is determined based on a combination of each executive's level of responsibility, performance, potential and retention risk. The number of Performance Share Rights to be allocated is then determined based on an assessed value of each Performance Share Right for the purposes of remuneration packaging ('Remuneration Value of a Performance Share Right') at the commencement of the performance period – ie Performance Share Rights issued equals Participation Value/Remuneration Value of a Performance Share Right.

The Remuneration Value of a Performance Share Right is determined by the Board based on an accounting valuation performed by Deloitte Touche Tohmatsu ('Deloitte'), having taken into account the likelihood that vesting conditions will be met. This Remuneration Value of a Performance Share Right will not be equal to the market value of a share at the commencement of the performance period as a result of Performance Share Rights being contingent rights to shares in the future. The Remuneration Value of a Performance Share Right at the commencement of a performance period is influenced by the Company's share price at the date of grant, volatility of the underlying shares, the risk-free rate of return, expected dividend yield, time to maturity and the likelihood that vesting conditions will be met.

At 1 January 2006, the Remuneration Value of a Performance Share Right was determined as $6.01 per share compared with a closing market price of an Aristocrat Leisure Limited share of $12.32.

The comparator group comprises 50 companies of a similar size, based on the market capitalisation of the Company at the start of the performance period, excluding financial services, property trust/investment and resources companies. A participant will be allocated 45% of their offered shares if the Company achieves performance ranked at the 50.1st percentile, and up to 100% of their offered shares at or above the 75th percentile.

The plan is designed to attract, motivate, reward and retain those key executives who can directly influence the long-term success of the Company. The plan has been specifically designed to provide an opportunity for participants to acquire equity in the Company in the form of performance shares upon achievement of the prescribed performance measures. In doing so, the plan reinforces direct alignment between individual performance and reward with the long-term objectives of the Company and delivering sustainable returns to shareholders over a three to five year performance period.

Participation in the plan, performance measures, the designated performance period and the quantity of the Performance Share Rights offered to each participant is determined by the Remuneration Committee and approved by the Board. It is the Company's intention to make offers under this plan annually, or at such other times as are appropriate, subject to the ability of the Company to offer such share plans, future directions in executive variable remuneration, and approval of the Board and shareholders, where applicable. The terms of individual plans may vary from offer to offer.

To date there have been seven offers under this plan:

Series	Grant date	Performance period	Performance measure(s)	Number of Performance Share Rights	Number of participants (at inception)
1A	2 Sep 2004	50% 1 Jan 2004 to 31 Dec 2006	Total Shareholder Return ('TSR') performance against the individual TSRs of the specified comparator group of companies	2,417,446	155
1B		50% 1 Jan 2004 to 31 Dec 2007			
2	21 Dec 2004	1 Jan 2004 to 31 Dec 2006	TSR performance against the individual TSRs of the specified comparator group of companies	380,000	1
3A	1 Jan 2005	1 Jan 2005 to 31 Dec 2007	TSR performance against the individual TSRs of the specified comparator group of companies	26,557	7
3B			Basic Earnings per Share Growth ('EPSG') against the individual EPSGs of the specified comparator group of companies	26,556	7
4A	17 May 2005	1 Jan 2005 to 31 Dec 2007	TSR performance against the individual TSRs of the specified comparator group of companies	34,172	1
4B			Basic EPSG against the individual EPSGs of the specified comparator group of companies	34,171	1
5A	17 Oct 2005	1 Jan 2006 to 31 Dec 2009	TSR performance against the individual TSRs of the specified comparator group of companies	14,149	3
5B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	14,149	3
5C		1 Jan 2006 to 31 Dec 2010	TSR performance against the individual TSRs of the specified comparator group of companies	14,149	3
5D			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	14,148	3
6A	1 Jan 2006	1 Jan 2006 to 31 Dec 2008	TSR performance against the individual TSRs of the specified comparator group of companies	553,130	140
6B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	553,127	140
7A	2 May 2006	1 Jan 2006 to 31 Dec 2008	TSR performance against the individual TSRs of the specified comparator group of companies	99,001	1
7B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	99,002	1

Total Shareholder Return ('TSR') performance against the individual TSRs of a specified comparator group of companies was initially selected as the sole measure for series 1 and 2 of the long-term incentive plan. TSR allows the Company's performance to be objectively assessed against a specified comparator group from the external market. For the 2005 and 2006 plans (series 3 to 7), Earnings per Share Growth ('EPSG') was added as another performance measure following discussions with various shareholder representative groups. Both the TSR and EPSG measures are widely recognised as an effective method of assessing comparable shareholder returns and value creation delivered to the Company's shareholders.

After allowing for lapsed rights relating to employees who have left the Company, there were 3,909,030 (2005: 2,864,366) outstanding Performance Share Rights as at 31 December 2006 issued to 188 (2005: 157) employees.

On 20 February 2007 the Board determined that, based on the Company's TSR performance against the individual TSRs of the specified comparator group over the period 1 January 2004 to 31 December 2006, series 1A and 2 would be allocated in full.

Comparator groups

The comparator group for each series of the PSP is shown below:

Comparator group Series 1 and 2	Comparator group Series 3 and 4	Comparator group Series 5, 6 and 7
Adelaide Brighton	Alinta	ABC Learning
Alinta	Amcor	Alinta
Ansell	Ansell	Amcor
Austar United Communications	APN News & Media	Ansell
Austereo Group	Australand Property Group	APN News & Media
Australian Leisure & Hospitality Group	Australian Gas Light Company	Auckland International Airport
Australand Property Group	AWB	Australian Gas Light Company
Australian Pharmaceuticals Industries	Billabong International	AWB
Australian Pipeline Trust	BlueScope Steel	Billabong International
Baycorp Advantage	Boral	Boral
Brickworks	Brambles Industries	Brambles Industries
Burns Philp & Company	Burns Philp & Company	Burns Philp & Company
Coates Hire	Coca-Cola Amatil	Carter Holt Harvey
Cochlear	Coles Myer	Coca-Cola Amatil
Corporate Express Australia	Computershare	Cochlear
Crane Group	CSL	Coles Myer
David Jones	CSR	Computershare
Downer EDI	Flight Centre International	CSL
Envestra	Foodland Associated	CSR
Futuris Corporation	Foster's Group	DCA Group
GrainCorp	Harvey Norman Holdings	Downer EDI
Gunns	James Hardie Industries N.V.	Fletcher Building
GWA International	John Fairfax Holdings	Foster's Group
Hills Industries	Leighton Holdings	Harvey Norman Holdings
Incitec Pivot	Lend Lease Corporation	James Hardie Industries N.V.
Ion	Lion Nathan	John Fairfax Holdings
McGuigan Simeon Wines	Macquarie Airports	Leighton Holdings
MIA Group	Macquarie Infrastructure Group	Lion Nathan
National Foods	Mayne Group	Macquarie Airports
Novogen	Metcash Trading	Macquarie Infrastructure Group
Nufarm	National Foods	Metcash Trading
OneSteel	OneSteel	News Corporation
Pacifica Group	Orica	Nufarm
Primary Health Care	Pacific Brands	Orica
Ramsay Health Care	PaperlinX	Patrick Corporation
Reece Australia	Patrick Corporation	Publishing and Broadcasting
ResMed	Publishing and Broadcasting	Qantas Airways
Rural Press	Qantas Airways	Rinker Group
Seven Network	ResMed	Rural Press
Sigma Pharmaceutical Company	Rinker Group	Seven Network
Sims Group	Rural Press	Sky City Entertainment Group
Smorgan Steel Group	Sonic Healthcare	Sonic Healthcare
Southern Cross Broadcasting	Southcorp	Tabcorp Holdings
Spotless Group	Tabcorp Holdings	Tattersall's
STW Communications Group	Telecom Corporation of New Zealand	Telecom Corporation of New Zealand
Ten Network Holdings	Ten Network Holdings	Telstra Corporation
The Hills Motorway Group	Toll Holdings	Toll Holdings
Transfield Services	Transurban Group	Transurban Group
UNiTAB	Virgin Blue Holdings	Wesfarmers
West Australian Newspapers	West Australian Newspapers	Woolworths

4.2.4 *Long-term incentive – Performance Option Plan ('POP')*

The POP was approved by shareholders in May 2005. The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's operating performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company.

4.2.5 *Long-term incentive – Employee Share Option Plan ('ESOP')*

The ESOP was approved by shareholders at the November 1998 Annual General Meeting. New issues under this plan were discontinued during 2004 on the introduction of the Performance Share Plan detailed above, however, the plan will remain in place until all options granted prior to its discontinuance are exercised or lapse.

Options were granted under the plan for no consideration and for a five year period. Options were divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively. Employees' entitlements to the options vest as soon as they become exercisable. The options cannot be transferred, have no voting or dividend rights and they are not quoted on the Australian Stock Exchange. The exercise price of the options is based on the weighted average price for all shares in the Company sold on the Australian Stock Exchange during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation or as otherwise determined at the discretion of the Board). Options are exercisable, subject to performance hurdles, under the terms of each option series.

The performance hurdle which must be achieved before the options vest is based on either share price growth or TSR performance. At the time the ESOP was established these measures were considered to be the most appropriate for driving shareholder return and value. The performance hurdle is tested on an on-going basis commencing on the expiry of the minimum holding period. Options vest if one of the following applies:

- the percentage growth in the Company's share price between the date the options were issued and the date of testing is greater than the percentage growth of the ASX 200 accumulation index share price during that period; or
- if the Company's TSR is greater than the ASX 200 accumulation index's TSR.

The Company does not make loans to executives to exercise options. Amounts receivable on the exercise of the options are recognised as share capital if issued or as reserves if purchased under the share trust which was established during 2005 to acquire shares in lieu of obligations under employee share-based remuneration plans.

4.2.6 *General Employee Share Plan (GESP)*

The Company operates an employee share plan, referred to as GESP, which was approved by shareholders at the November 1998 Annual General Meeting. The plan enables eligible employees to gain some equity in the Company through an annual share allocation designed to align the interests of employees with Company objectives and shareholders. The Board determines each year whether offers of qualifying shares will be made. The plan allows for up to a maximum value of A$1,000 of fully paid ordinary shares to be allocated per employee for no cash consideration and is made to all eligible permanent full-time and part-time employees. Participants in this plan are able to receive dividends and exercise voting rights in respect of shares held under the plan, however, shares must not be withdrawn from the plan or disposed until the earlier of three years after issue or the cessation of employment.

The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

During the year, the Company issued 90,455 shares (2005: 109,025) to 1,145 employees (2005: 1,225) in Australia under this plan. Due to tax complexities certain eligible staff located overseas were issued either a deferred bonus of A$1,000 cash or a contingent allocation of an equivalent number of shares (47,212 shares to 638 employees) in lieu of a share allocation under the General Employee Share Plan, subject to their continued employment for a period of three years.

4.3 Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Managing Director and each of the executives who make up the key management personnel group and the other nominated executives* are formalised in service agreements. Key provisions of the agreements relating to remuneration as at 31 December 2006 are set out on below:

Name	**PN Oneile**	**SCM Kelly**	**SJ Parker**	**GS Phillips**	**IH Timmis**	**BJ Yahl**
Position	Chief Executive Officer and Managing Director	Chief Financial Officer	Group General Manager Sales, Marketing and Research & Development	Chief Technology Officer	Group General Manager Business and Strategic Development	Group General Manager Commercial and Legal, Company Secretary
Start date	1 Dec 2003	1 Sep 2003	1 Dec 2002	3 Nov 2003	28 Jul 2003	29 Mar 2004
Contract expiry date	31 Dec 2008	No fixed term	No fixed term	No fixed term	No fixed term	No fixed term
Fixed remuneration (including superannuation and benefits)	A$1,850,000 p.a.	A$603,947 p.a.	A$446,429 p.a.	GBP178,000 p.a.	A$404,773 p.a.	A$594,887 p.a.
Short-term incentive target	A$1,400,000 p.a.	50% of fixed remuneration	A$178,571 p.a.	GBP17,800 p.a.	A$161,909 p.a.	50% of fixed remuneration
Termination benefit (Company initiated)	12 months notice	3 months notice Severance - 9 months remuneration	3 months notice	6 months notice	3 months notice	6 months notice
Termination benefit (employee initiated)	3 months notice	3 months notice	3 months notice	6 months notice	3 months notice	3 months notice

Terms of employment and other details of the other nominated executive* are set out below:

Name	**WP Jowett**
Position	Executive General Manager Australasia
Start date	27 Apr 1987
Contract expiry date	No fixed term
Fixed remuneration (including superannuation and benefits)	A$493,210 p.a.
Short-term incentive target	A$197,284 p.a.
Termination benefit (Company initiated)	3 months notice. Severance - 12 months remuneration
Termination benefit (employee initiated)	3 months notice

* Within the definition of section 300A(1)(c) of the *Corporations Act 2001*

4.4 Details of executive remuneration

Remuneration details of executive key management personnel and other nominated executives of the consolidated entity, including their personally related entities, are set out below:

Name	Year	Short-term benefits			Post-employment benefits	Share-based payments*	Total	Remuneration consisting of share-based payments
		Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Options and Performance Share Rights		
		$	$	$	$	$	$	%
Executive key management personnel								
SCM Kelly	2006	563,420	345,060	16,021	12,413	556,415	1,493,329	37.3%
	2005	523,138	499,543	13,404	11,862	604,264	1,652,211	36.6%
SJ Parker	2006	360,288	181,340	9,327	30,671	256,068	837,694	30.6%
	2005	318,349	243,911	8,951	28,651	179,097	778,959	23.0%
GS Phillips	2006	382,467	41,546	9,967	32,841	274,826	741,647	37.1%
	2005	353,760	66,443	9,662	31,838	225,550	687,253	32.8%
IH Timmis	2006	326,776	141,295	44,391	29,410	252,412	794,284	31.8%
	2005	309,174	202,393	41,091	27,826	155,533	736,017	21.1%
BJ Yahl	2006	525,858	295,267	26,501	47,327	254,746	1,149,699	22.2%
	2005	488,073	483,198	6,873	43,927	112,366	1,134,437	9.9%
Other nominated executives**								
MG Issacs***	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2005	355,414	306,684	192,658	–	193,444	1,048,200	18.5%
WP Jowett	2006	400,736	229,828	50,015	36,066	312,547	1,029,192	30.4%
	2005	370,099	294,669	45,901	33,309	210,384	954,362	22.0%
Total	2006	2,559,545	1,234,336	156,222	188,728	1,907,014	6,045,845	31.5%
	2005	2,718,007	2,096,841	318,540	177,413	1,680,638	6,991,439	24.0%

* Share-based payments includes shares to the value of A$1,000 allocated under the General Employee Share Plan ("GESP").

** Within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

*** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for the year ended 31 December 2006.

4.5 Cash bonuses, options and Performance Share Rights

Details of cash bonuses paid and options and Performance Share Rights vested of executive key management personnel and other nominated executives for the year ended 31 December 2006 are set out below:

Name	Year	Bonuses*		Options		Performance Share Rights**	
		Payable	Forfeited	Vested	Forfeited	Vested	Forfeited
Executive director							
PN Oneile	**2006**	**58.8%**	**41.2%**	**n/a**	**n/a**	**0.0%**	**0.0%**
	2005	100.0%	0.0%	n/a	n/a	0.0%	0.0%
Executive key management personnel							
SCM Kelly	**2006**	**61.8%**	**38.2%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
	2005	98.4%	1.6%	100.0%	0.0%	0.0%	0.0%
SJ Parker	**2006**	**60.1%**	**39.9%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
		93.5%	6.5%	100.0%	0.0%	0.0%	0.0%
GS Phillips	**2006**	**50.4%**	**49.6%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
	2005	90.3%	9.7%	100.0%	0.0%	0.0%	0.0%
IH Timmis	**2006**	**47.2%**	**52.8%**	**n/a**	**n/a**	**0.0%**	**0.0%**
	2005	93.5%	6.5%	n/a	n/a	0.0%	0.0%
BJ Yahl	**2006**	**53.7%**	**46.3%**	**n/a**	**n/a**	**0.0%**	**0.0%**
	2005	96.8%	3.2%	n/a	n/a	0.0%	0.0%
Other nominated executives* **							
MG Isaacs****	**2006**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**
	2005	94.7%	5.3%	100.0%	0.0%	0.0%	0.0%
WP Jowett	**2006**	**61.3%**	**38.7%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
	2005	87.2%	12.8%	100.0%	0.0%	0.0%	0.0%

* Bonuses are accrued in the financial year to which they relate and are paid in the first quarter of the following financial year.

** No Performance Share Rights vested or lapsed during the years ended 31 December 2005 or 31 December 2006. On 20 February 2007, the Board determined that, based on the Company's TSR performance against the individual TSRs of the specified comparator group over the period 1 January 2004 to 31 December 2006, series 1A and 2 would be allocated in full. These will be shown as vested in the 2007 Remuneration Report.

*** Within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

**** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for year ended 31 December 2006.

4.6 Performance Share Rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the year by any executive director, key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

31 Dec 2006	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 Dec 2005	Granted during the year as remuneration	Balance as at 31 Dec 2006
Executive director						
PN Oneile	2*	31 Dec 2006	$8.68	380,000	–	380,000
	4	31 Dec 2007	$6.10	68,343	–	68,343
	7A	31 Dec 2008	$8.18	–	99,001	99,001
	7B	31 Dec 2008	$13.09	–	99,002	99,002
Executive key management personnel						
SCM Kelly	4	31 Dec 2007	$6.10	21,707	–	21,707
	6A	31 Dec 2008	$6.01	–	25,123	25,123
	6B	31 Dec 2008	$11.25	–	25,122	25,122
SJ Parker	1A*	31 Dec 2006	$6.45	38,166	–	38,166
	1B	31 Dec 2007	$6.25	38,165	–	38,165
	6A	31 Dec 2008	$6.01	–	16,138	16,138
	6B	31 Dec 2008	$11.25	–	16,137	16,137
GS Phillips	1A*	31 Dec 2006	$6.45	41,572	–	41,572
	1B	31 Dec 2007	$6.25	41,572	–	41,572
	6A	31 Dec 2008	$6.01	–	13,920	13,920
	6B	31 Dec 2008	$11.25	–	13,920	13,920
IH Timmis	1A*	31 Dec 2006	$6.45	41,628	–	41,628
	1B	31 Dec 2007	$6.25	41,627	–	41,627
	6A	31 Dec 2008	$6.01	–	16,838	16,838
	6B	31 Dec 2008	$11.25	–	16,837	16,837
BJ Yahl	1A*	31 Dec 2006	$6.45	30,000	–	30,000
	1B	31 Dec 2007	$6.25	30,000	–	30,000
	6A	31 Dec 2008	$6.01	–	24,746	24,746
	6B	31 Dec 2008	$11.25	–	24,746	24,746
Other nominated executive**						
WP Jowett	1A*	31 Dec 2006	$6.45	46,593	–	46,593
	1B	31 Dec 2007	$6.25	46,593	–	46,593
	6A	31 Dec 2008	$6.01	–	20,516	20,516
	6B	31 Dec 2008	$11.25	–	20,516	20,516

31 Dec 2005	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 Dec 2004	Granted during the year as remuneration	Balance as at 31 Dec 2005
Executive director						
PN Oneile	2	31 Dec 2006	$8.68	380,000	–	380,000
	4	31 Dec 2007	$6.10	–	68,343	68,343
Executive key management personnel						
SCM Kelly	4	31 Dec 2007	$6.10	–	21,707	21,707
SJ Parker	1A	31 Dec 2006	$6.45	38,166	–	38,166
	1B	31 Dec 2007	$6.25	38,165	–	38,165
GS Phillips	1A	31 Dec 2006	$6.45	41,572	–	41,572
	1B	31 Dec 2007	$6.25	41,572	–	41,572
IH Timmis	1A	31 Dec 2006	$6.45	41,628	–	41,628
	1B	31 Dec 2007	$6.25	41,627	–	41,627
BJ Yahl	1A	31 Dec 2006	$6.45	30,000	–	30,000
	1B	31 Dec 2007	$6.25	30,000	–	30,000
Other nominated executives**						
MG Isaacs***	1A	31 Dec 2006	$6.45	42,297	–	42,297
	1B	31 Dec 2007	$6.25	42,297	–	42,297
WP Jowett	1A	31 Dec 2006	$6.45	46,593	–	46,593
	1B	31 Dec 2007	$6.25	46,593	–	46,593

* No Performance Share Rights vested or lapsed during the years ended 31 December 2005 or 31 December 2006. On 20 February 2007 the Board determined that, based on the Company's TSR performance against the individual TSRs of the specified comparator group over the period 1 January 2004 to 31 December 2006, series 1A and 2 would be allocated in full.

** Within the definition of section 300A(1)(g) of the Corporations Act 2001.

*** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for the year ended 31 December 2006.

4.6.1 *Accounting valuation of Performance Share Rights*

An independent accounting valuation for each tranche of Performance Share Rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte has used a Total Shareholder Return model ('TSR') and an Earnings Per Share Growth ('EPSG') model. These models are described below.

TSR model

Deloitte has developed a Monte-Carlo Simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the shares. This pricing model takes into account factors such as the Company's share price at the date of grant, volatility of the underlying shares, the risk-free rate of return, expected dividend yield and the likelihood that vesting conditions will be met. The accounting valuation of rights issued is allocated equally over the vesting period.

EPSG model

The Black-Scholes Generalised model was used to determine the fair value of Performance Share Rights which incorporates the impact of the earnings per share performance condition. This pricing model takes into account factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying share price, the risk-free rate of return, expected dividend yield and time to maturity. The accounting valuation of rights issued is allocated over the vesting period so as to take into account the actual level of vesting over the performance period.

For the purposes of remuneration packaging, the TSR accounting valuation as at the commencement of the performance period is adopted for determining the total number of Performance Share Rights to be allocated as this valuation is considered to best reflect the fair value of Performance Share Rights to each executive at that time. The requirements of Accounting Standard AASB 2 *Share-based Payment* in relation to the treatment of non-market vesting conditions such as EPSG and share-based remuneration requiring shareholder approval results in accounting expense and disclosures differing from the value allocated for the purposes of remuneration packaging.

4.7 Options provided as remuneration and option holdings

No options were issued during the year.

There were 1,205,000 (2005: 2,888,000) outstanding options as at 31 December 2006, representing 0.26% (2005: 0.61%) of the issued share capital at that date.

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel or other nominated executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

31 Dec 2006	Notes	Series	Expiry date	Exercise price*	Balance as at 31 Dec 2005	Exercised during the year	Balance as at 31 Dec 2006	Vested during the year	Fair value at exercise date $	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	1	29B	1 Sep 2008	$1.9503	125,000	125,000	–	125,000	1,593,750	–
	2	29C	1 Sep 2008	$2.4503	125,000	–	125,000	–	–	–
	3	29D	1 Sep 2008	$2.9503	125,000	–	125,000	–	–	–
	4	31A	1 Sep 2009	$6.7016	125,000	–	125,000	–	–	125,000
	1	31B	1 Sep 2009	$7.2016	125,000	–	125,000	–	–	–
	2	31C	1 Sep 2009	$7.7016	125,000	–	125,000	–	–	–
	3	31D	1 Sep 2009	$8.2016	125,000	–	125,000	–	–	–
SJ Parker	5	28	26 Aug 2008	$1.3497	150,000	50,000	100,000	50,000	637,500	–
GS Phillips	5	30	3 Nov 2008	$2.2177	150,000	50,000	100,000	50,000	677,000	–
Other nominated executives**										
WP Jowett	5	26	7 Mar 2007	$5.7431	25,000	25,000	–	25,000	322,875	–
	5	28	26 Aug 2008	$1.3497	150,000	50,000	100,000	50,000	638,500	–

* The option exercise price has been adjusted for the 21 cent capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was 21 cents higher than shown above.

** Within the definition of section 300A(1)(c) of the Corporations Act 2001.

Notes to the table:

1 *Options are exercisable 30 months after grant date.*

2 *Options are exercisable 42 months after grant date.*

3 *Options are exercisable 54 months after grant date.*

4 *Options are exercisable 18 months after grant date.*

5 *Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.*

31 Dec 2005	Notes	Series	Expiry Date	Exercise price*	Balance as at 31 Dec 2004	Exercised during the year	Balance as at 31 Dec 2005	Vested during the year	Fair value at exercise date $	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	4	29A	1 Sept 2008	$1.4503	125,000	125,000	–	125,000	1,132,463	–
	1	29B	1 Sept 2008	$1.9503	125,000	–	125,000	–	–	–
	2	29C	1 Sept 2008	$2.4503	125,000	–	125,000	–	–	–
	3	29D	1 Sept 2008	$2.9503	125,000	–	125,000	–	–	–
	4	31A	1 Sept 2009	$6.7016	125,000	–	125,000	–	–	–
	1	31B	1 Sept 2009	$7.2016	125,000	–	125,000	–	–	–
	2	31C	1 Sept 2009	$7.7016	125,000	–	125,000	–	–	–
	3	31D	1 Sept 2009	$8.2016	125,000	–	125,000	–	–	–
SJ Parker	5	28	26 Aug 2008	$1.3497	200,000	50,000	150,000	50,000	480,015	–
GS Phillips	5	30	3 Nov 2008	$2.2177	200,000	50,000	150,000	50,000	423,615	–
Other nominated executives**										
MG Issacs***	5	28	26 Aug 2008	$1.3497	200,000	50,000	150,000	50,000	480,015	–
	5	26	7 Mar 2007	$5.7431	37,500	25,000	12,500	12,500	140,423	–
WP Jowett	5	18	19 Feb 2006	$5.4124	100,000	100,000	–	25,000	541,010	–
	5	26	7 Mar 2007	$5.7431	50,000	25,000	25,000	12,500	161,673	12,500
	5	28	26 Aug 2008	$1.3497	200,000	50,000	150,000	50,000	450,515	–

* The option exercise price has been adjusted for the 21 cent capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was 21 cents higher than shown above.

** Within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

*** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for the year ended 31 December 2006.

Notes to the table:

1 Options are exercisable 30 months after grant date.

2 Options are exercisable 42 months after grant date.

3 Options are exercisable 54 months after grant date.

4 Options are exercisable 18 months after grant date.

5 Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.

4.7.1 Valuation of options

An independent valuation of each tranche of options at their respective grant date has been performed by Deloitte. In undertaking the valuation of the options, Deloitte has used a TSR model, a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a 'Barrier' model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that this model is more appropriate than the Black-Scholes or Binomial models for valuing this type of option. This pricing model takes into account factors such as the Company's share price at the date of the grant, volatility of the underlying share price, the risk-free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date. Details of the ESOP including grant dates and vesting conditions are set out in Note 32 of the Financial Statements.

4.8 General Employee Share Plan provided as remuneration

The numbers of shares held under the GESP during the year ended 31 December 2006, and the comparative year, by any of the key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

	Balance as at 31 Dec 2005	Shares issued/granted during the year	Shares vested during the year	Balance as at 31 Dec 2006
Executive key management personnel				
SCM Kelly	352	79	–	431
SJ Parker	951	79	(599)	431
GS Phillips*	263	74	–	337
IH Timmis	352	79	–	431
BJ Yahl	89	79	–	168
Other nominated executives**				
WP Jowett	951	79	(599)	431

	Balance as at 31 Dec 2004	Shares issued during the year	Shares vested during the year	Balance as at 31 Dec 2005
Executive key management personnel				
SCM Kelly	263	89	–	352
SJ Parker	862	89	–	951
GS Phillips	263	–	–	263
IH Timmis	263	89	–	352
BJ Yahl	–	89	–	89
Other nominated executives**				
MG Isaacs***	1,028	–	(166)	862
WP Jowett	1,028	89	(166)	951

* As an overseas employee, GS Phillips was granted a contingent right to 74 shares during the year in lieu of a share allocation under the General Employee Share Plan, subject to continued employment for a period of three years.

** Within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

*** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for the year ended 31 December 2006.

5 **Shareholdings (Audited)**

The numbers of shares (excluding those unvested under the GESP and the PSP) in the Company held during the year ended 31 December 2006, and the comparative year, by each director and executive key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual director or executive and any entity under the joint or several control of the individual director or executive they are shown as 'beneficially held'. Shares held by those who are defined by AASB 124 *'Related Party Disclosures'* as close members of the family of the individual director or executive are shown as 'non beneficially held'.

	Type	Balance as at 31 Dec 2005	Options exercised	Net changes during the year	Balance as at 31 Dec 2006
Executive director					
PN Oneile	Beneficially held	–	–	–	–
	Non-beneficially held	6,000	–	–	6,000
Non-executive directors					
DJ Simpson	Beneficially held	106,000	–	–	106,000
	Non-beneficially held	–	–	–	–
WM Baker	Beneficially held	4,700	–	–	4,700
	Non-beneficially held	–	–	–	–
RA Davis	Beneficially held	1,200	–	2,249	3,449
	Non-beneficially held	–	–	–	–
P Morris	Beneficially held	12,560	–	658	13,218
	Non-beneficially held	–	–	–	–
SAM Pitkin	Beneficially held	6,000	–	1,572	7,572
	Non-beneficially held	–	–	–	–
AW Steelman	Beneficially held	16,000	–	–	16,000
	Non-beneficially held	4,505	–	–	4,505
Executive key management personnel					
SCM Kelly	Beneficially held	200,000	125,000	–	325,000
	Non-beneficially held	–	–	–	–
SJ Parker	Beneficially held	50,000	50,000	(19,401)	80,599
	Non-beneficially held	–	–	–	–
GS Phillips	Beneficially held	169,867	50,000	(116,666)	103,201
	Non-beneficially held	–	–	–	–
IH Timmis	Beneficially held	–	–	–	–
	Non-beneficially held	–	–	–	–
BJ Yahl	Beneficially held	–	–	–	–
	Non-beneficially held	–	–	–	–

	Type	Balance as at 31 Dec 2004	Options exercised	Net changes during the year	Balance as at 31 Dec 2005
Executive director					
PN Oneile	Beneficially held	–	–	–	–
	Non-beneficially held	6,000	–	–	6,000
Non-executive directors					
DJ Simpson	Beneficially held	106,000	–	–	106,000
	Non-beneficially held	17,000	–	(17,000)	–
WM Baker	Beneficially held	–	–	4,700	4,700
	Non-beneficially held	–	–	–	–
RA Davis	Beneficially held	–	–	1,200	1,200
	Non-beneficially held	–	–	–	–
P Morris	Beneficially held	8,680	–	3,880	12,560
	Non-beneficially held	–	–	–	–
SAM Pitkin	Beneficially held	–	–	6,000	6,000
	Non-beneficially held	–	–	–	–
AW Steelman	Beneficially held	10,000	–	6,000	16,000
	Non-beneficially held	–	–	4,505	4,505
Executive key management personnel					
SCM Kelly	Beneficially held	75,000	125,000	–	200,000
	Non-beneficially held	–	–	–	–
SJ Parker	Beneficially held	–	50,000	–	50,000
	Non-beneficially held	–	–	–	–
GS Phillips	Beneficially held	119,687	50,000	–	169,687
	Non-beneficially held	–	–	–	–
IH Timmis	Beneficially held	–	–	–	–
	Non-beneficially held	–	–	–	–
BJ Yahl	Beneficially held	–	–	–	–
	Non-beneficially held	–	–	–	–

Shareholdings of directors and executive key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Directors and executive key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

5.1 Loans to directors and executive key management personnel

No directors or executive key management personnel held any loans with the Company during the financial year.

5.2 Other transactions with directors and executive key management personnel

Refer to Note 35 of the Financial Statements for details of related party transactions with directors and executive key management personnel.

6 Indemnity of officers

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a director, secretary or executive officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company maintains a Directors and Officers' insurance policy, the premium paid and the terms of cover secured by that premium are confidential.

Five Year Summary

12 months ended 31 December		2006	2005	2004	2003 (i)	2002 (i)
$'000 (except where indicated)						
Profit and loss items						
Revenue from operating activities (ii)		1,074,534	1,286,323	1,132,854	995,226	976,462
EBITDA		**366,707**	398,111	265,914	(39,352)	174,032
Depreciation and amortisation		**31,415**	39,735	35,901	44,675	36,856
EBIT		**335,292**	358,376	230,013	(84,027)	137,176
Net interest revenue / (expense)		**(2,364)**	5,571	(4,555)	(15,768)	(16,933)
Profit / (loss) from ordinary activities before income tax expense		**332,928**	363,947	225,458	(99,795)	120,243
Income tax expense		**92,873**	119,626	83,286	6,245	40,148
Profit / (loss) from ordinary activities after income tax expense		**240,055**	244,321	142,172	(106,040)	80,095
Minority interests		**(1,057)**	–	–	–	108
Net profit attributable to members of Aristocrat Leisure Limited		**238,998**	244,321	142,172	(106,040)	80,203
Total dividends paid – parent entity only		**149,947**	66,746	33,210	43,477	54,731
Balance sheet items						
Contributed equity		**53,633**	88,240	282,449	265,733	246,020
Reserves		**(85,131)**	(41,928)	(34,391)	(70,091)	8,834
Retained earnings		**395,420**	305,245	126,430	23,036	143,207
Minority interest		**1,047**	–	–	–	–
Total equity		**364,969**	351,557	374,488	218,678	398,061
Cash and cash equivalents		**123,496**	359,532	285,973	103,993	70,291
Other current assets		**288,321**	378,966	305,103	327,661	574,215
Property, plant and equipment		**117,846**	116,455	117,462	109,496	135,010
Intangible assets		**146,392**	76,183	72,636	70,640	254,601
Other non-current assets		**201,907**	136,284	127,221	120,297	136,430
Total assets		**877,962**	1,067,420	908,395	732,087	1,170,547
Current payables and other liabilities		**209,547**	354,294	225,106	233,402	295,106
Current borrowings		**–**	175,808	166,383	1,375	8,856
Current tax liabilities and provisions		**71,191**	116,798	81,944	55,338	59,511
Non-current borrowings		**164,287**	–	–	172,844	353,522
Non-current provisions		**20,039**	18,292	19,401	17,292	5,340
Other non-current liabilities		**47,929**	50,671	41,073	33,158	50,151
Total liabilities		**512,993**	715,863	533,907	513,409	772,486
Net assets		**364,969**	351,557	374,488	218,678	398,061
Other information						
Employees at year end	Number	**2,282**	2,140	2,080	2,039	2,408
Return on Aristocrat shareholders' equity	%	**65.5**	69.5	38.0	(48.5)	20.1
Basic earnings per share	Cents	**51.2**	51.4	29.9	(22.9)	17.7
Net tangible assets per share	$	**0.47**	0.59	0.63	0.31	0.31
Total dividends per share – ordinary	Cents	**36**	30	8	6	12
Dividend payout ratio	%	**70.7**	58.7	27.3	(26.2)	68.1
Issued shares at year end	'000	**467,713**	470,536	476,898	470,226	456,271
Net (cash) / debt (iii)	$'000	**40,791**	(183,724)	(119,590)	70,226	292,087
Net cash (debt) / equity	%	**(11.2)**	52.3	31.9	(32.1)	(73.4)

(i) Comparative years 2003 and 2002 have been prepared under previous AGAAP and have not been amended for the adoption of AIFRS.
(ii) Revenue from operating activities as per Note 5 to the Financial Statements.
(iii) Current and non-current borrowings, net of cash and cash equivalents.

Financial statements

for the year ended 31 December 2006

This financial report covers both Aristocrat Leisure Limited as an individual entity and the consolidated entity consisting of Aristocrat Leisure Limited and its subsidiaries. The financial report is presented in the Australian currency.

Aristocrat Leisure Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia

A description of the nature of the consolidated Group's operations and its principal activities is included in the management discussion and analysis report and in the directors' report, both of which are not part of this financial report. The financial report was authorised for issue by the directors on 20 February 2007. The Company has the power to amend and reissue the financial report.

Through the use of the internet, the Company ensures that its corporate reporting is timely, complete and available globally at minimum cost to the Group. All press releases, financial reports, and other information are available in the investor information section on our website: www.aristocratgaming.com

Income statements
for the year ended 31 December 2006

		Consolidated		Parent entity	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
Revenue from operating activities	5	1,074,534	1,296,323	-	-
Cost of revenue from operating activities		(431,599)	(616,403)	-	-
Gross profit		642,935	679,920	-	-
Other revenue and other income	5	20,176	20,712	108,346	101,974
Research and development costs		(95,206)	(65,776)	-	-
Sales and marketing costs		(95,713)	(129,939)	-	-
General and administration costs		(125,354)	(129,738)	(1,216)	(1,155)
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	5	(5,975)	-	-	-
Finance costs		(15,085)	(11,236)	(7,696)	(9,805)
Share of net profits of jointly controlled entity	30	7,150	-	-	-
Profit from ordinary activities before income tax expense		332,928	363,947	99,435	91,014
Income tax credit / (expense)	6	(92,873)	(119,626)	17	(136)
Profit from ordinary activities after income tax expense		240,055	244,321	99,452	90,878
Profit attributable to minority interest	23	(1,057)	-	-	-
Net profit attributable to members of Aristocrat Leisure Limited		238,998	244,321	99,452	90,878
Earnings per share for profit attributable to the ordinary equity holders of the Company					
		Cents	Cents		
Basic earnings per share	36	51.2	51.4		
Diluted earnings per share	36	50.9	51.1		

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current assets					
Cash and cash equivalents	8	**123,496**	359,532	**30**	10
Receivables	9	**204,416**	285,056	**63,200**	78,514
Inventories	10	**69,902**	82,398	**-**	-
Financial assets	11	**7,606**	7,558	**-**	-
Other assets	12	**1,797**	2,164	**-**	-
Tax assets		**-**	1,790	**-**	-
		407,217	738,498	**63,230**	78,524
Non-current assets classified as held for sale	13	**4,600**	-	**-**	-
Total current assets		**411,817**	738,498	**63,230**	78,524
Non-current assets					
Receivables	9	**53,613**	61,253	**86,608**	335,232
Financial assets	11	**106,088**	12,187	**21,649**	13,190
Property, plant and equipment	14	**117,846**	116,455	**-**	-
Deferred tax assets	15	**42,206**	62,844	**1,033**	1,728
Intangible assets	16	**146,392**	76,183	**-**	-
Total non-current assets		**466,145**	328,922	**109,290**	350,150
Total assets		**877,962**	1,067,420	**172,520**	428,674
Current liabilities					
Payables	17	**190,429**	322,527	**3,479**	735
Borrowings	18	**-**	175,808	**-**	175,808
Current tax liabilities		**46,417**	88,886	**49,794**	64,510
Provisions	19	**24,774**	27,912	**-**	-
Other liabilities	20	**19,118**	31,767	**-**	-
Total current liabilities		**280,738**	646,900	**53,273**	241,053
Non-current liabilities					
Borrowings	18	**164,287**	-	**-**	-
Provisions	19	**20,039**	18,292	**-**	-
Other liabilities	20	**47,929**	50,671	**-**	-
Total non-current liabilities		**232,255**	68,963	**-**	-
Total liabilities		**512,993**	715,863	**53,273**	241,053
Net assets		**364,969**	351,557	**119,247**	187,621
Equity					
Contributed equity	21	**53,633**	88,240	**53,633**	88,240
Reserves	22(a)	**(85,131)**	(41,928)	**37,355**	20,627
Retained earnings	22(b)	**395,420**	305,245	**28,259**	78,754
Parent entity interest		**363,922**	351,557	**119,247**	187,621
Minority interest	23	**1,047**	-	**-**	-
Total equity		**364,969**	351,557	**119,247**	187,621

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Total equity at the beginning of the financial year		**351,557**	374,488	**187,621**	344,089
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		**–**	(731)	**–**	(731)
Restated total equity at the beginning of the financial year		**351,557**	373,757	**187,621**	343,358
Net movement in foreign currency translation reserve	22(ii)	**2,468**	(2,762)	**–**	–
Other		**–**	(116)	**–**	–
Changes in fair value of available-for-sale financial assets	22(v)	**(4,303)**	–	**–**	–
Net income recognised directly in equity		**(1,835)**	(2,878)	**–**	–
Profit for the financial year		**240,055**	244,321	**99,452**	90,878
Total recognised income and expense for the financial year		**238,220**	241,443	**99,452**	90,878
Transactions with equity holders in their capacity as equity holders					
Issues of ordinary shares for no consideration during the year under the General Employee Share Plan	21	**–**	1,213	**–**	1,213
Proceeds from issue and exercise of options under the Employee Share Option Plan	21	**–**	12,461	**–**	12,461
Transfer to share-based payments reserve	21	**–**	(5,091)	**–**	(5,091)
Shares bought back on-market and cancelled (including transaction costs)	21	**(34,607)**	(102,393)	**(34,607)**	(102,393)
Capital return (including transaction costs)	21	**–**	(100,399)	**–**	(100,399)
		(34,607)	(194,209)	**(34,607)**	(194,209)
Net movement in share-based payments reserve	22(iii)	**18,566**	16,762	**16,728**	14,340
Net movement in share-based payments trust reserve	22(iv)	**(59,934)**	(19,470)	**–**	–
Equity dividends	7	**(148,823)**	(66,746)	**(149,947)**	(66,746)
Dividend paid to minority shareholder	23	**(508)**	–	**–**	–
Shareholders' equity attributable to minority interest on partial sale of subsidiary	23	**456**	–	**–**	–
Net movement in reserves attributable to minority interest	23	**42**	–	**–**	–
		(224,808)	(263,643)	**(167,826)**	(246,615)
Total equity at the end of the financial year		**364,969**	351,557	**119,247**	187,621
Total recognised income and expense for the financial year is attributable to:					
Members of Aristocrat Leisure Limited		**237,238**	241,443	**99,452**	90,878
Minority interest		**982**	–	**–**	–
		238,220	241,443	**99,452**	90,878

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		1,264,880	1,345,022	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(944,952)	(893,627)	(32)	-
		319,928	451,395	(32)	-
Other income	5	617	1,133	-	7
Interest received		11,295	16,807	8,346	9,676
Finance costs		(11,713)	(10,241)	(4,395)	(8,562)
Income taxes paid		(115,355)	(65,941)	-	-
Net cash inflow from operating activities	37	204,772	393,153	3,919	1,121
Cash flows from investing activities					
Payments for purchase of controlled entity net of cash acquired	29(b)	(70,620)	-	-	-
Payments for property, plant and equipment		(35,319)	(35,514)	-	-
Payment for investment in jointly controlled entity	30(a)	(59,639)	-	-	-
Payment for available-for-sale financial assets		(23,217)	-	-	-
Payments for patents, trademarks and computer software		(2,386)	(3,293)	-	-
Loan to non-related party		(8,984)	-	-	-
Loans from related parties		-	-	343,583	249,773
Proceeds from sale of share in subsidiary	28	8,217	-	-	-
Repayment from loan to non-related party		487	-	-	-
Proceeds from sale of property, plant and equipment		1,044	1,886	-	-
Net cash inflow / (outflow) from investing activities		(190,417)	(36,921)	343,583	249,773
Cash flows from financing activities					
Proceeds from issue and exercise of options under the Employee Share Option Plan	32(d)	7,125	15,211	7,125	15,211
Shares purchased by trust	22(iv)	(55,980)	(25,991)	-	-
Payment for shares bought back		(34,592)	(102,393)	(34,592)	(102,393)
Payments for capital return		-	(100,445)	-	(100,445)
Repayment of borrowings		(210,069)	(100)	(170,068)	-
Proceeds from borrowings		204,287	-	-	-
Dividend paid to minority interest in subsidiaries	23	(508)	-	-	-
Dividends paid	7	(148,823)	(66,746)	(149,947)	(66,746)
Net cash (outflow) from financing activities		(238,560)	(280,464)	(347,482)	(254,373)
Net increase / (decrease) in cash and cash equivalents held		(224,205)	75,768	20	(3,479)
Cash and cash equivalents at the beginning of the financial year		359,532	285,973	10	3,489
Effects of exchange rate changes on cash and cash equivalents		(11,831)	(2,209)	-	-
Cash and cash equivalents at the end of the financial year	8	123,496	359,532	30	10
Financing arrangements	18				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Aristocrat Leisure Limited as an individual entity and the consolidated entity consisting of Aristocrat Leisure Limited and its subsidiaries ('Group').

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRS ensures that the consolidated financial statements and notes of Aristocrat Leisure Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation*.

Early adoption of standard

The Group elected to apply AASB 119 *Employee Benefits* (issued in December 2004) to the reporting periods beginning 1 January 2005.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and for property, plant and equipment which have been measured at deemed cost.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles of consolidation

(i) Historical cost convention

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Aristocrat Leisure Limited ('Company' or 'parent entity') as at 31 December 2006 and the results of all subsidiaries for the year then ended. Aristocrat Leisure Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Refer to Note 1(i).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Note 1. Summary of significant accounting policies *continued*

(b) Principles of consolidation *continued*

(ii) Associates *continued*

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Jointly controlled entities

The interest in a jointly controlled entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the jointly controlled entity is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the jointly controlled entity and transactions with the entity are eliminated to the extent of the Group's ownership interest until such time as they are realised by the jointly controlled entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Aristocrat Leisure Limited's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, settlement discounts and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Revenue from the sale of goods

Platform / machine sales

Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the customer, and it is probable that future economic benefits will flow to the Group.

Value Added Customer Agreements

Revenue arising from Value Added Customer Agreements (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and games, and for other items including conversions, only as the long-term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

Value Added Service Agreements

Revenue arising from Value Added Service Agreements (VASA) where gaming machines and games are licensed to customers for extended periods and a service fee is payable over the term of the contract for warranty conversions to ensure product performance on or at above the agreed level, is recognised on delivery in the case of gaming machines and games, and over the term of the contract on a straight line basis for the service fee provided for warranty conversions. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

Long-term contracts

Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(ii) Revenue from gaming operations and services

Participation revenue

Participation revenue is where the consolidated entity's owned machines are placed directly by the consolidated entity or indirectly through a licensed operator in venues in return for a fee per day which can either be fixed or performance based. The amount of revenue recognised is calculated by either i) multiplying a daily fee by the total number of days the machine has been operating on the venue floor in the reporting period or ii) an agreed fee based upon a percentage of turnover of participating machines.

Rental

Rental income from operating leases is recognised on a straight-line basis over the term of the operating lease contract.

Service revenue

Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised evenly over the period of the service agreement.

Revenue in advance

Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted for changes in deferred tax assets and liabilities, current income tax of prior years, unused tax losses and unused tax credits. Deferred tax assets and liabilities are attributable to temporary differences which arise when there is a difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or loss or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses and unused tax credits only if it is probable that future taxable amounts will be available to utilise those temporary differences, losses and tax credits.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised directly in equity.

Note 1. Summary of significant accounting policies *continued*

(f) Income tax *continued*

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

(g) Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 January 2004.

The head entity, Aristocrat Leisure Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured by applying a group allocation approach, which uses a combination between the 'stand alone tax payer' and 'separate tax payer within a group' approach as described in UIG1052 *Tax Consolidation Accounting*.

In addition to its own current and deferred tax amounts, Aristocrat Leisure Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreement with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 6.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(i) Business combinations

The purchase method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(t)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ('cash-generating units').

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Any bank overdrafts will be shown within borrowings in current liabilities on the balance sheet.

(l) Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

(m) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(n) Intellectual property rights

A controlled entity has entered into an agreement to purchase intellectual property rights in the form of licence tags to certain technology relating to cashless gaming systems in the United States. Those rights are capitalised and subsequently expensed as and when the licence tags are consumed.

(o) Non-current assets held for sale

Non-current assets classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

(p) Investments and other financial assets

From 1 January 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Note 1. Summary of significant accounting policies *continued*

(p) Investments and other financial assets *continued*

(iv) Available-for-sale financial assets *continued*

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(q) Derivatives

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(r) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement and for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(s) Property, plant and equipment

All property, plant and equipment is stated at deemed cost less depreciation. Deemed cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains / losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated remaining useful lives, as follows:

– Buildings	40 years
– Leasehold improvements	2 – 10 years
– Plant and equipment	2 – 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (refer to Note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(t) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each region of operation by each primary reporting segment. Refer to Note 16.

(ii) Computer technology

Computer technology has a finite useful life and is carried at cost less accumulated amortisation and impaired losses. Computer technology acquired through a business combination is measured at fair value at acquisition date. Amortisation is calculated using the straight-line method to allocate the value of computer technology over its estimated useful life, which vary from 3 to 10 years.

(iii) Trademarks and licences

Trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives, which vary from 3 to 12 years.

Note 1. Summary of significant accounting policies *continued*

(t) Intangible assets *continued*

(iv) Research and development

Research expenditure is expensed as incurred.

An intangible asset arising from development expenditure is only recognised when all of the recognition criteria can be demonstrated. The recognition criteria for the development activity are:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As at balance date, there are no capitalised development costs.

Other development costs are recognised in the income statement as incurred.

(u) Payables

Trade and other creditors represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 – 120 days of recognition.

Payables include employee benefits. Refer to Note 1(y).

(v) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(w) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(x) Provisions

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(i) Progressive jackpot liabilities

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

(ii) Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

(iii) Make good allowances

Provision is made for the estimated liability where required on leases still held at balance date. The amount of the provision is the estimated discounted cash flows expected to be required to satisfy the make good clauses in the lease contracts.

(y) Employee benefits – payable

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance sheet date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Retirement benefit obligations

The controlled entities in Australia contribute a minimum of 9% of employees' base salary to Australian based approved defined contribution funds. Contributions are recognised as an expense when they become payable.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Employee Share Option Plan, the Long Term Performance Option Plan, the Performance Share Plan and the General Employee Share Plan.

Shares, options and rights granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options or rights. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares, options and rights granted after 7 November 2002 and vested after 1 January 2005

The fair value of options and rights granted under the Employee Share Option Plan, the Long Term Performance Option Plan and the Performance Share Plan is recognised as an employee benefit expense with a corresponding increase in reserves. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options and rights.

The fair value of options at grant date is independently determined using a modified version of the Merton Reiner Rubinstein Barrier Option model. The model has been modified to deal with options where a total shareholder return hurdle barrier is applicable. The model takes into account the exercise price, the expected life of the option, the non-tradeable nature of the option, the share price at grant date, the vesting criteria, expected price volatility of the underlying share and the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of share rights at grant date is independently determined using either a Monte-Carlo Simulation-based Pricing model or a Black-Scholes model that takes into account the share price at grant date, estimated expected future volatility, the risk-free rate, the expected dividend yield, the term of the share right and the vesting and performance criteria.

Upon the exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital only if the shares are a new issue from contributed equity.

The market value of shares issued to employees for no cash consideration under the General Employee Share Plan is recognised as an employee benefits expense with a corresponding increase in reserves.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv) Bonus plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefits;
- the amounts to be paid are determined before the time of completion of the financial statements; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors. Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled.

Note 1. Summary of significant accounting policies *continued*

(z) Employee benefits – provision

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance sheet date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the balance sheet date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(aa) Contributed equity

Ordinary shares are classified as contributed equity.

Incremental costs directly attributable to the issue of new shares or options are shown in contributed equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

Treasury shares acquired by Aristocrat Employee Equity Plan Trust are recorded in share based reserves. Information relating to these shares are disclosed in Note 22 (a)(iv).

(ab) Dividends

Provision is made for the amount of any dividend declared on or before the end of the period but not distributed at balance date.

(ac) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ad) AASB Accounting Standards issued but not yet effective

The following accounting standards have been issued by AASB but have not been adopted by the Group as they are not effective until after annual reporting periods beginning on or after 1 January 2006 or 1 January 2007:

- Accounting Standard AASB 2005-10 *Amendments to Australian Accounting Standard – (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)* – effective on or after 1 January 2007. The objective of the standard is to amend disclosure requirements to AASB 132 which necessitates consequential amendments to the other listed standards. The amendment in AASB 132 is in line with the issuance of AASB 7;
- Accounting Standard AASB 7 *Financial Instruments: Disclosures* – effective on or after 1 January 2007. The objective of AASB 7 is to combine and enhance the disclosure requirements in relation to the risk exposures arising from financial instruments used by the consolidated entity;
- *UIG Interpretation 8 Scope of AASB 2 Share-based Payment* was issued in March 2006 and becomes effective for annual reporting periods beginning on or after 1 May 2006. It applies to transactions whereby an entity grants equity instruments or incurs a liability based on the price of the entity's shares but cannot specifically identify the goods or services received;
- *UIG Interpretation 9 Reassessment of Embedded Derivatives* was issued in April 2006 and becomes effective for annual reporting periods beginning on or after 1 June 2006. This interpretation clarifies when an entity should reassess whether an embedded derivative contained in a host contract is required to be separated from the host contract and accounted for as a derivative under AASB 139 *Financial Instruments: Recognition and Measurement*;
- UIG Interpretation 10 Interim Financial Reporting and Impairment clarifies that an entity cannot reverse an impairment loss recognised in a previous interim period in relation to goodwill, an investment in an equity instrument, or in a financial asset carried at cost. It applies to annual periods beginning on or after 1 November 2006; and

The consolidated entity will adopt these standards from 1 January 2007. At the date of this report the Group is unable to reasonably estimate the impact of the adoption of these Standards.

(ae) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks, these include: operational control, foreign exchange, interest-rate, liquidity and credit risk.

The Group's overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures when necessary.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest-rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Operational control risk

Operational control risk refers to the risk to which the Group is exposed as a result of treasury activities, including mismanagement, error, negligence, fraud or unauthorised actions.

This risk is controlled through the Group Treasury policy. Guidelines have been established within which Group Treasury operates and covers how resources should be allocated and delegated.

(b) Foreign exchange risk

Foreign exchange risk is the risk of loss arising from an unfavourable move in market exchange rates. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures principally to the US dollar.

External foreign exchange contracts are designated at the Group level as hedges of foreign exchange risk on specific foreign currency denominated transactions.

Unrealised gains or losses on outstanding foreign exchange contracts are taken to the Group's income statement on a monthly basis.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

(c) Interest-rate risk

Interest-rate risk is the risk of loss arising from increased interest rates that affect the borrowing costs of the Group. The interest-rate risk mainly arises from borrowings under the Group's bank debt facility. At year end, the Group had floating rate borrowings drawn from the facility.

The Group has the ability to manage floating interest-rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating-rates to fixed rates. Under the interest-rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Group Treasury manages interest-rate risk within prescribed limits as referred to in the Group Treasury policy.

(d) Liquidity risk

Liquidity risk is the financial risk from a possible loss of liquidity. For the Group, this might result from a mismatch of cashflow and debt repayments through forecasting errors or creditor/debtor timing differences.

Prudent liquidity risk management requires maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities, and the ability to close-out market positions.

At balance date, the board of directors determined that there was sufficient cash and committed credit lines available to meet the future requirements of the Group.

(e) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that the sales of products and services are made to customers with an appropriate credit history.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are in relation to impairment of goodwill.

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(t). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations and fair value less cost to sell. These calculations require the use of assumptions. Refer to Note 16 for details of these assumptions and the potential impact of changes to the assumptions.

Note 4. Segment information

Primary reporting – geographical segments

2006	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Revenue									
Sales to external customers	275,999	564,780	27,505	50,358	26,566	129,326	1,074,534	–	1,074,534
Inter-segment sales	100,516	–	–	–	–	–	100,516	(100,516)	–
Total sales revenue	376,515	564,780	27,505	50,358	26,566	129,326	1,175,050	(100,516)	1,074,534
Other income (excluding interest)	141	454	5	7	–	6,848	7,455	–	7,455
Total segment revenue / income (excluding interest)	376,656	565,234	27,510	50,365	26,566	136,174	1,182,505	(100,516)	1,081,989
Interest income									12,721
Total consolidated revenue									1,094,710
Result									
Segment result	295,137	17,303	11,988	(11,448)	650	13,786	327,416	726	328,142
Share of net profits of jointly controlled entity									7,150
Net interest income / (expense)									(2,364)
Profit before income tax expense									332,928
Income tax expense									(92,873)
Net profit after tax									240,055
Assets and liabilities									
Segment assets	515,022	232,097	28,662	84,211	6,985	108,765	975,742	(233,172)	742,570
Unallocated assets									135,392
Total assets									877,962
Segment liabilities	158,280	84,099	3,040	33,720	2,557	13,939	295,635	–	295,635
Unallocated liabilities									217,358
Total liabilities									512,993
Other segment information									
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	10,360	19,734	2,015	1,493	674	85,781	120,057	–	120,057
Depreciation and amortisation expense	11,515	14,720	173	1,194	399	3,414	31,415	–	31,415
Other non-cash expenses	10,745	(1,397)	2,181	6,532	87	342	18,490	–	18,490

Note 4. Segment information *continued*

Primary reporting – geographical segments

2005	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Revenue									
Sales to external customers	270,305	496,108	13,532	373,699	36,995	105,684	1,296,323	–	1,296,323
Inter-segment sales	134,260	–	–	–	–	–	134,260	(134,260)	-
Total sales revenue	404,565	496,108	13,532	373,699	36,995	105,684	1,430,583	(134,260)	1,296,323
Other income (excluding interest)	752	2,782	–	9	270	92	3,905	–	3,905
Total segment revenue / income (excluding interest)	405,317	498,890	13,532	373,708	37,265	105,776	1,434,488	(134,260)	1,300,228
Interest income									16,807
Total consolidated revenue									1,317,035
Result									
Segment result	247,321	24,036	4,709	58,925	1,136	21,744	357,871	505	358,376
Share of net profits of jointly controlled entity									-
Net interest (expense) / income									5,571
Profit before income tax expense									363,947
Income tax expense									(119,626)
Net profit after tax									244,321
Assets and liabilities									
Segment assets	698,725	79,715	23,623	264,953	5,621	20,184	1,093,021	(90,235)	1,002,786
Unallocated assets									64,634
Total assets									1,067,420
Segment liabilities	154,930	96,017	10,404	180,134	2,440	7,403	451,328	(159)	451,169
Unallocated liabilities									264,694
Total liabilities									715,863
Other segment information									
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	11,566	23,386	–	2,179	554	1,088	38,773	(452)	38,321
Depreciation and amortisation expense	12,466	24,391	517	1,565	163	633	39,735	–	39,735
Other non-cash expenses	12,189	4,597	(121)	464	156	(66)	17,219	–	17,219

Secondary reporting – business segments

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 and AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes and interest bearing liabilities.

Unallocated assets and liabilities include the investment in jointly controlled entity.

(b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's-length' basis and are eliminated on consolidation.

Gross margins are measured as revenues less cost of goods sold, being labour and related on-costs as well as direct material costs, as a percentage of revenues.

(c) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 5. Profit from ordinary activities

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Revenue from operating activities					
Sale of goods	1(e)(i)	**821,338**	1,062,791	**–**	–
Gaming operations and services	1(e)(ii)	**253,196**	233,532	**–**	–
		1,074,534	1,296,323	**–**	–
(b) Other revenue and other income					
Interest		**12,721**	16,807	**8,346**	9,676
Dividends		**–**	–	**100,000**	90,000
Other revenue		**12,721**	16,807	**108,346**	99,676
Foreign currency translation gains	5(d)	**607**	2,511	**–**	1,078
Gain on disposal of property, plant and equipment	5(e)	**12**	261	**–**	–
Gain on disposal of interest in subsidiary	28	**6,219**	–	**–**	–
Other income		**617**	1,133	**–**	1,220
Other income		**7,455**	3,905	**–**	2,298
Total other revenue and other income from ordinary activities		**20,176**	20,712	**108,346**	101,974
(c) Expenses					
(i) Depreciation and amortisation					
Depreciation and amortisation of property, plant and equipment					
– Buildings		**521**	436	**–**	–
– Leasehold improvements		**2,140**	1,267	**–**	–
– Plant and equipment		**24,275**	35,088	**–**	–
Total depreciation and amortisation of property, plant and equipment	14	**26,936**	36,791	**–**	–
Amortisation of intangibles					
– Computer technology		**4,350**	2,815	**–**	–
– Copyrights, patents, trademarks and licensing rights		**129**	129	**–**	–
Total amortisation of intangibles	16	**4,479**	2,944	**–**	–
Total depreciation and amortisation	37	**31,415**	39,735	**–**	–
(ii) Employee benefits expense					
Salaries and wages		**198,437**	192,586	**–**	–
Superannuation costs		**9,528**	8,144	**–**	–
Post-employment benefits other than superannuation		**1,748**	2,900	**–**	–
Expense of share-based payments	32	**9,604**	7,712	**1,145**	1,213
Employee benefits expense		**219,317**	211,342	**1,145**	1,213

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(c) Expenses *continued*					
(iii) Other significant items					
Other charges / (credits) against assets					
– Bad and doubtful debts – trade debtors	9	**(2,532)**	1,622	-	-
– Write down of inventories to net realisable value		**12,467**	6,588	-	-
Legal costs		**19,553**	28,938	-	-
Rental expense relating to operating leases					
– Minimum lease payments		**12,004**	10,514	-	-
Total rental expense relating to operating leases		**12,004**	10,514	-	-
(d) Net foreign exchange gain / (loss)					
Foreign exchange gain		**607**	2,511	-	1,078
Foreign exchange loss		**(749)**	(475)	-	-
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation		**(5,975)**	-	-	-
Net foreign exchange gain / (loss)		**(6,117)**	2,036	-	1,078
(e) Net gain / (loss) on disposal of property, plant and equipment					
Gain on disposal of property, plant and equipment		**12**	261	-	-
Loss on disposal of property, plant and equipment		**(852)**	(191)	-	-
Net gain / (loss) on disposal of property, plant and equipment	37	**(840)**	70	-	-

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 6. Income tax expense

Major components of income tax expense for the years ended 31 December 2006 and 2005 are:

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
(a) Income tax expense				
Current income tax	83,930	120,746	(697)	(835)
Deferred income tax	9,580	498	695	844
Adjustments in respect of current income tax of previous years	(637)	(1,618)	(15)	177
Income tax expense / (credit)	92,873	119,626	(17)	136
Deferred income tax expense included in income tax expense comprises:				
Decrease in deferred tax asset	9,936	401	695	844
(Decrease) / increase in deferred tax liabilities	(356)	97	–	–
Deferred income tax expense included in income tax expense	9,580	498	695	844
(b) Reconciliation of income tax expense to prima facie tax payable				
Profit from ordinary activities before income tax expense	332,928	363,947	99,435	91,014
Tax at the Australian tax rate of 30% (2005: 30%)	99,878	109,184	29,831	27,304
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:				
Research and development	(2,159)	(2,310)	–	–
Share-based payments	330	2,085	–	–
Non-taxable dividends	336	–	(30,000)	(27,000)
Share of net profits in jointly controlled entity	(2,146)	–	–	–
Partial sale of subsidiary	(1,866)	–	–	–
Tax losses not recognised	2,701	–	–	–
Other	2,219	566	172	(340)
	99,293	109,525	3	(36)
Difference in overseas tax rates	(28)	10,763	–	–
Adjustments in respect of current income tax of previous years				
Current income tax	(637)	(1,618)	(15)	177
Deferred income tax	(5,755)	956	(5)	(5)
Income tax expense / (credit)	92,873	119,626	(17)	136
Average effective tax rate	27.90%	32.87%	(0.02%)	0.15%
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly debited or credited to equity				
Current income tax – credited directly to equity	1,942	9,009	–	45
Net deferred tax – (debited) directly to equity	(3,603)	–	–	–
Aggregate current and deferred tax arising in the reporting period directly credited or (debited) to equity	(1,661)	9,009	–	45

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(d) Revenue and capital tax losses				
Unused gross tax losses for which no deferred tax asset has been recognised	9,692	-	-	-
Unused gross capital tax losses for which no deferred tax asset has been recognised	484	530	484	530
	10,176	530	484	530
Potential tax benefit	2,846	159	145	159

Unused revenue losses were incurred by Aristocrat Leisure Limited's overseas subsidiaries. All unused capital tax losses were incurred by Australian entities.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(e) Unrecognised temporary differences				
Deferred tax assts on general temporary differences	103	-	-	-
Deferred tax assets on land held for sale	1,140	-	-	-
	1,243	-	-	-

Under Australian tax law, the taxable profit made by a tax consolidated group in relation to an entity leaving the group depends on a range of factors, including the tax values and / or carrying values of assets and liabilities of the leaving entities, which vary in line with the transactions and events recognised in each entity. The taxable profit or loss ultimately made on any disposal of investments within the tax consolidated group will therefore depend upon when each entity leaves the tax consolidated group and the assets and liabilities that the leaving entity holds at that time.

The consolidated entity considers the effects of the entities entering or leaving the tax consolidated group to be a change of tax status that is only recognised when those events occur. As a result, temporary differences and deferred tax liability have not been measured or recognised in relation to investments within the tax consolidated group.

The deferred tax balances in relation to Aristocrat Leisure Limited's indirect overseas investments have not been recognised. The accounting policy in relation to this is set out in Note 1(f).

(f) Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(g).

On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Aristocrat Leisure Limited for any current tax payable assumed and are compensated by Aristocrat Leisure Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Aristocrat Leisure Limited under the tax consolidation legislation. The funding amounts are determined by reference to the tax funding agreement which applies a group allocation approach, taking into account a combination between the 'stand alone tax payer' and a 'separate tax payer within a group'. There are no equity adjustments arising from the implementation of UIG1052 *Tax Consolidation Accounting*.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables (refer to Note 9).

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 7. Dividends

Ordinary shares

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Final dividends paid during the year				
– 2005 – 20.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 24 March 2006	93,330	–	93,821	–
– 2004 – 4.0 cents, unfranked, per fully paid share paid on 23 March 2005	–	19,144	–	19,144
Interim dividends paid during the year				
– 2006 – 12.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 19 September 2006	55,493	–	56,126	–
– 2005 – 10.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 21 September 2005	–	47,602	–	47,602
Total dividends paid during the year	148,823	66,746	149,947	66,746
Dividends paid were satisfied as follows:				
Paid in cash	149,947	66,746	149,947	66,746
Dividend received by Aristocrat Employee Equity Plan Trust	(1,124)	–	–	–
	148,823	66,746	149,947	66,746
Dividends not recognised at year end				
Since the end of the year the directors have recommended the payment of a final dividend of 24.0 cents (2005: 20.0 cents) per fully paid ordinary share, 100% franked (2005: 100% franked). The aggregate amount of the proposed final dividend expected to be paid on 23 March 2007 out of retained profits at 31 December 2006, but not recognised as a liability at the end of the year is:			112,251	93,821

Franked dividends

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Estimated franking credits expected to be available for subsequent financial years based on a tax rate of 30% (2005: 30%)	–	–	95,617	84,218

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Dividend Reinvestment Plan

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will operate in respect of the 2006 final dividend for shareholders in Australia and New Zealand.

	Notes	Consolidated 2006 $'000	2005 $'000	Parent entity 2006 $'000	2005 $'000

Note 8. Cash and cash equivalents

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Cash at bank and in hand		**59,787**	157,032	**30**	10
Short-term deposits		**63,709**	202,500	**–**	–
	18	**123,496**	359,532	**30**	10

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Group. Short-term deposits bear floating interest rates between 4.85% and 6.35% (2005: between 4.08% and 5.77%).

Note 9. Receivables

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current				
Trade receivables	**192,341**	283,300	**–**	–
Provision for doubtful debts	**(7,164)**	(10,204)	**–**	–
	185,177	273,096	**–**	–
Tax related amounts receivable from wholly-owned entities*	**–**	–	**63,100**	78,514
Other receivables	**17,749**	11,960	**100**	–
Loans to non-related parties – secured	**1,490**	–	**–**	–
	204,416	285,056	**63,200**	78,514

*Refer to Note 6 for details of tax sharing and compensation arrangements.

Current receivables other than loan to non-related parties are non-interest bearing and are generally on 30-day terms from the date of billing.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Non-current				
Trade receivables	**45,182**	58,723	**–**	–
Receivable from other controlled entities**	**–**	–	**86,608**	335,232
Other receivables	**2,283**	2,530	**–**	–
Loans to non-related parties – secured	**6,148**	–	**–**	–
	53,613	61,253	**86,608**	335,232

**Refer to Note 35 for terms and conditions relating to receivables from other controlled entities.

(a) Bad and doubtful trade receivables

The Group has recognised a gain of $2,531,573 (2005: loss of $1,622,153) in respect of bad and doubtful trade receivables during the year ended 31 December 2006. The gain / (loss) has been included in 'sales and marketing costs' in the income statement.

(b) Other receivables – current

These include prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

(c) Other receivables – non-current

These include long-term deposits and prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

(d) Loans to non-related parties

Represent a loan issued to a third party on the sale of a 28% share in the African operations (refer to Note 28). The loan is for a term of seven years with annual principal and interest payments due in March of each year. The interest rate is the South African prime bank overdraft rate less one percent. The annual repayments are funded from the dividend payment by the African operations to the minority shareholders.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 10. Inventories

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Raw materials and stores – at cost		44,339	56,082	–	–
Provision for obsolescence		(22,276)	(21,129)	–	–
		22,063	34,953	–	–
Work in progress		543	200	–	–
Finished goods – at cost		55,172	47,423	–	–
Provision for obsolescence		(13,200)	(7,618)	–	–
		41,972	39,805	–	–
Contract work in progress		649	878	–	–
Inventory in transit – at cost		4,675	6,562	–	–
		69,902	82,398	–	–

Inventory expense

Inventories recognised as expense during the year ended 31 December 2006 amounted to $302,638,398 (2005: $478,664,481).

Note 11. Financial assets

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Equity securities available-for-sale	11(i)	6,012	6,085	–	–
Debt securities held-to-maturity		1,594	1,473	–	–
	18	7,606	7,558	–	–
Non-current					
Debt securities held-to-maturity		12,902	12,187	–	–
Equity securities available-for-sale	11(i)	18,914	–	–	–
Investment in unlisted controlled entities		–	–	21,649	13,190
Investment in jointly controlled entity	30	74,272	–	–	–
	18	106,088	12,187	21,649	13,190
(i) Equity securities available-for-sale					
Balance at the beginning of the year		6,085	5,566	–	–
Additions during the year		23,144	519	–	–
Revaluation shortfall transferred to reserves	22(a)(v)	(4,303)	–	–	–
Balance at the end of the year		24,926	6,085	–	–

(ii) Investment in jointly controlled entity

Investment in jointly controlled entity is accounted for in the consolidated financial statements using the equity method of accounting.

Note 12. Other assets

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Intellectual property rights	1(n)	1,797	2,164	–	–

		Consolidated		Parent entity	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000

Note 13. Current assets – non-current assets classified as held for sale

Land	14	**4,600**	–	–	–

The Group has commenced the process of selling its surplus land and buildings in Australia. The expected time frame for completion for the initial sale is December 2007.

Note 14. Property, plant and equipment

Land and buildings				
Land and buildings – at deemed cost	**36,864**	42,408	–	–
Leasehold improvements – at cost	**17,761**	15,074	–	–
Accumulated amortisation	**(10,268)**	(7,817)	–	–
	7,493	7,257	–	–
Total land and buildings	**44,357**	49,665	–	–
Plant and equipment				
Plant and equipment owned – at cost	**177,072**	160,673	–	–
Accumulated depreciation	**(103,583)**	(93,883)	–	–
Total plant and equipment	**73,489**	66,790	–	–
	117,846	116,455	–	–

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Total $'000
Consolidated				
Carrying amount at 1 January 2005	41,324	8,585	67,553	117,462
Additions	930	399	34,515	35,844
Disposals	–	–	(1,820)	(1,820)
Depreciation / amortisation	(436)	(1,267)	(35,088)	(36,791)
Foreign currency exchange differences	590	301	1,630	2,521
Transfers*	–	(761)	–	(761)
Carrying amount at 31 December 2005	42,408	7,257	66,790	116,455
Additions	260	2,959	33,719	36,938
Disposals	–	(285)	(1,604)	(1,889)
Additions through acquisition of entity	–	–	1,340	1,340
Transfer to current asset – non-current asset held for sale	(4,600)	–	–	(4,600)
Depreciation / amortisation	(521)	(2,140)	(24,275)	(26,936)
Foreign currency exchange differences	(683)	(298)	(2,481)	(3,462)
Carrying amount at 31 December 2006	36,864	7,493	73,489	117,846

*Transfers in 2005 represent the lapsing of leasehold contracts and subsequent reversal of the associated asset.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 15. Deferred tax assets

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
The balance comprises temporary differences attributable to:					
Accruals and other provisions		13,051	22,060	1,044	-
Doubtful debts		1,070	2,277	-	-
Deferred revenue		1,120	4,834	-	-
Employee benefits		9,223	10,133	-	-
Convertible subordinated bonds		-	178	-	178
Property, plant, equipment and intangible assets		3,943	1,713	-	-
Prepayments		(177)	(481)	-	-
Provision for stock obsolescence		8,002	7,930	-	-
Share-based equity		(8,981)	-	-	-
Overseas tax obligations		873	3,852	-	-
Unrealised gains and losses		1	2,508	(17)	2,219
Identifiable intangibles on acquisition of subsidiary		(6,762)	-	-	-
Tax losses		11,377	-	-	-
Other		9,466	7,840	6	(669)
		42,206	62,844	1,033	1,728
Movements					
Opening balance at 1 January		62,844	63,342	1,728	30,149
Charged to the income statement	6	(9,580)	(498)	(695)	(844)
Charged to equity (share-based equity and foreign currency exchange differences)		(3,603)	-	-	-
Identifiable intangibles on acquisition of subsidiary	29	(7,455)	-	-	-
Reallocation to related entities		-	-	-	(27,577)
Closing balance at 31 December		42,206	62,844	1,033	1,728

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 16. Intangible assets

Goodwill	**102,501**	71,662	-	-
Copyrights, patents, trademarks and licensing rights	**1,588**	1,591	-	-
Accumulated amortisation	**(1,072)**	(946)	-	-
	516	645	-	-
Computer technology	**66,594**	22,954	-	-
Accumulated amortisation	**(23,219)**	(19,078)	-	-
	43,375	3,876	-	-
	146,392	76,183	-	-

	Notes	Goodwill $'000	Copyrights, patents, trademarks and licensing rights $'000	Computer technology $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2005		67,665	774	4,197	72,636
Additions		-	-	2,477	2,477
Disposals		-	-	(15)	(15)
Amortisation charge*		-	(129)	(2,815)	(2,944)
Foreign currency exchange differences		3,997	-	32	4,029
Carrying amount at 31 December 2005		71,662	645	3,876	76,183
Additions		-	-	2,386	2,386
Additions on acquisitions of subsidiary	29	37,298	-	42,030	79,328
Amortisation charge*		-	(129)	(4,350)	(4,479)
Foreign currency exchange differences		(6,459)	-	(567)	(7,026)
Carrying amount at 31 December 2006		102,501	516	43,375	146,392

*Amortisation of $4,479,000 (2005: $2,944,000) is included in depreciation and amortisation expense in the income statement.

(a) Impairment tests for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) which are identified as the geographical business units according to the primary reporting segments.

A segment level summary of the goodwill allocation is presented below:

(i) Wholly-owned controlled entities

	2006 $'000	2005 $'000
North America	**65,850**	70,702
Other – South Africa	**817**	960
Other – ACE Interactive	**35,834**	-
	102,501	71,662

(ii) Jointly controlled entity

	2006 $'000	2005 $'000
Other – Elektronček	**67,972**	-
	67,972	-

In the financial year ended 2006, the recoverable amount of all the Group's CGUs are determined based upon a value-in-use calculation. The fair value less cost to sell calculation method was used to determine the recoverable amount of the South African CGU in 2005.

Note 16. Intangible assets *continued*

(b) Key assumptions used for value-in-use calculations

(i) Value-in-use

A discounted cash flow has been used based on operating and investing cash flows (before borrowing costs and tax impacts), in the analysis of the Group's CGUs. The following inputs and assumptions have been adopted:

1. financial budgets and strategic plans for five years approved by management;
2. a pre-tax discount rate of:

	2006	2005
North America	**14.7%**	13.6%
Other – South Africa	**18.6%**	–
Other – ACE Interactive	**15.2%**	–
Other – Elektronček	**14.7%**	–

3. a terminal growth rate, which does not exceed the long-term average growth rate for the gaming industry in the regions:

	2006	2005
North America	**3.0%**	3.0%
Other – South Africa	**3.0%**	–
Other – ACE Interactive	**5.0%**	–
Other – Elektronček	**3.0%**	–

4. an allocation of head office assets.

(ii) Fair value less cost to sell

The Earnings Before Interest Tax Depreciation and Amortisation ('EBITDA') multiple methodology was used in the South African CGU in 2005. The following inputs and assumptions were adopted for the calculation:

1. financial budgets and strategic plans for three years approved by management;
2. an EBITDA multiple of 6;
3. a cost of disposal of 5.0%; and
4. an allocation of head office assets.

Management has based the assumptions in both models on the CGUs past performance and future expectations and forecast growth rates found in local industry reports.

(c) Impact of possible changes in key assumptions

It is determined that there would not be any material change to any key assumption on which management has based its determination of the recoverable amount that would cause the CGUs carrying amounts to exceed their recoverable amounts.

(d) Impairment charge

The annual impairment test indicates no impairment charge is required for the CGUs in either 2006 or 2005.

Note 17. Payables

		Consolidated		Parent entity	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000
Trade creditors		**62,552**	160,159	**–**	–
Other creditors		**127,877**	162,368	**3,479**	735
	18	**190,429**	322,527	**3,479**	735

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 18. Borrowings

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Unsecured					
Convertible subordinated bonds	18(b)	–	175,808	–	175,808
		–	175,808	–	175,808
Non-current					
Secured					
Bank loans	18(a)	**164,287**	–	–	–
		164,287	–	–	–

(a) Bank loans

The committed bank facility which was amended on 2 May 2006, is secured by a negative pledge that imposes certain covenants on the Group. The negative pledge states that the Group is limited in being able to provide security over its assets and will ensure that the following ratios are met:

(i) gearing ratio will not exceed 3.0 times at any time; and

(ii) interest cover will not be less than 4.5 times at any time.

The borrowings are at a floating rate. The borrowings are drawn under Facility B of the facility, which matures on 2 May 2009.

(b) Convertible subordinated bonds

The Company issued US$130 million of 5% convertible subordinated bonds on 31 May 2001 and 7 June 2001. The bonds matured on 31 May 2006 at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed.

Interest expense was calculated by applying the effective interest rate of 5.70% to the liability. The actual interest was paid on 31 May and 30 November each year. Interest payable in respect of the bonds up to maturity date has now been paid either to the relevant bondholders or into Court.

The Company called the convertible subordinated bonds for redemption and issued a notice of redemption to the bondholders dated 20 December 2004. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds. For further information, refer to Note 25.

(c) Assets pledged as security

The bank loans and overdraft facility, prior to amendments on 2 May 2006, were secured by a mortgage over the consolidated entity's Australian freehold land and buildings, the current market value of which exceeds the value of the mortgage and a floating charge over the consolidated entity's Australian assets, the current market value of which exceeds the value of the bank facilities available.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Floating charge					
Cash and cash equivalents	8,38	–	184,973	–	10
Receivables	9,38	–	77,801	–	–
Total current assets pledged as security		–	262,774	–	10
Non-current					
First mortgage					
Freehold land and buildings	14,38	–	32,279	–	–
Floating charge					
Receivables – non-current	9,38	–	276,038	–	335,232
Plant and equipment	14,38	–	24,513	–	–
Total non-current assets pledged as security		–	332,830	–	335,232
Total assets pledged as security		–	595,604	–	335,242

Note 18. Borrowings *continued*

(d) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

		Consolidated		Parent entity	
	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Credit standby arrangements					
Total facilities					
– Bank overdrafts	(i)	5,000	5,000	–	–
– Bank loans	(ii)	300,000	300,000	–	–
– Letter of credit facility	(iii)	252,749	–	–	–
– Other facilities	(iv)	16,988	18,290	–	–
		574,737	323,290	–	–
Used at balance date					
– Bank overdrafts		–	–	–	–
– Bank loans		164,287	–	–	–
– Letter of credit facility		–	–	–	–
– Other facilities		–	–	–	–
		164,287	–	–	–
Unused at balance date					
– Bank overdrafts		5,000	5,000	–	–
– Bank loans		135,713	300,000	–	–
– Letter of credit facility		252,749	–	–	–
– Other facilities		16,988	18,290	–	–
		410,450	323,290	–	–

(i) The bank overdraft facility is subject to annual review.

(ii) The bank loan facility is structured as follows:
- Facility A & C – totalling $100 million tranche maturing 1 May 2007. The facility is reviewed annually with extension by mutual agreement, and
- Facility B – $200 million tranche maturing 2 May 2009.

(iii) The letter of credit facility is subject to annual review from 1 May 2007.

(iv) Other facilities relate to the Japanese note issuance facilities which are subject to annual review.

(e) Forward exchange contracts

The consolidated entity enters into forward exchange contracts to hedge foreign currency denominated receivables and also to manage the purchase of foreign currency denominated inventory and capital items. The following table provides information as at balance date on the net fair value of the Group's existing foreign exchange hedge contracts:

		Maturity profile		
	Weighted average exchange rate	1 year or less $'000	1 to 7 years $'000	Net fair value gain / (loss)*** $'000
AUD/USD:	0.7857	64,461	–	415
AUD/JPY:	92.5300	142	–	(2)
AUD/EUR:	0.5934	7,693	–	(86)
AUD/NZD:	1.1321	3,062	–	(25)
AUD/ZAR:	5.8986	2,583	6,827	222
EUR/ZAR*:	9.3258	491	–	(3)
USD/ZAR**:	7.3000	79	–	(3)
	Totals	78,511	6,827	518

*The EUR amount is converted at the prevailing year-end AUD/EUR exchange rate.
**The USD amount is converted at the prevailing year-end AUD/USD exchange rate.
***Refer to Note 1d(i).

(f) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of all financial assets and financial liabilities of the Group approximates their carrying amounts.

The net fair value of financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2006, there were no off-balance sheet financial assets or liabilities, other than those potential liabilities which may arise from certain contingencies disclosed in Note 25.

(g) Interest-rate risk exposures

The consolidated entity's exposure to interest-rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Weighted average interest rate %	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest bearing $'000	Total $'000
2006							
Financial assets							
Cash and cash equivalents	8	4.05	123,496	–	–	–	123,496
Trade receivables	9	–	–	–	–	230,359	230,359
Loans – other	9	10.00	–	1,490	6,148	–	7,638
Financial assets	11	4.88	–	7,606	12,902	93,186	113,694
			123,496	9,096	19,050	323,545	475,187
Financial liabilities							
Payables	17	–	–	–	–	190,429	190,429
Other non-current liabilities	20	–	–	–	–	6,017	6,017
Loans – other	18	5.76	164,287	–	–	–	164,287
Progressive jackpot liabilities*	19	4.93	–	6,494	12,903	–	19,397
			164,287	6,494	12,903	196,446	380,130
Net financial assets / (liabilities)			(40,791)	2,602	6,147	127,099	95,057
2005							
Financial assets							
Cash and cash equivalents	8	4.51	359,532	–	–	–	359,532
Trade receivables	9	–	–	–	–	331,819	331,819
Financial assets	11	3.06	–	7,558	12,187	–	19,745
			359,532	7,558	12,187	331,819	711,096
Financial liabilities							
Payables	17	–	–	–	–	322,527	322,527
Other non-current liabilities	20	–	–	–	–	6,252	6,252
Loans – other	18	5.00	–	175,808	–	–	175,808
Progressive jackpot liabilities*	19	4.65	–	16,231	12,253	–	28,484
			–	192,039	12,253	328,779	533,071
Net financial assets / (liabilities)			359,532	(182,481)	(66)	3,040	178,025

*Refer to Note 1(x)(i) for details on progressive jackpot liabilities.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 19. Provisions

	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current					
Employee benefits	1(z)	**8,273**	8,279	**-**	-
Deferred settlement	30	**6,653**	-	**-**	-
Make good allowances	1(x)(ii)	**233**	244	**-**	-
Progressive jackpot liabilities	1(x)(i)	**6,494**	16,231	**-**	-
Warranties	1(x)(iii)	**3,121**	3,158	**-**	-
		24,774	27,912	**-**	-
Non-current					
Employee benefits	1(z)	**6,036**	4,825	**-**	-
Make good allowances	1(x)(ii)	**1,100**	1,214	**-**	-
Progressive jackpot liabilities	1(x)(i)	**12,903**	12,253	**-**	-
		20,039	18,292	**-**	-

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Deferred settlement $'000	Make good allowances $'000	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated – current and non-current					
Carrying amount at 1 January 2006	–	1,458	28,484	3,158	33,100
Payments	–	(50)	(9,182)	(241)	(9,473)
Foreign currency exchange differences	(195)	(30)	(1,954)	(6)	(2,185)
Additional provisions recognised	6,848	73	2,049	210	9,180
Reversal of provisions recognised	–	(118)	–	-	(118)
Carrying amount at 31 December 2006	6,653	1,333	19,397	3,121	30,504

Note 20. Other liabilities

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current				
Unsecured				
Deferred revenue	**19,118**	31,767	**-**	-
Non-current				
Unsecured				
Deferred revenue	**41,912**	44,419	**-**	-
Other	**6,017**	6,252	**-**	-
	47,929	50,671	**-**	-

	Notes	2006 Shares	Parent entity 2005 Shares	2006 $'000	Parent entity 2005 $'000

Note 21. Contributed equity

	Notes	2006 Shares	2005 Shares	2006 $'000	2005 $'000
Ordinary shares, fully paid		**467,713,246**	470,535,639	**53,633**	88,240
Movements in ordinary share capital					
Ordinary shares at the beginning of the year	(a)	**470,535,639**	476,898,378	**88,240**	282,449
Shares bought back on-market and cancelled	(b)	**(2,912,848)**	(9,148,348)	**(34,607)**	(102,393)
Capital return	(c)	**-**	-	**-**	(100,399)
Employee Share Option Plan issues	(d)	**-**	2,676,584	**-**	12,461
General Employee Share Plan issues	(e)	**90,455**	109,025	**-**	1,213
Transfer to share-based payments reserve		**-**	-	**-**	(5,091)
Ordinary shares at the end of the financial year		**467,713,246**	470,535,639	**53,633**	88,240

(a) Ordinary shares

Ordinary shares have no par value and entitle the holder to participate in dividends and the winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares bought back on-market

Between October 2004 and October 2005, the Company purchased and cancelled a total of 9,456,809 shares (2005: 8,072,348; 2004: 1,384,461) via an on-market share buy back program. The shares were acquired at an average price of $10.57 per share, with prices ranging from $7.08 to $12.50 per share. The total cost of $100,056,864 including transaction costs of $100,539 has been deducted from contributed equity. Transaction costs include $55,866 incurred in 2004.

On 8 December 2005, the Company commenced a second $100 million on-market share buy back program. The buy back has subsequently been extended for a further 12 month period to December 2007. At 31 December 2006, the Company had purchased 2,912,848 (2005:1,076,000) shares under the program. The shares were acquired at an average price of $11.93 (2005: $12.08) per share with prices ranging from $11.50 to $12.90 per share. Transaction costs include $23,797 have been accrued but not yet paid.

(c) Capital return

On 15 July 2005, the Company paid to shareholders registered as at 1 July 2005, a capital return of $0.21 per ordinary share. Transaction costs of $452,232 are included in the total cost of $100,399,394.

(d) Employee Share Option Plan

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 32(d).

(e) General Employee Share Plan

Information concerning the General Employee Share Plan is set out in Note 32(b).

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 22. Reserves and retained earnings

(a) Reserves

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Capital profits reserve	(i)	-	-	-	-
Foreign currency translation reserve	(ii)	(43,059)	(45,527)	-	-
Share-based payments reserves	(iii),(iv)	(37,769)	3,599	37,355	20,627
Available-for-sale investments revaluation reserve	(v)	(4,303)	-	-	-
		(85,131)	(41,928)	37,355	20,627

Movements

(i) Capital profits reserve

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Capital profits reserve at the beginning of the financial year	-	107	-	-
Transfer of reserves to retained earnings	-	(107)	-	-
Capital profits reserve at the end of the financial year	-	-	-	-

(ii) Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Note 1d(iii).

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Foreign currency translation reserve at the beginning of the financial year		(45,527)	(40,785)	-	-
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		-	(1,980)	-	-
		(45,527)	(42,765)	-	-
Realised exchange differences on net investment in a self-sustaining subsidiary (net of tax)		5,975	-	-	-
Exchange differences on sale to minority interest	28	370	-	-	-
Net exchange differences on translation of foreign controlled entities, net investment in foreign operations and related hedges		(3,877)	(2,762)	-	-
Net movement in foreign currency translation reserve		2,468	(2,762)	-	-
Foreign currency translation reserve at the end of the financial year		(43,059)	(45,527)	-	-

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of all shares, options and rights both issued and issued but not exercised under the various Aristocrat employee share plans.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Share-based payments reserve at the beginning of the financial year	23,069	6,287	20,627	6,287
Share-based payments expense	9,487	6,498	9,604	6,499
Transfer from contributed equity	-	5,091	-	5,091
Employee Share Option Plan issues*	7,124	2,750	7,124	2,750
Share-based tax adjustment	1,955	2,443	-	-
Net movement in share-based payments reserve	18,566	16,782	16,728	14,340
Share-based payments reserve at the end of the financial year	41,635	23,069	37,355	20,627

*Represents the proceeds received from employees on the exercise of options. The shares have been issued to the employees from shares purchased through the Aristocrat Employee Equity Plan Trust.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Reserves *continued*					
Movements *continued*					
(iv) Share-based payments trust reserve					
The share-based payments trust reserve is used to recognise the cost, net of income tax, of shares purchased through the Aristocrat Employee Equity Plan Trust.					
Share-based payments trust reserve at the beginning of the financial year		(19,470)	–	–	–
Purchases		(55,980)	(25,991)	–	–
Tax effect on purchases		(3,954)	6,521	–	–
Net movement in share-based payments trust reserve		(59,934)	(19,470)	–	–
Share-based payments trust reserve at the end of the financial year		(79,404)	(19,470)	–	–
Total share-based payments reserves					
Total share-based payments reserves at the beginning of the financial year		3,599	6,287	20,627	6,287
Net movement in share-based payments reserves		(41,368)	(2,688)	16,728	14,340
Total share-based payments reserves at the end of the financial year		(37,769)	3,599	37,355	20,627
(v) Available-for-sale investments revaluation reserve					
The available-for-sale investments revaluation reserve is used to recognise the changes in the fair value and exchange differences arising on translation of equities classified as available-for-sale financial assets as described in Note 1p(iv). Amounts are recognised in the income statement when the associated assets are sold or impaired.					
Total available-for-sale investments revaluation reserves at the beginning of the financial year		–	–	–	–
Net movement in available-for-sale investments revaluation reserve		(4,303)	–	–	–
Total available-for-sale investments revaluation reserves at the end of the financial year		(4,303)	–	–	–
(b) Retained earnings					
Retained earnings at the beginning of the financial year		305,245	126,430	78,754	55,353
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		–	1,249	–	(731)
Other		–	(116)	–	–
Transfer of reserve		–	107	–	–
Net profit attributable to members of Aristocrat Leisure Limited		238,998	244,321	99,452	90,878
Dividends paid	7	(148,823)	(66,746)	(149,947)	(66,746)
Retained earnings at the end of the financial year		395,420	305,245	28,259	78,754

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 23. Minority interest

	Notes	2006	2005	2006	2005
Outside equity interest in controlled entity comprise:					
Retained profits at date of acquisition	28	**456**	–	**–**	–
Profit from ordinary activities after income tax		**1,057**	–	**–**	–
Dividend paid		**(508)**	–	**–**	–
Retained profits		**1,005**	–	**–**	–
Contributed equity		**–**	–	**–**	–
Share of reserves		**42**	–	**–**	–
		1,047	–	**–**	–

Note 24. Events occurring after reporting date

There has not arisen, in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Note 25. Contingent liabilities

The parent entity and consolidated entity have contingent liabilities at 31 December 2006 in respect of:

(i) A contingent liability exists in relation to a guarantee given by the Company in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

(ii) A number of controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the directors are of the opinion that no material loss will arise as a result of these actions.

(iii) Under the terms of currently held service contracts, termination benefits may be required to be paid by the Company or a controlled entity to senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

(iv) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 19 February 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors and funder associated with the group members have made a number of inconsistent announcements concerning the maximum value of the claim. These announcements have included sworn estimates of up to $180 million (including claims for consequential loss). The matter has been listed for hearing of the issues common to all group members commencing on 24 September 2007.

(v) The Company issued USD130 million of 5% convertible subordinated bonds ('bonds') due 31 May 2006 on 31 May 2001 and 7 June 2001. The Indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price.

Consistent with its view of the parties' agreement, the Company took the steps on 20 December 2004 which it believed necessary and sufficient to call for the redemption of the bonds in accordance with the indenture, thereby terminating Bondholder conversion rights. On the same day, the Company commenced legal action in the United States District Court for the Southern District of New York ('the District Court'), seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of the Bondholders to convert. Various Bondholders subsequently intervened in the case.

On 12 August 2005, the District Court issued an Opinion and Order that the exchange rate should be corrected and that Bondholder conversion rights had not been terminated as of 20 December 2004. In so holding, the Court adopted an interpretation of the Indenture not argued by the Company or the Bondholders. The Court otherwise deferred ruling on various counterclaims.

On 30 May 2006, the District Court issued a further Opinion deciding a summary judgement motion filed by the Bondholders. The Court granted the motion insofar as it requested a declaration that Aristocrat was in breach of the Indenture for failing to deliver shares to the Bondholders but it denied the Bondholders' petition for a specific performance remedy that would have required Aristocrat to deliver shares of its common stock to the Bondholders, rather than a cash damages amount determined by the Court. The Court further held that the Bondholders would be entitled to prejudgement interest on the damage amounts ultimately awarded at a statutorily prescribed rate of 9%.

The Company intends to appeal the Court's 12 August 2005 Order and certain aspects of Judge Leisure's 30 May 2006 Opinion upon entry of final judgement. As of the date of this report, it is not possible to comment on when final judgement will be entered or when that appeal will take place.

During the year, the Company entered into 'Receipt and Release Agreements' with all but three of the holders of the bonds. Under these agreements, the Company paid those holders a sum representing an amount equal to their respective pro-rata shares of the principal amount of the bonds. The Company also entered into an agreement with one Bondholder under which the Company resolved that Bondholder's claim by paying a total of approximately USD1.1 million being principal and interest to maturity (30 May 2006). An amount of USD0.5 million, equal to the remaining principal, was subsequently deposited in Court. The Company funded these payments, totalling approximately USD130 million, from cash and bank facilities.

(vi) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities & Investments Commission as discussed in Note 38. During the financial year, Aristocrat (Asia) Pty Limited and Aristocrat (Macau) Pty Limited were added to the deed of cross guarantee.

(vii) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Ltd and Aristocrat Technologies, Inc. ('Aristocrat') on behalf of a US based individual. In March 2004, the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February 2005, the Federal District Court, Reno granted an order releasing Aristocrat Leisure Limited from the case.

The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent and that Aristocrat misappropriated trade secrets of the plaintiff. Another party has made claim to ownership of the patent being asserted as well as to other patents.

The proceedings are being defended. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(viii) The Company and its controlled entities have a contingent liability at 31 December 2006 of $380,486 (2005: $380,486) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

(ix) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $60,952 (2005: $62,475).

(x) Aristocrat Technologies, Inc. is involved in legal proceedings in Peru arising out of the breach of contractual obligations of a former customer. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(xi) On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

(xii) On 15 December 2005, IGT filed a Demand for Arbitration relating to an alleged controversy arising out of contracts between Aristocrat and IGT. On 23 January 2006, Aristocrat filed a Statement of Defence and Counterclaim. In the arbitration, IGT seeks 'reimbursement' of USD4,545,000 purportedly paid 'under protest' under a licence between the companies and a declaration that IGT need not comply with certain provisions of that licence. In its counterclaim, Aristocrat seeks a declaration that IGT must comply with the provisions of the licence, or, that this and other agreements with IGT are no longer valid or enforceable. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000

Note 26. Commitments

	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Capital commitments				
Capital equipment and other commitments contracted at the balance date but not recognised as liabilities, payable within one year	**2,011**	602	**-**	-
Lease commitments				
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**6,911**	8,588	**-**	-
Later than one year but not later than five years	**34,905**	17,519	**-**	-
Later than five years	**55,469**	8,464	**-**	-
Commitments not recognised in the financial statements	**97,285**	34,571	**-**	-

Note 27. Subsidiaries

	Notes	Country of incorporation	Equity holding 2006 %	2005 %
Ultimate parent entity				
Aristocrat Leisure Limited		Australia	–	–
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	100	100
ASSPA Pty Ltd	(c)	Australia	100	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	100	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	100	100
Aristocrat Properties Pty Ltd	(c)	Australia	100	100
Aristocrat International Pty Ltd	(a)	Australia	100	100
Aristocrat Leisure Cyprus Limited	(b)	Cyprus	100	100
Aristocrat (Argentina) Pty Limited	(c)	Australia	100	100
Al(Puerto Rico) Pty Limited (formerly known as Aristocrat (Puerto Rico) Pty Limited)	(c)	Australia	100	100
Aristocrat (Asia) Pty Limited	(a)	Australia	100	100
Aristocrat (Macau) Pty Limited	(a)	Australia	100	100
Aristocrat (Philippines) Pty Limited	(b)	Australia	100	100
Aristocrat (Malaysia) Pty Limited	(b)	Australia	100	–
Aristocrat (Cambodia) Pty Limited	(b)	Australia	100	–
Aristocrat (Singapore) Pty Limited	(b)	Australia	100	100
Aristocrat Technologies Europe (Holdings) Limited	(b)	UK	100	100
Aristocrat Technologies Europe Limited	(b)	UK	100	100
ASSPA (UK) Limited	(b)	UK	100	100
Aristocrat Technologies LLC	(b)	Russia	100	100
Aristocrat Technologies NZ Limited	(b)	New Zealand	100	100
Aristocrat Technologies, Inc.	(b)	USA	100	100
Aristocrat Technologies Canada, Inc.	(c)	Canada	100	100
Aristocrat Funding Corporation	(c)	USA	100	100
Aristocrat Argentina S.A.	(c)	Argentina	100	100
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	100	100
Aristocrat CA	(c)	Venezuela	100	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	72	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	72	100
Aristocrat Technologies KK	(b),(c)	Japan	100	100
Aristocrat Hanbai KK	(b),(c)	Japan	100	100
Other controlled entities				
Aristocrat Employee Equity Plan Trust	(d)	Australia	–	–

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Orders issued by the Australian Securities & Investments Commission. For further information, refer to Note 38.

(b) Controlled entities audited by other PricewaterhouseCoopers firms.

(c) Controlled entities for which statutory audits are not required at 31 December 2006 under relevant local legislation.

(d) The trust is a special purpose entity which is consolidated because it meets the following criteria:
- the activities of the trust which is to purchase and issue shares for the various Aristocrat employee share plans are being conducted on behalf of the Group according to its specific business needs and the Group obtains benefits from the trust's operation;
- the Group has the decision making powers to obtain the majority of the benefits of the activities of the trust; and
- the Group has rights to obtain the majority of the benefits of the trust and is exposed to the risks incident to ownership of the special purpose entity.

Note 28. Partial sale of subsidiary

On 26 June 2006, a wholly-owned entity of Aristocrat Leisure Limited completed the sale of a 28% interest in its African operations to a local company, Yabobie Investments (Pty) Ltd, being a consortium led by Matemeku Investments (Pty) Limited ('Matemeku').

	Notes	$'000
Details of the partial sale are as follows:		
Consideration		
Cash proceeds		8,217
Cost of sale		(1,172)
Cash and cash equivalents		7,045
Book value of portion of net assets sold		
Current assets		
Cash assets		503
Receivables		1,069
Inventories		693
Non current assets		
Receivables		183
Property, plant and equipment		201
Deferred tax assets		171
Intangible assets		245
Current liabilities		
Payables (includes intercompany)		(2,721)
Current tax liabilities		181
Provisions		(31)
Other		(38)
Portion of net assets disposed	23	456
Portion of foreign currency translation reserve disposed	22(a)(ii)	370
Total net assets sold		826
Gain on partial sale of share in subsidiary	5	6,219
Cash and cash equivalents		7,045

Note 29. Business combinations

ACE Interactive

On 5 May 2006, a wholly-owned entity of Aristocrat Leisure Limited acquired all of the issued shares in the Scandinavian based high technology gaming company, Essnet Interactive AB.

The acquired business contributed revenues of $2,409,000 and net loss of $6,603,000 to the Group for the period from 5 May 2006 to 31 December 2006. Disclosure of pre-acquisition consolidated revenue and consolidated profit for the year ended 31 December 2006 would be impractical due to the legal and operating structure of Essnet Interactive AB within the seller's legal structure up to the date of sale.

(a) Summary of acquisition

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration (refer to (b) below):	
Cash paid	70,512
Direct costs relating to the acquisition	699
Total purchase consideration	71,211
Less fair value of net identifiable assets acquired (refer to (c) below)	33,913
Goodwill	37,298

The goodwill is attributable to the Group's future cashflows from the sale of Interactive's server based video lottery product offerings.

(b) Purchase consideration

	$'000
Outflow of cash to acquire subsidiary, net of cash acquired	
Cash consideration	71,211
Less cash balances acquired:	
Cash	591
Outflow of cash	70,620

(c) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	591	591
Trade receivables	138	138
Other receivables	216	216
Inventories	3,044	554
Other current assets	135	135
Plant and equipment	1,340	1,340
Intangible assets: computer technology	15,403	42,030
Trade payables	(3,570)	(3,570)
Other liabilities	(66)	(66)
Deferred tax liabilities	–	(7,455)
Net assets	17,231	33,913
Net identifiable assets acquired	17,231	33,913

Note 30. Interest in jointly controlled entity

Elektronček

On 27 January 2006, a wholly-owned entity of Aristocrat Leisure Limited acquired 50% of the issued shares in Elektronček d.d., which manufactures a range of electro-mechanical multi-terminal gaming products.

The acquired business contributed net profit of $9,410,000 to the Group for the period from 27 January 2006 to 31 December 2006. If the acquisition had occurred on 1 January 2006, consolidated profit for the year ended 31 December 2006 would have been $9,864,000.

(a) Summary of acquisition

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration:	
Cash paid	59,110
Direct costs relating to the acquisition	529
	59,639
Deferred settlement	6,848
Total purchase consideration	66,487
Fair value of net identifiable assets / (liabilities) acquired	(907)
Goodwill	67,394

The goodwill is attributable to Elektrončeks strong market position and profitability in the increasingly popular multi-terminal segment of the gaming market and therefore for the future cashflows generated from this business.

(b) The Group's share of results of jointly controlled entity

	$'000
Revenue from ordinary activities	39,006
Expenses from ordinary activities	(26,148)
Profit from ordinary activities before income tax expense	12,858
Income tax expense relating to ordinary activities	(3,448)
	9,410
Unrealised profit on related party transactions	(2,260)
Net profit – accounted for using the equity method	7,150

(c) Interest in jointly controlled entity

	$'000
Carrying amount at beginning of year	-
Investment in jointly controlled entity acquired during the year	66,487
Share of jointly controlled entity's net profit after tax	7,150
Share of jointly controlled entity's reserves	63
Movement in foreign currency exchange translation reserves	572
Carrying amount of investment in jointly controlled entity	74,272

Share of jointly controlled entity's assets and liabilities:

	$'000
Current assets	10,787
Non-current assets	319
	11,106
Current liabilities	509
Non-current liabilities	(2,236)
	(1,727)
Net assets	9,379

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 31. Employee benefits

	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Employee benefits and related on-cost liabilities					
Included in payables – current	17	39,598	51,066	-	-
Provision for employee benefits – current	19	8,273	8,279	-	-
Provision for employee benefits – non-current	19	6,036	4,825	-	-
Aggregate employee benefits and related on-cost liabilities		53,907	64,170	-	-
		Number	Number	**Number**	Number
Employee numbers					
Number of employees at the end of the financial year		2,282	2,140	-	-

Note 32. Share-based payments

The Remuneration Report, presented in the directors' report on page 52 to 70 also provides detailed disclosure on share-based payments.

(a) Performance Share Plan (PSP)

The PSP is a long-term employee share scheme that provides for eligible employees to be offered conditional entitlements to fully paid ordinary shares in the parent entity ('Performance Share Rights'). Performance Share Rights issued under the PSP are identical in all respects other than performance conditions and periods, which are detailed below.

As at 31 December 2006, 188 employees (2005: 157) were entitled to 3,909,090 (2005: 2,864,366) Performance Share Rights under this plan.

Accounting fair value of Performance Share Rights granted

The assessed accounting fair values of Performance Share Rights granted during the financial years ended 31 December 2006 and 31 December 2005 are as follows:

Performance Share Right series	Performance period start date	Performance period expiry date	Performance condition*	Accounting valuation date	Accounting valuation** $
Issued 2006					
Series 6A	1-Jan-06	31-Dec-08	TSR	1-Jan-06	6.010
Series 6B	1-Jan-06	31-Dec-08	ESPG	1-Jan-06	11.250
Series 7A***	1-Jan-06	31-Dec-08	TSR	2-May-06	8.180
Series 7B***	1-Jan-06	31-Dec-08	ESPG	2-May-06	13.090
Issued 2005					
Series 3	1-Jan-05	31-Dec-07	TSR	1-Jan-05	6.101
Series 4***	1-Jan-05	31-Dec-07	TSR	17-May-05	6.096
Series 5A	1-Jan-06	31-Dec-09	TSR	17-Oct-05	5.380
Series 5B	1-Jan-06	31-Dec-09	ESPG	17-Oct-05	9.680
Series 5C	1-Jan-06	31-Dec-10	TSR	17-Oct-05	5.340
Series 5D	1-Jan-06	31-Dec-10	ESPG	17-Oct-05	9.520

*TSR – Total Shareholder Return; EPSG – Earnings Per Share Growth

** In accordance with accounting standards, the accounting valuation, as independently determined by Deloitte Touche Tohmatsu ('Deloitte'), of a Performance Share Right with a market vesting condition (eg TSR) incorporates the likelihood that the vesting condition will be met. Whereas, the accounting valuation, as independently determined by Deloitte, of a Performance Share Right with a non-market vesting condition (eg EPSG) does not take into account the likelihood that the vesting condition will be met. Accordingly, the accounting value of a Performance Share Right with a TSR vesting condition is lower than that with an EPSG vesting condition.

*** In accordance with accounting standards, as these Performance Share Rights were granted to a director, the accounting valuation as determined by Deloitte, has been performed at the date of approval by shareholders.

Note 32. Share-based payments *continued*

(a) Performance Share Plan (PSP) *continued*

The accounting valuation represents the independent valuation of each tranche of Performance Share Rights at their respective grant dates. The valuations have been performed by Deloitte using a Total Shareholder Return ('TSR') model and an Earnings Per Share Growth ('EPSG') model.

(i) Total Shareholder Return model

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the share rights. This pricing model takes into account such factors as the Company's share price at the date of grant, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The accounting valuation of the rights has been allocated equally over the vesting period (either 3, 4 or 5 years).

The model inputs for share rights granted during the year ended 31 December 2006 included:

(a) share rights are granted for no consideration and have a 3 to 5 year life;
(b) exercise price: zero consideration;
(c) the grant date and expiry dates: refer to tables below;
(d) share price at grant date:
    2006: series 6A – $12.32 and series 7A – $14.00; and
    2005: series 3 – $9.91, series 4 – $9.858, series 5A – $10.83 and series 5C – $10.83; and
(e) price volatility of the Company's shares:
    2006: series 6A – 27.28% and series 7A – 30.36%; and
    2005: series 3 – 63.96%, series 4 – 66.83%, series 5A – 29.26% and series 5C – 29.26%; and
(f) dividend yield:
    2006: series 6A – 3.03% and series 7A – 3.00%; and
    2005: series 3 – 3.31%, series 4 – 3.45%, series 5A – 2.80% and series 5C – 2.57%; and
(g) risk-free interest rate:
    2006: series 6A – 5.61% and series 7A – 6.04%; and
    2005: series 3 – 5.666%, series 4 – 5.655%, series 5A – 5.78% and series 5C – 5.80%.

(ii) Earnings Per Share Growth model

Deloitte have utilised the Black-Scholes Generalised model to determine the fair value of share rights. This pricing model takes into account such factors such as the Company's share price at the date of grant, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The accounting valuation of the rights has been allocated equally over the vesting period (ranging from 3 to 5 years).

The model inputs for share rights granted during the year ended 31 December 2006 included:

(a) share rights are granted for no consideration and have a 3 to 5 year life;
(b) exercise price: zero consideration;
(c) the grant date and expiry dates: refer to tables below;
(d) share price at grant date:
    2006: series 6B – $12.32 and series 7B – $14.00;
    2005: series 5B – $10.83 and series 5D – $10.83; and
(e) price volatility of the Company's shares:
    2006: series 6B – 27.28% and series 7B – 30.38%;
    2005: series 5B – 29.76% and series 5D – 29.26%; and
(f) dividend yield:
    2006: series 6B – 3.03% and series 7B – 3.00%;
    2005: series 5B – 2.80% and series 5D – 2.57%; and
(g) risk-free interest rate:
    2006: series 6B – 5.61% and series 7B – 6.04%;
    2005: series 5B – 5.78% and series 5D – 5.80%.

The expected price volatility is based on the annualised historical volatility of the share price of Aristocrat due to the long-term nature of the underlying share rights.

(a) Performance Share Plan (PSP) *continued*

Performance Share Rights are detailed in the tables below:

Consolidated and parent entity – 2006

Right series	Grant date	Performance period expiry date	Rights at start of year Number	Add: new rights issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 1A	2-Sep-04	31-Dec-06	1,155,933	-	-	100,760	1,055,173
Series 1B	2-Sep-04	31-Dec-07	1,155,933	-	-	100,760	1,055,173
Series 2	21-Dec-04	31-Dec-06	380,000	-	-	-	380,000
Series 3	1-Jan-05	31-Dec-07	47,562	-	-	-	47,562
Series 4	17-May-05	31-Dec-07	68,343	-	-	-	68,343
Series 5A	17-Oct-05	31-Dec-09	14,149	-	-	-	14,149
Series 5B	17-Oct-05	31-Dec-09	14,149	-	-	-	14,149
Series 5C	17-Oct-05	31-Dec-10	14,149	-	-	-	14,149
Series 5D	17-Oct-05	31-Dec-10	14,148	-	-	-	14,148
Series 6A	1-Jan-06	31-Dec-08	-	553,130	-	29,009	524,121
Series 6B	1-Jan-06	31-Dec-08	-	553,127	-	29,007	524,120
Series 7A	2-May-06	31-Dec-08	-	99,001	-	-	99,001
Series 7B	2-May-06	31-Dec-08	-	99,002	-	-	99,002
			2,864,366	1,304,260	-	259,536	3,909,090

Consolidated and parent entity – 2005

Right series	Grant date	Performance period expiry date	Rights at start of year Number	Add: new rights issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 1A	2-Sep-04	31-Dec-06	1,208,755	-	-	52,822	1,155,933
Series 1B	2-Sep-04	31-Dec-07	1,208,691	-	-	52,758	1,155,933
Series 2	21-Dec-04	31-Dec-06	380,000	-	-	-	380,000
Series 3	1-Jan-05	31-Dec-07	-	53,113	-	5,551	47,562
Series 4	17-May-05	31-Dec-07	-	68,343	-	-	68,343
Series 5A	17-Oct-05	31-Dec-09	-	14,149	-	-	14,149
Series 5B	17-Oct-05	31-Dec-09	-	14,149	-	-	14,149
Series 5C	17-Oct-05	31-Dec-10	-	14,149	-	-	14,149
Series 5D	17-Oct-05	31-Dec-10	-	14,148	-	-	14,148
			2,797,446	178,051	-	111,131	2,864,366

Note 32. Share-based payments *continued*

(b) General Employee Share Plan (GESP)

The General Employee Share Plan is designed to provide employees with shares in the parent entity under the provisions of section 139CD of the Australian Income Tax Assessment Act.

During the year, the Company issued 90,455 shares (2005: 109,025) to 1,145 employees (2005: 1,225) in Australia under this plan. Due to tax complexities certain eligible staff located overseas were issued either a deferred bonus of A$1,000 cash or a contingent allocation of an equivalent number of shares (47,212 shares to 635 employees) in lieu of a share allocation under the General Employee Share Plan, subject to their continued employment for a period of three years.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Weighted average market price $	Consolidated 2006 Number	2005 Number	Parent entity 2006 Number	2005 Number
Shares issued under the plan to participating employees on:					
29-Jun-05	11.13	–	109,025	–	109,025
30-Jun-06	12.64	**90,455**	–	**90,455**	–
		90,455	109,025	**90,455**	109,025

(c) Long-term Performance Option Plan (POP)

The Long-term Performance Option Plan ('POP'), an executive incentive scheme to drive the continuing improvement in the Company's performance, was approved at the Annual General Meeting of the Company in May 2005. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company, such that shares may, on exercise of such options, be allocated to eligible employees, subject to meeting performance criteria specified by the board within a set performance period.

Performance options will have an exercise price based on the value of the underlying fully paid shares at grant with vesting to the eligible employee dependent on the satisfaction of performance criteria and within a performance period specified by the board of directors (the 'Performance Criteria' and 'Performance Period', respectively).

If the Performance Criteria are satisfied at the end of the Performance Period, the POP provides for shares to be 'allocated' and registered in the name of the eligible employee on exercise of the option and payment of the exercise price, subject to disposal restrictions, until the eligible employee is entitled to have the disposal restrictions lifted, in accordance with the rules of the POP. Shares allocated under the POP may be forfeited by the Company, but only in limited circumstances such as where eligible employees act fraudulently or dishonestly.

The POP rules permit the Company, in its discretion, to issue or acquire on-market shares which are then registered in the name of the eligible employee or in the name of an agent or trustee on behalf of the eligible employee prior to the eligible employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the option being exercised. These are called unallocated shares. Rights to unallocated shares (and the associated options) will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

There have been no invitations issued to participate in this plan.

(d) Employee Share Option Plan (ESOP)

The Employee Share Option Plan was established to issue options over ordinary shares in the parent entity to employees of the consolidated entity.

As at 31 December 2006, 13 employees (2005: 62) were entitled to 1,205,000 (2005: 2,888,000) options under this plan.

The Employee Share Option Plan was discontinued in 2004. Options issued pursuant to the plan are exercisable subject to the Employee Share Option Plan rules.

Options are detailed in the tables below:

Consolidated and parent entity – 2006

Option series	Notes	Grant date	Expiry date	Exercise price $*	Options at start of year Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP								
Series 21	(a)	20-Jul-01	20-Jul-06	6.3303	106,750	106,750	-	-
Series 22	(a)	13-Aug-01	13-Aug-06	6.5720	50,000	50,000	-	-
Series 24	(a)	25-Oct-01	25-Oct-06	6.1415	15,000	-	15,000	-
Series 25	(a)	18-Dec-01	18-Dec-06	6.0928	1,250	1,250	-	-
Series 26	(a)	7-Mar-02	7-Mar-07	5.7431	987,500	872,500	30,000	85,000
Series 27	(a)	2-Jul-02	2-Jul-07	5.2002	140,000	95,000	-	45,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.3497	562,500	187,500	150,000	225,000
Series 29B	(b)	1-Sep-03	1-Sep-08	1.9503	125,000	125,000	-	-
Series 29C	(b)	1-Sep-03	1-Sep-08	2.4503	125,000	-	-	125,000
Series 29D	(b)	1-Sep-03	1-Sep-08	2.9503	125,000	-	-	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.2177	150,000	50,000	-	100,000
Series 31A	(b)	1-Sep-04	1-Sep-09	6.7016	125,000	-	-	125,000
Series 31B	(b)	1-Sep-04	1-Sep-09	7.2016	125,000	-	-	125,000
Series 31C	(b)	1-Sep-04	1-Sep-09	7.7016	125,000	-	-	125,000
Series 31D	(b)	1-Sep-04	1-Sep-09	8.2016	125,000	-	-	125,000
					2,888,000	1,488,000	195,000	1,205,000

*The option exercise price has been adjusted for the $0.21 per share capital return paid in July 2005.

Weighted average exercise price	$4.58	$4.79	$2.39	$4.69

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2006 was $13.26.

The weighted average remaining contractual life of share options outstanding as at 31 December 2006 was 1.52 years. No options were forfeited during the period covered by the above table.

Notes:

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.

(b) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

Note 32. Share-based payments *continued*

(d) Employee Share Option Plan (ESOP) *continued*

Consolidated and parent entity – 2005

Option series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP								
Series 12	(a)	3-Apr-00	3-Apr-05	3.7025	923,334	923,334	–	–
Series 14B	(b)	1-Aug-00	1-Aug-05	5.5505	70,000	70,000	–	–
Series 16B	(b)	4-Sep-00	4-Sep-05	5.8189	23,000	23,000	–	–
Series 17A	(a)	1-Nov-00	1-Nov-05	5.8005	50,000	50,000	–	–
Series 17B	(b)	1-Nov-00	1-Nov-05	5.8005	419,000	419,000	–	–
Series 19	(a)	19-Feb-01	19-Feb-06	5.4124	180,000	180,000	–	–
Series 21	(a)	20-Jul-01	20-Jul-06	6.3303	215,000	108,250	–	106,750
Series 22	(a)	13-Aug-01	13-Aug-06	6.5720	50,000	–	–	50,000
Series 24	(a)	25-Oct-01	25-Oct-06	6.1415	20,000	5,000	–	15,000
Series 25	(a)	18-Dec-01	18-Dec-06	6.0928	5,000	3,750	–	1,250
Series 26	(a)	7-Mar-02	7-Mar-07	5.7431	2,007,500	966,250	53,750	987,500
Series 27	(a)	2-Jul-02	2-Jul-07	5.2002	180,000	40,000	–	140,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.3497	750,000	187,500	–	562,500
Series 29A	(c)	1-Sep-03	1-Sep-08	1.4503	125,000	125,000	–	–
Series 29B	(c)	1-Sep-03	1-Sep-08	1.9503	125,000	–	–	125,000
Series 29C	(c)	1-Sep-03	1-Sep-08	2.4503	125,000	–	–	125,000
Series 29D	(c)	1-Sep-03	1-Sep-08	2.9503	125,000	–	–	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.2177	200,000	50,000	–	150,000
Series 31A	(c)	1-Sep-04	1-Sep-09	6.7016	125,000	–	–	125,000
Series 31B	(c)	1-Sep-04	1-Sep-09	7.2016	125,000	–	–	125,000
Series 31C	(c)	1-Sep-04	1-Sep-09	7.7016	125,000	–	–	125,000
Series 31D	(c)	1-Sep-04	1-Sep-09	8.2016	125,000	–	–	125,000
					6,092,834	3,151,084	53,750	2,888,000
Weighted average exercise price					$4.63	$4.60	$5.74	$4.68

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2005 was $10.84.

The weighted average remaining contractual life of share options outstanding as at 31 December 2005 was 2.82 years. No options were forfeited during the period covered by the above table.

Notes:

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 monthsafter grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

(d) Employee Share Option Plan (ESOP) *continued*

Options exercised during the financial year and number of shares issued to employees on the exercise of options:

Consolidated and parent entity					
Exercise date	Fair value of shares at issue date $	2006 Number	Exercise date	Fair value of shares at issue date $	2005 Number
ESOP			**ESOP**		
3-Mar-06	**12.75**	**403,750**	19-Jan-05	10.35	20,000
6-Mar-06	**12.77**	**95,000**	28-Jan-05	10.71	30,000
14-Mar-06	**13.06**	**103,750**	4-Feb-05	10.70	100,000
24-Mar-06	**13.63**	**22,500**	7-Feb-05	10.72	40,000
29-Mar-06	**13.40**	**10,000**	23-Feb-05	10.34	120,000
5-Apr-06	**14.10**	**153,750**	25-Feb-05	10.56	230,000
10-May-06	**13.69**	**22,500**	2-Mar-05	10.72	371,834
1-Jun-06	**13.54**	**58,750**	7-Mar-05	11.16	302,500
15-Jun-06	**12.63**	**19,250**	9-Mar-05	11.09	475,250
20-Jun-06	**12.60**	**3,750**	11-Mar-05	10.60	10,000
14-Sep-06	**13.13**	**332,500**	16-Mar-05	10.51	60,000
18-Sep-06	**13.07**	**32,500**	22-Mar-05	10.57	175,000
20-Sep-06	**13.41**	**22,500**	30-Mar-05	10.11	80,000
27-Sep-06	**14.13**	**90,000**	1-Apr-05	10.24	40,000
4-Oct-06	**13.83**	**87,500**	5-Apr-05	10.51	203,500
16-Oct-06	**13.83**	**10,000**	8-Apr-05	10.68	44,000
20-Oct-06	**13.57**	**5,000**	20-Apr-05	10.17	20,000
4-Dec-06	**15.47**	**10,000**	4-May-05	9.95	20,000
19-Dec-06	**16.02**	**5,000**	5-May-05	10.18	50,000
			18-May-05	10.19	7,000
			27-May-05	10.53	26,500
			31-May-05	10.42	2,500
			1-Jun-05	10.52	25,000
			17-Jun-05	10.90	50,000
			24-Jun-05	11.11	41,250
			17-Aug-05	12.97	22,500
			29-Aug-05	12.56	44,750
			31-Aug-05	12.57	15,000
			2-Sep-05	12.21	50,000
			7-Sep-05	12.59	35,000
			8-Sep-05	12.58	60,000
			12-Sep-05	12.38	8,750
			13-Sep-05	12.38	87,500
			14-Sep-05	12.44	18,750
			20-Sep-05	11.77	17,500
			21-Sep-05	11.68	5,000
			22-Sep-05	11.62	97,000
			26-Sep-05	11.95	70,000
			27-Sep-05	11.71	3,750
			30-Sep-05	11.85	66,250
			10-Oct-05	11.19	10,000
			27-Oct-05	11.42	5,000
		1,488,000			3,151,084

There are been no options exercised since the end of the financial year.

The fair value of the shares issued on the exercise of options is the average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

Note 32. Share-based payments *continued*

(d) Employee Share Option Plan (ESOP) *continued*

	Consolidated 2006 Number	Consolidated 2005 Number	Parent entity 2006 Number	Parent entity 2005 Number
Options vested at the reporting date	210,000	629,250	210,000	629,250

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Aggregate proceeds received from employees on the exercise of options and recognised as contributed equity and reserves	7,124,591	15,211,321	7,124,591	15,211,321
Fair value of shares issued to employees on the exercise of options as at their issue date	19,733,365	34,679,750	19,733,365	34,679,750

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(e) Expenses arising from share-based payment transactions				
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:				
Options issued under Employee Share Option Plan	367	767	–	–
Share rights issued under Performance Share Plan	8,092	5,732	–	–
Shares issued under General Employee Share Plan	1,145	1,213	1,145	1,213
	9,604	7,712	1,145	1,213

Note 33. Key management personnel disclosures

Directors

The following persons were directors of the Company during the financial year:

Chairman – non-executive	DJ Simpson
Executive director	PN Oneile – Chief Executive Officer and Managing Director
Non-executive directors	WM Baker
	RA Davis
	P Morris
	SAM Pitkin
	AW Steelman

Executive key management personnel

The executives who are responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

Name	Position
SCM Kelly*	Chief Financial Officer
SJ Parker	Group General Manager, Sales, Marketing and Research & Development
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager, Business and Strategic Development
BJ Yahl	Group General Manager, Commercial and Legal and Company Secretary

All of the above persons were considered executive key management personnel for the full year ended 31 December 2006.

*SCM Kelly was appointed an executive director on 20 February 2007, in accordance with disclosure requirements, SCM Kelly is included in the definition of executive key management personnel for the full year ended 31 December 2006.

Remuneration

The Company has taken advantage of the relief provided by ASIC Class Order 06 / 50 and has transferred the detailed remuneration disclosures to the Remuneration Report, presented in the Directors' Report which is on page 52 to 70.

Performance Share Plan rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the financial year by any key management personnel of the consolidated entity, including their personally related entities, are set out below:

2006	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 December 2005	Granted during the year as remuneration	Balance as at 31 December 2006
Executive director						
PN Oneile	2	31-Dec-06	$8.68	380,000	-	380,000
	4	31-Dec-07	$6.10	68,343	-	68,343
	7A	31-Dec-08	$8.18	-	99,001	99,001
	7B	31-Dec-08	$13.09	-	99,002	99,002
Executive key management personnel						
SCM Kelly	4	31-Dec-07	$6.10	21,707	-	21,707
	6A	31-Dec-08	$6.01	-	25,123	25,123
	6B	31-Dec-08	$11.25	-	25,122	25,122
SJ Parker	1A	31-Dec-06	$6.45	38,166	-	38,166
	1B	31-Dec-07	$6.25	38,165	-	38,165
	6A	31-Dec-08	$6.01	-	16,138	16,138
	6B	31-Dec-08	$11.25	-	16,137	16,137
GS Phillips	1A	31-Dec-06	$6.45	41,572	-	41,572
	1B	31-Dec-07	$6.25	41,572	-	41,572
	6A	31-Dec-08	$6.01	-	13,920	13,920
	6B	31-Dec-08	$11.25	-	13,920	13,920
IH Timmis	1A	31-Dec-06	$6.45	41,628	-	41,628
	1B	31-Dec-07	$6.25	41,627	-	41,627
	6A	31-Dec-08	$6.01	-	16,838	16,838
	6B	31-Dec-08	$11.25	-	16,837	16,837
BJ Yahl	1A	31-Dec-06	$6.45	30,000	-	30,000
	1B	31-Dec-07	$6.25	30,000	-	30,000
	6A	31-Dec-08	$6.01	-	24,746	24,746
	6B	31-Dec-08	$11.25	-	24,746	24,746

2005	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 December 2004	Granted during the year as remuneration	Balance as at 31 December 2005
Executive director						
PN Oneile	2	31-Dec-06	$8.68	380,000	-	380,000
	4	31-Dec-07	$6.10	-	68,343	68,343
Executive key management personnel						
SCM Kelly	4	31-Dec-07	$6.10	-	21,707	21,707
SJ Parker	1A	31-Dec-06	$6.45	38,166	-	38,166
	1B	31-Dec-07	$6.25	38,165	-	38,165
GS Phillips	1A	31-Dec-06	$6.45	41,572	-	41,572
	1B	31-Dec-07	$6.25	41,572	-	41,572
IH Timmis	1A	31-Dec-06	$6.45	41,628	-	41,628
	1B	31-Dec-07	$6.25	41,627	-	41,627
BJ Yahl	1A	31-Dec-06	$6.45	30,000	-	30,000
	1B	31-Dec-07	$6.25	30,000	-	30,000

Note 33. Key management personnel disclosures *continued*

Options provided as remuneration and option holdings

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

2006	Note	Series	Expiry date	Exercise price	Balance as at 31 Dec 2005	Exercised during the year	Balance as at 31 Dec 2006	Vested during the year	Fair value at exercise date	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	2	29B	01-Sep-08	$1.95	125,000	125,000	–	125,000	$1,593,750	–
	3	29C	01-Sep-08	$2.45	125,000	–	125,000	–	–	–
	4	29D	01-Sep-08	$2.95	125,000	–	125,000	–	–	–
	1	31A	01-Sep-09	$6.70	125,000	–	125,000	–	–	125,000
	2	31B	01-Sep-09	$7.20	125,000	–	125,000	–	–	–
	3	31C	01-Sep-09	$7.70	125,000	–	125,000	–	–	–
	4	31D	01-Sep-09	$8.20	125,000	–	125,000	–	–	–
SJ Parker	5	28	26-Aug-08	$1.35	150,000	50,000	100,000	50,000	$637,500	–
GS Phillips	5	30	03-Nov-08	$2.22	150,000	50,000	100,000	50,000	$677,000	–

2005	Note	Series	Expiry date	Exercise price	Balance as at 31 Dec 2004	Exercised during the year	Balance as at 31 Dec 2005	Vested during the year	Fair value at exercise date	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	1	29A	01-Sep-08	$1.45	125,000	125,000	–	125,000	$1,132,463	–
	2	29B	01-Sep-08	$1.95	125,000	–	125,000	–	–	–
	3	29C	01-Sep-08	$2.45	125,000	–	125,000	–	–	–
	4	29D	01-Sep-08	$2.95	125,000	–	125,000	–	–	–
	1	31A	01-Sep-09	$6.70	125,000	–	125,000	–	–	–
	2	31B	01-Sep-09	$7.20	125,000	–	125,000	–	–	–
	3	31C	01-Sep-09	$7.70	125,000	–	125,000	–	–	–
	4	31D	01-Sep-09	$8.20	125,000	–	125,000	–	–	–
SJ Parker	5	28	26-Aug-08	$1.35	200,000	50,000	150,000	50,000	$480,015	–
GS Phillips	5	30	03-Nov-08	$2.22	200,000	50,000	150,000	50,000	$423,615	–

*The option exercise price has been adjusted for the $0.21 per share capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was $0.21 higher than shown above.

Notes:

1 – Options are exercisable 18 months after grant date.
2 – Options are exercisable 30 months after grant date.
3 – Options are exercisable 42 months after grant date.
4 – Options are exercisable 54 months after grant date.
5 – Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.

General Employee Share Plan provided as remuneration

The numbers of shares held under the General Employee Share Plan ('GESP') during the financial year by any of the key management personnel of the consolidated entity, including their personally related entities, are set out below:

	Balance as at 31 December 2005	Shares vested / granted during the year	Shares issued during the year	Balance as at 31 December 2006
Executive key management personnel				
SCM Kelly	352	–	79	431
SJ Parker	951	599	79	431
GS Philips*	263	–	74	337
IH Timmis	352	–	79	431
BJ Yahl	89	–	79	168

	Balance as at 31 December 2004	Shares vested / granted during the year	Shares issued during the year	Balance as at 31 December 2005
Executive key management personnel				
SCM Kelly	263	–	89	352
SJ Parker	862	–	89	951
GS Philips	263	–	–	263
IH Timmis	263	–	89	352
BJ Yahl	–	–	89	89

*As an overseas employee, GS Philips was granted a contingent right to 74 shares during the year in lieu of a share allocation under the General Employee Share Plan, subject to continued employment for a period of three years.

Shareholdings

The numbers of shares (excluding those unvested under the General Employee Share Plan and the Performance Share Plan) in the Company held during the financial year by each key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual key management personnel and any entity under the joint or several control of the individual key management personnel they are shown as 'beneficially held'. Shares held by those who are defined by AASB 124 Related Party Disclosures as close members of the family of the individual key management personnel are shown as 'non beneficially held'.

	Balance as at 31 December 2005	Options exercised	Net other changes during the year	Balance as at 31 December 2006
Executive director				
PN Oneile				
– non-beneficially held	6,000	–	–	6,000
Non-executive directors				
DJ Simpson				
– beneficially held	106,000	–	–	106,000
WM Baker				
– beneficially held	4,700	–	–	4,700
RA Davis				
– beneficially held	1,200	–	2,249	3,449
P Morris				
– beneficially held	12,560	–	658	13,218
SAM Pitkin				
– beneficially held	6,000	–	1,572	7,572
AW Steelman				
– beneficially held	16,000	–	–	16,000
– non-beneficially held	4,505	–	–	4,505

Note 33. Key management personnel disclosures *continued*

Shareholdings *continued*

	Balance as at 31 December 2005	Options exercised	Net other changes during the year	Balance as at 31 December 2006
Executive key management personnel				
SCM Kelly				
– beneficially held	200,000	125,000	–	325,000
SJ Parker				
– beneficially held	50,000	50,000	(19,401)	80,599
GS Phillips				
– beneficially held	169,687	50,000	(116,666)	103,021
IH Timmis				
– beneficially held	–	–	–	–
BJ Yahl				
– beneficially held	–	–	–	–

	Balance as at 31 December 2004	Options exercised	Net other changes during the year	Balance as at 31 December 2005
Executive director				
PN Oneile				
– non-beneficially held	6,000	–	–	6,000
Non-executive directors				
DJ Simpson				
– beneficially held	106,000	–	–	106,000
– non-beneficially held	17,000	–	(17,000)	–
WM Baker				
– beneficially held	–	–	4,700	4,700
RA Davis				
– beneficially held	–	–	1,200	1,200
P Morris				
– beneficially held	8,680	–	3,880	12,560
SAM Pitkin				
– beneficially held	–	–	6,000	6,000
AW Steelman				
– beneficially held	10,000	–	6,000	16,000
– non-beneficially held	–	–	4,505	4,505
Executive key management personnel				
SCM Kelly				
– beneficially held	75,000	125,000	–	200,000
SJ Parker				
– beneficially held	–	50,000	–	50,000
GS Phillips				
– beneficially held	119,687	50,000	–	169,687
IH Timmis				
– beneficially held	–	–	–	–
BJ Yahl				
– beneficially held	–	–	–	–

Shareholdings *continued*

Options exercised during the year by key management personnel are shown below:

		Exercise date	Number of options exercised	Paid per share	Unpaid per share
Executive key management personnel					
SCM Kelly	**2006**	**28-Feb-06**	**125,000**	**$1.9503**	**-**
	2005	02-Mar-05	125,000	$1.6603	-
SJ Parker	**2006**	**28-Feb-06**	**50,000**	**$1.3497**	**-**
	2005	07-Mar-05	50,000	$1.5597	-
GS Phillips	**2006**	**31-May-06**	**50,000**	**$2.2177**	**-**
	2005	14-Jun-05	50,000	$2.4277	-

Shareholdings of directors and key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Directors and key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

Loans to key management personnel

No key management personnel held any loans with the Company during the financial year.

Other transactions with key management personnel

Refer to Note 35 of the financial statements for details of related party transactions with key management personnel.

Note 34. Remuneration of auditors

During the year, the following services were paid to the auditor of the parent entity and its related practices:

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	444,461	441,044	-	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	491,000	477,282	-	-
Total remuneration for audit services	935,461	918,326	-	-
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm	10,000	33,400	-	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	97,337	79,892	-	-
Total remuneration for other assurance services	107,337	113,292	-	-
Total remuneration for assurance services	1,042,798	1,031,618	-	-
Advisory services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Legal and compliance	9,900	2,950	-	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	-	-	-	-
Total remuneration for advisory services	9,900	2,950	-	-

Audit fees for the parent entity were paid by a subsidiary entity.

Note 35. Related parties

(i) Other transactions with key management personnel

There were no transactions with directors and key management personnel, other than:

(a) Sale of gaming machines in 2006 of $899,531 provided on normal terms and conditions to venues owned by National Leisure & Gaming Limited, of which SAM Pitkin holds the position of non-executive chairman; and

(b) Financial consulting services in 2005 of $100,656 provided on normal terms and conditions by N M Rothschild & Sons (Australia) Limited, of which RA Davis holds the position of Consulting Director – Investment Banking.

(ii) Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in Note 27.

All transactions between entities within the wholly-owned group during the years ended 31 December 2006 and 31 December 2005 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2006 and 31 December 2005 consisted of:

(a) loans advanced by Aristocrat Leisure Limited;
(b) loans repaid to Aristocrat Leisure Limited;
(c) the receipt of interest on the USD denominated loan to Aristocrat International Pty Ltd;
(d) the payment of dividends to Aristocrat Leisure Limited;
(e) management fees charging out costs in relation to the General Employee Share Plan; and
(f) a tax sharing and funding agreement.

The above transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principal on loans advanced by Aristocrat Leisure Limited. The average interest rate charged on the loan to Aristocrat International Pty Ltd during the year was 6.376% (2005: 4.46%).

	Parent entity 2006 $	Parent entity 2005 $
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group		
Other revenue – management fee	-	1,213,448
Interest revenue	7,609,370	9,621,059
Dividend revenue	100,000,000	90,000,000
Foreign exchange gain / (loss) in relation to intercompany loan	3,074,868	(11,220,535)
Aggregate net amount receivable from entities in the wholly-owned group at balance date		
Current		
Tax related amounts receivable from wholly-owned entities	63,100,692	78,514,185
Non-current		
Receivable from wholly-owned entities	86,607,945	335,231,613

Note 35. Related parties *continued*

(iii) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Jointly controlled legal entity				
Revenue				
Service fee	55,087	-	-	-
Reimbursement of travel and accommodation	17,881	-	-	-
Purchase of goods and services				
Purchase of gaming equipment	13,831,341	-	-	-
Current receivables (service fee)	55,087	-	-	-
Current payables (purchase of goods and services)	7,923,338	-	-	-
Net amount receivable from minority shareholder as at balance date				
Current				
Receivable from related entity – interest	1,009,548	-	-	-
Receivable from related entity – loan	480,735	-	-	-
Non-current				
Receivable from related entity – loan	6,148,092	-	-	-

On 31 May 2006, Aristocrat International Pty Ltd a wholly owned entity advanced to Yabobie Investments (Pty) Limited, the minority shareholder of the Group's South African operations, a seven year loan of ZAR43,400,000.

The loan is secured over the shares of the South African legal entity and the shareholder's dividends are re-directed as repayments against the loan balance.

The interest rate payable is at 1% less than the prime bank overdraft rate charged by an approved bank of the Republic of South Africa.

Note 36. Earnings per share

	2006 Cents	Consolidated 2005 Cents
Basic earnings per share	**51.2**	51.4
Diluted earnings per share	**50.9**	51.1

	2006 Number	Consolidated 2005 Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**466,585,445**	475,122,352
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**466,585,445**	475,122,352
Effect of options	**1,104,951**	2,047,228
Effect of Performance Share Rights	**1,754,804**	1,187,445
Effect of convertible subordinated bonds	**–**	–
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**469,445,200**	478,357,025

	2006 $'000	Consolidated 2005 $'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit attributable to members of Aristocrat Leisure Limited	**238,998**	244,321
After tax effect of interest on convertible subordinated bonds	**–**	–
Earnings used in calculating diluted earnings per share	**238,998**	244,321

Information concerning the classification of securities

(a) Options

Options granted to employees under the Aristocrat Employee Share Option Plan and the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options in relation to the financial year ended 31 December 2006 are set out in Notes 32 and 33. Options exercised since the reporting date are set out in Note 32.

Included within the weighted average number of potential ordinary shares related to options are 63,738 (2005: 13,460) options that had lapsed during the year and 381,482 (2005: 508,364) options that had been exercised during the year.

(b) Convertible subordinated bonds

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in Note 18.

(c) Performance Share Rights

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share. Details relating to the rights are set out in Notes 32 and 33.

Included within the weighted average number of potential ordinary shares related to performance share rights are 87,475 (2005: 48,526) performance share rights that had lapsed during the year.

(d) Share-based payments trust

Shares purchased on-market through the Aristocrat Employee Equity Plan Trust have been treated as shares bought back and cancelled for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Shares issued through the Aristocrat Employee Equity Plan Trust on the exercise of options have been treated as shares issued from capital for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Note 37. Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities

	Consolidated		Parent entity	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Profit from ordinary activities after income tax	240,055	244,321	99,452	90,878
Depreciation and amortisation	31,415	39,735	-	-
Dividends	-	-	(100,000)	(90,000)
Other income	-	-	-	(1,213)
Equity settled share-based payments	9,604	7,712	1,145	1,213
Non-cash interest expense	3,472	1,243	3,400	1,243
Net loss on sale of intangible assets	-	15	-	-
Net (gain) / loss on sale of property, plant and equipment	840	(70)	-	-
Share of net profits of jointly controlled entity	(7,150)	-	-	-
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	5,975	-	-	-
Net foreign exchange differences	(660)	2,450	(4,015)	(1,078)
Partial sale of subsidiary	(6,219)	-	-	-
Change in operating assets and liabilities				
– Decrease / (increase) in receivables and deferred revenue	96,319	(66,454)	15,214	(32,721)
– Decrease / (increase) in inventories	14,274	(12,740)	-	-
– Decrease / (increase) in other operating assets	-	(841)	-	-
– Increase / (decrease) in tax balances	(31,450)	38,622	(14,021)	32,858
– Increase / (decrease) in trade creditors and payables	(143,518)	134,552	2,744	(59)
– Increase / (decrease) in other provisions	(8,185)	4,608	-	-
Net cash inflow from operating activities	204,772	393,153	3,919	1,121

Note 38. Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd were parties to deed of cross guarantee in 2005 that has been lodged with and approved by the Australian Securities & Investments Commission. Aristocrat (Asia) Pty Limited and Aristocrat (Macau) Pty Limited joined the deed on 22 December 2006. Under the deed of cross guarantee, each of the above named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the deed of cross guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated income statement of the 'Closed Group':

	2006 $'000	2005 $'000
Condensed income statement		
Profit before income tax	325,094	284,516
Income tax expense	(91,079)	(83,898)
Profit for the year	234,015	200,618

Set out below is a summary of movements in consolidated retained earnings of the 'Closed Group':

	2006 $'000	2005 $'000
Retained earnings at the beginning of the financial year	245,360	112,752
Transfers in from reserves and other	-	(533)
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)	-	(731)
Profit for the year	234,015	200,618
Dividends paid	(149,947)	(66,746)
Retained earnings at the end of the financial year	329,428	245,360

Set out below is a consolidated balance sheet of the 'Closed Group':

	2006 $'000	2005 $'000
Current assets		
Cash and cash equivalents	68,954	184,973
Receivables	60,979	77,801
Inventories	21,839	15,941
Tax assets	-	510
Total current assets	151,772	279,225
Non-current assets		
Receivables	77,262	276,038
Financial assets	246,305	85,580
Property, plant and equipment	55,195	56,792
Deferred tax assets	20,724	30,016
Intangible assets	2,254	2,267
Total non-current assets	401,740	450,693
Total assets	553,512	729,918

Note 38. Deed of cross guarantee *continued*

	2006 $'000	2005 $'000
Current liabilities		
Payables	97,771	90,942
Borrowings	-	175,808
Current tax liabilities	48,111	64,424
Provisions	11,249	11,436
Other liabilities	7,615	7,283
Total current liabilities	164,746	349,893
Non-current liabilities		
Provisions	4,534	3,904
Other liabilities	39,067	41,364
Total non-current liabilities	43,601	45,268
Total liabilities	208,347	395,161
Net assets	345,165	334,757
Equity		
Contributed equity	53,573	88,240
Reserves	(37,836)	1,157
Retained earnings	329,428	245,360
Total equity	345,165	334,757

In the directors' opinion:

(a) the financial statements and notes set out on pages 72 to 136 are in accordance with the *Corporations Act 2001* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 52 to 70 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 38 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 38.

The directors have been given declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

DJ Simpson
Chairman

Sydney
20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion:

1. the financial report of Aristocrat Leisure Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Leisure Limited Group (defined below) as at 31 December 2006, and of their performance for year ended on that date, and

   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001* and

2. the remuneration disclosures that are contained on pages 52 to 70 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the company) and the Aristocrat Leisure Limited Group (the consolidated entity), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 52 to 70 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Glossary of Terms

AGE	Australasian Gaming Expo (trade show held each year in Sydney)
Asia Pacific	Asia-Pacific excludes Japan for the purposes of this report
Approval	Official licence to operate within a venue, market or jurisdiction
ASX	Australian Stock Exchange
Company	The term 'Company' includes all subsidiaries for the purposes of this report
CMS	Central Monitoring System
Conversion	Field change of game title in EGM
DACOM™	Aristocrat's proprietary electronic monitoring system
DGR	NSW Department of Gaming and Racing
DIA	New Zealand Department of Internal Affairs: NZ Gaming Regulator
EGM	Electronic Gaming Machine
EMS	Electronic Monitoring System
EPROM	Erasable and Programmable Read Only Memory: Memory Device
G2E	Global Gaming Expo (trade show held each year in Las Vegas)
Hardware	Physical Components (electrical and mechanical)
Hyperlink™	Link Progressive Jackpot System developed and patented by Aristocrat
ICE	International Casino Exhibition (trade show held each year in London)
LAB	New South Wales Liquor Administration Board
LCD	Liquid Crystal Display
LPM	Limited Payout Market (South Africa)
Multigame	EGM configured to enable selection of games from approved ranges
MultiLink™	Aristocrat's proprietary new link product combining Hyperlink™ and Players' Choice™
MKVI	Aristocrat's proprietary Mark 6 game platform
MTGM	Multi-Terminal Gaming Machine
MVP™	'Most Valuable Product' – MKV Series II Slot Machine
Mystery	Controller driven mystery jackpot system
OASIS™	On-line Accounting and Slot Information System

Pachislo	Pachislo (or pachislot) machines are one of the two principal genres of gaming machines offered to players in Japan. Pachislo machines are similar to EGMs but involve physical (i.e. mechanical) reels rather than virtual reels
Participation	Specific form of Recurring Revenue model (a pay or return model) based on a percentage of cash box or fee per day
PID	Player Information Display
PowerPay™	Aristocrat's proprietary new gaming product that permits players to configure their bets more effectively and, if they wish, double total credits bet by selecting the PowerPay™ mode.
Recurring Revenue	Range of pricing models including percentage of cashbox, fee per day and other financial leasing arrangements
Reel Power™	Patented game category
System 6000S	DACOM 5000E System that includes table management
The Analyst™	Graphical Data Retrieval System Developed by Aristocrat
TITO	Ticket-In Ticket-Out (also known as Ticket-Out Ticket-In or TOTI) means technology which permits players to use tickets to purchase credits on EGMs and to receive tickets from the EGMs which are capable of being used in all other EGMs or being exchanged for cash at a cashier or a redemption machine in the venue (including EGMs produced by competitors). It has been approved in most North American gaming jurisdictions.
NGCB	Nevada Gaming Control Board
Working Capital	Current receivables plus current inventories less current payables
Xcede™	Platform upgrade kit – MKV to MKVI platform
Xcite™	Aristocrat EGM released in 2001
Xtreme™	Xcite™ EGM cabinet with dual monitor (LCD) in top box

Corporate Directory

Directors

DJ Simpson
Non-executive Chairman

PN Oneile
Chief Executive Officer and Managing Director

SCM Kelly
Chief Financial Officer and Finance Director

WM Baker
Non-executive Director

P Morris
Non-executive Director

AW Steelman
Non-executive Director

SAM Pitkin
Non-executive Director

RA Davis
Non-executive Director

Secretaries

BJ Yahl
JFC Carr-Gregg

Global Headquarters

Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia
Telephone: +61 2 9413 6300
Facsimile: +61 2 9420 1352

Internet Site

www.aristocratgaming.com

Australia

Manufacturing and Research & Development
Aristocrat Technologies Australia Pty Limited
149 Dunning Avenue
PO Box 155
Rosebery NSW 2018
Australia
Telephone: +61 2 9697 4350
Facsimile: +61 2 9700 8149

Aristocrat Global Gaming
151 Dunning Avenue
Rosebery NSW 2018
Australia
Telephone: +61 2 9697 4007
Facsimile: +61 2 9697 4830

International

The Americas

North America
Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas
Nevada 89119
USA
Telephone: + 1 702 270 1000
Facsimile: + 1 702 270 1001

South America
Aristocrat (Argentina) Pty Ltd
San Vladimiro 3056, 1 Piso Of. 7
San Isidro
Buenos Aires CP 1642
Argentina, South America
Telephone/ Fax: + 5411 4708 5400

Asia

Macau
Aristocrat (Macau) Pty. Limited
17th Floor, Hotline Centre
335-341 Alameda Drive
Carlos d' Assumpcao
Macau
Telephone: + 853 28 722 777
Fax: + 853 28 722 783

Singapore
Aristocrat Technologies
61 Kaki Bukit Avenue 1
Shun Li Industrial Park #04-29
Singapore 417943
Telephone: + 656 444 5666
Facsimile: + 656 842 4533

Europe

Great Britain
Aristocrat Technologies Europe Ltd
25 Riverside Way
Uxbridge
Middlesex UB8 2YF U.K.
Telephone: + 44 1895 618 500
Facsimile: + 44 1895 618 501

Sweden
ACE Interactive (ACEI AB)
Hammarby Kajväg 16
Box 92079
SE-120 07 Stockholm
Sweden
Telephone: + 46 8 522 158 00
Facsimile: + 46 8 642 47 14

Russia
Aristocrat Technologies LLC
Kosmodamoanskaya nab..
52, str. 3, 6th floor. office 2C-05,
Moscow 115054
Russia
Telephone: + 7 495 785-2875
Facsimile: + 7 495 785-2876

Japan
Aristocrat Technologies KK
7th Floor, Ryukakusan Building
2-5-12 Higashi-kanda Chiyoda-ku
Tokyo Japan 101-0031
Telephone: + 813 5835 0521
Facsimile: + 813 5835 0523

New Zealand
Aristocrat Technologies NZ Ltd
22 Vestey Drive, Mt Wellington
Auckland, New Zealand
Telephone: + 649 259 2000
Facsimile: + 649 259 2001

South Africa
Aristocrat Technologies Africa (Pty) Limited
40 Galaxy Avenue
Linbro Business Park
Linbro Park
South Africa 2090
Telephone: + 27 11 579 2900
Facsimile: + 27 11 608 0030

Investor Contacts

Share Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000 Australia
Email:
myshares.aristocrat@linkmarketservices.com.au
Website: www.linkmarketservices.com.au
Locked Bag A14, Sydney South NSW 1235
Australia

Auditor
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 1171 Australia

Stock Exchange Listings
Aristocrat Leisure Limited
Ordinary Shares are listed on the Australian
Stock Exchange
CODE: ALL

Investor Email Address
Investors may send email queries to:
investor.relations@ali.com.au

Our global market
Approved jurisdictions



END

Approved jurisdictions

- Albania
- Angola
- Antigua
- Argentina
- Aruba
- Australia
- Australian Capital Territory
- New South Wales
- Northern Territory
- Queensland
- South Australia
- Tasmania
- Victoria
- Western Australia
- Austria
- Bahamas
- Barbados
- Belarus
- Benin
- Bosnia & Herzegovina
- Botswana
- Brazil
- Bulgaria
- Cambodia
- Canada
- Alberta
- British Columbia
- Manitoba
- New Brunswick
- Newfoundland
- Nova Scotia
- Ontario
- Prince Edward Island
- Quebec
- Saskatchewan
- Yukon
- Chile
- Colombia
- Comoros
- Croatia
- Cyprus, North
- Czech Republic
- Denmark
- Djibouti
- Dominican Republic
- Egypt
- Estonia
- Finland
- France
- Gabon
- Gambia
- Georgia
- Germany
- Ghana
- Gibraltar
- Greece
- Honduras
- Hungary
- Iceland
- Italy
- Japan
- Kenya
- Latvia
- Lesotho
- Lithuania
- Luxembourg
- Macau
- Macedonia
- Malawi
- Malta
- Mauritius
- Montenegro
- Morocco
- Mozambique
- Namibia
- Netherlands (Holland)
- New Zealand
- Niger
- Netherlands Antilles
- Curacao
- Bonaire
- St Maarten
- Nigeria
- Peru
- Philippines
- Poland
- Puerto Rico
- Reunion
- Romania
- Russia
- Saint Kitts and Nevis
- Saint Vincents and Grenadines
- Senegal
- Serbia
- Seychelles
- Slovakia
- Slovenia
- Solomon Islands
- South Africa
- Eastern Cape
- Free State
- Gauteng
- KwaZulu-Natal
- Mpumalanga
- Northern Cape
- Limpopo
- North West Cape
- Western Cape
- Swaziland
- Sweden
- Switzerland
- Tanzania
- Togo
- Tunisia
- Turks and Caicos Islands
- Uganda
- Ukraine
- United Kingdom
- United States of America
- Arizona
- California
- Colorado
- Connecticut
- Delaware
- Florida
- Idaho
- Illinois
- Indiana
- Iowa
- Kansas
- Louisiana
- Maine
- Maryland
- Michigan
- Minnesota
- Mississippi
- Missouri
- Montana
- Nevada
- New Jersey
- New Mexico
- New York
- North Dakota
- Oregon
- Rhode Island
- South Dakota
- Washington
- West Virginia
- Wisconsin
- Uruguay
- Venezuela
- Vietnam
- Zambia
- Zimbabwe